As filed with the Securities and Exchange Commission on  July 17, 2012
Registration Statement No.333-●

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1 REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

GRYPHON GOLD CORPORATION

(Exact name of registrant as specified in its charter)

Nevada	1041	92-0185596
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

611 N. Nevada Street
Carson City, Nevada 89703
(604) 261-2229

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Dorsey & Whitney LLP
1400 Wewatta Street
Suite 400
Denver, Colorado 80202
(303) 629-3400

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Kenneth G. Sam, Esq. Jason K. Brenkert, Esq. Dorsey & Whitney LLP 1400 Wewatta Street Suite 400 Denver, Colorado 80202

Approximate date of commencement of proposed sale to the public:  As soon as practicable after this registration statement becomes effective

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering.   ☒

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. (Check one):

Large Accelerated Filer ☐	Accelerated Filer	Non-Accelerated Filer ☐	Smaller Reporting Company ☒

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per unit	Proposed maximum aggregate offering price	Amount of registration fee (4)
Common Stock acquirable upon exercise of Series O Warrants to be offered for resale by selling stockholders (1)	3,250,000	$0.1175	$376,000	$43.09
Common Stock acquirable upon exercise of Series R Warrants to be offered for resale by selling stockholders (2)	1,500,000	$0.1175	$176,250	$20.20
Common Stock acquirable upon exercise of Series T Warrants to be offered for resale by selling stockholders (3)	14,062,500	$0.1175	$1,652,344	$189.36
TOTAL	18,812,500		$2,204,594	$253.32

(1)	Consisting of shares of common stock issuable upon exercise of Series O Warrants at $0.30 per share, expiring on January 21, 2013.

(2)	Consisting of shares of common stock issuable upon exercise of Series R Warrants at Cdn$0.1862 per share, expiring on March 20, 2015.

(3)	Consisting of shares of common stock issuable upon exercise of Series T Warrants at Cdn$0.16 per share, expiring on April 18, 2015.

(4)
The registration fee is calculated pursuant to Rule 457(c) of the Securities Act based on the average of the high and low bid price of the Registrant’s common stock on July 12, 2012, as reported by the FINRA OTC Bulletin Board.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended (the “Securities Act”), or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted .

Subject To Completion: Dated July 17, 2012

PRELIMINARY PROSPECTUS

Gryphon Gold Corporation

18,812,500 SHARES OF COMMON STOCK

This prospectus relates to the sale, transfer or distribution of up to 18,812,500 shares of common stock, par value $0.001 per share, of Gryphon Gold Corporation by the selling security holders described herein.  The price at which the selling security holders may sell the shares of common stock will be determined by the prevailing market price for the shares or in negotiated transactions.  The shares of common stock registered for resale include:

●	3,250,000 shares of common stock acquirable by selling security holders upon exercise of Series O Warrants at $0.30 per share, until January 21, 2013;

●	1,500,000 shares of common stock acquirable by selling security holders upon exercise of Series R Warrants at Cdn$0.1862 per share, until March 20, 2015; and

●	14,062,500 shares of common stock acquirable by selling security holders upon exercise of Series T Warrants at Cdn$0.16 per share,until April 18, 2015.

We will not receive any proceeds from the sale or distribution of the common stock by the selling security holders.  We may receive proceeds from the exercise of the warrants, if any, and will use the proceeds from any exercise for general working capital purposes.

Our common stock is currently listed on the Over-the-Counter Bulletin Board under the symbol ‘‘GYPH.OB” and on the Toronto Stock Exchange under the symbol “GGN”. As of July 12, 2012, the last reported sale price of our common stock was $0.12 per share on the Over-the-Counter Bulletin Board and Cdn.$0.12 per share on the Toronto Stock Exchange.  We convert Canadian dollar data into United States dollars using the noon rate of exchange of Cdn$1.00 = US$1.02 on June 29, 2012 as reported by the Bank of Canada.

Investing in our common stock involves a high degree of risk.   You should read this entire prospectus carefully, including the section entitled "Risk Factors" beginning on page 13.

These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the Securities and Exchange Commission or any state securities commission passed upon the accuracy or adequacy of this prospectus.  Any representation to the contrary is a criminal offense.

THE DATE OF THIS PROSPECTUS IS JULY 17, 2012

You should rely only on the information contained or incorporated by reference in this prospectus and in any free writing prospectus that we have authorized for use in connection with this offering. Neither we, the underwriter nor the Canadian agent has authorized any other person to provide you with additional or different information. If anyone provides you with different or inconsistent information, you should not rely on it. Neither we, the underwriter nor the Canadian agent is making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. You should assume that the information in this prospectus is accurate only as of the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

Some of the industry and market data contained in this prospectus are based on independent industry publications or other publicly available information, while other information is based on our internal sources. Although we believe that each source is reliable as of its respective date, the information contained in such sources has not been independently verified, and neither we, the underwriter nor the Canadian agent can assure you as to the accuracy or completeness of this information.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information you should consider before buying shares of our common stock. You should read the entire prospectus carefully, especially the "Risk Factors" section and our consolidated financial statements and the related notes appearing at the end of this prospectus, before deciding to invest in shares of our common stock. Unless the context provides otherwise, all references to “Gryphon,” “Gryphon Gold,” “we,” us,” “our,” or similar terms, refer to Gryphon Gold Corporation and its wholly owned subsidiaries.
In this prospectus all references to "$" or "dollars" mean the U.S. dollar, and unless otherwise indicated all currency amounts in this prospectus are stated in U.S. dollars. All references to "Cdn.$" refer to the Canadian dollar. All financial statements have been prepared in accordance with accounting principles generally accepted in the United States and are reported in U.S. dollars.

The Company

Incorporation and Address

We, Gryphon Gold Corporation, were formed under the laws of the State of Nevada on April 24, 2003.

We own 100% of the issued and outstanding shares of our operating subsidiary, Borealis Mining Company, which we refer to as “BMC”.  BMC was formed under the laws of the State of Nevada on June 5, 2003.

Our principal business office, which also serves as our administration and financial office, is located in the United States at 611 N. Nevada Street, Carson City, Nevada, 89703 and our telephone number is (604) 261-2229.

Business Overview

Gryphon Gold is in the business of acquiring, exploring, and developing gold properties in the United States, emphasizing the State of Nevada. Our objective is to increase value of our shares through the exploration, development and extraction of gold deposits, on our Borealis Property, located in Nevada’s Walker Lane Gold Belt.

In the spring of 2010, we developed a plan for the start-up of the Borealis Project on a staged basis. The object of the plan was to raise sufficient capital to begin gold recovery and to use internal cash flow to grow the operation to the full 42,000 ounces per year as presented in the 2009 Study design. All of the capital and operating cost were based upon the 2009 Study design and numbers, with updates of critical operating parameters and confirmation of critical capital expenditures.

On October 21, 2010, we announced that we had developed a new strategic plan to potentially expedite production at the Borealis Property. The focus was to finalize critical data pertaining to the Freedom Flats releach at the Borealis Property and then to finance the scaled-down version of the mine start-up. The Phase 1 concept of the board of directors’ (the “Board”) plan is to begin gold recovery from the previously mined and partially leached Freedom Flats oxide heap. The plan required the construction of a new leach pad and ponds. Gold recovery to bullion was planned to occur in the fourth month after ground breaking and would have occurred through a toll process or at an Adsorption Desorption Recovery plant (referred to as an “ADR”).

In November 2010, we began the sample collection from the Freedom Flats releach to confirm the critical data pertaining to heap gold grade (oz. per ton) and gold and silver recovery. Metallurgical test work, being conducted by an independent Nevada testing firm, began in November 2010.

In April 2011, we received the Pre-Feasibility Study which provided updated capital and operating cost estimates for our plan. The object of Phase 1 was to raise sufficient capital to begin gold recovery and to use internal cash flow to expand operations to allow us to extract in excess of 42,000 ounces per year gold equivalent Pre-Feasibility Study design, although our current target is to extract 25,000 to 30,000 ounces of gold and gold equivalents. The plan contemplated the construction of a leach pad and ponds.  The April 2011 Pre-Feasibility Study shows an average annual production of over 42,000 ounces a year gold-equivalent for six years, $12.7 million in initial capital costs (consisting of initial construction costs of $8.61 million, bonding costs of $3 million, $0.41 million in additional indirect capital costs and a $0.75 million contingency) and average life-of-mine cash operating cost of $851 per ounce of gold. While the Pre-Feasibility Study forms the basis for the classification of some of the gold and silver resources on the Borealis Property as proven or probable reserves, as defined in accordance with the Definition Standards on Mineral Resources and Mineral Reserves of the Canadian Institute of Mining, Metallurgy and Petroleum, adopted for the purposes of NI 43-101, the Pre-Feasibility Study is not a bankable feasibility study and cannot form the basis for proven or probable reserves on the Borealis Property for the purposes of U.S. securities laws. For the purposes of reporting under U.S. securities laws, only a “final” or “bankable” feasibility study which uses the three-year, historical average price may form the basis of the classification of mineralization as “proven reserves” or “probable reserves.

Pursuant to the Pre-Feasibility Study, Phase 1 of our plan was anticipated to cost approximately $12.7 million and to provide cash flow that will fund Phase 2. This next Phase was anticipated to expand the leach pad; increase the crushing and mining equipment; construct the permanent gold recovery plant and begin mining in the Borealis Property’s East Ridge open pit. Cash flows from the Phase 2 is expected to provide the capital required to expand the mine to full production. The main activities associated with full production were: push back of the Freedom Flats pit exposing high grade oxide gold, development of roads and infrastructure, and pre-stripping and development of the remaining oxide reserves. The capital was also anticipated to provide the funding needed to continue the exploration required to expand the oxide resources for expansion of mine life.

Based upon our plan under the Pre-Feasibility Study and the financing Gryphon Gold obtained in May 2011, Gryphon Gold broke ground on June 6, 2011.  The loading of material to the heap leach pad commenced on August 13, 2011 and we shipped gold and silver loaded on carbon on October 8, 2011 to and independent refiner.

In the course of initial development, the Borealis Project was severely limited in the amount of material that could be placed on the leach pad as a result of the contractor being unable to produce the leach pad overliner in a timely manner.  This challenge was not remedied until mid-December, 2011. Also during this period the crusher was removed from the site for nearly two months for emergency maintenance and a smaller less efficient temporary crusher was used, however tonnage delivery was reduced as this crusher availability was limited due to unforeseen continual maintenance requirements.  In addition, the pump that delivers solutions to the leach pad from the barren ponds was undersized, resulting in a reduced flow to the pad of less than 50% of design capacity.  This problem was remedied in March 2012, with the installation of an additional pump.  Because of these delays and challenges, additional financing was required to complete and develop Phase II, and we successfully closed a $15,000,000 financing on April 12, 2012.

Phase II is anticipated to include a leach pad expansion and mobilization of a larger crusher unit as well as the completion of the ADR. In order to get to expand production mining activities we will have to commence in the Borealis Pit.  Main activities to expand the Borealis Project’s production will include;

●	Development of roads, power and other infrastructure

●	Pre-stripping and development of the remaining oxide reserves

●	Efficient mining and processing of approximately 3-5 million tons per year

The initial mine plan is estimated at 3 years with an additional 3 years if drilling will confirm our current oxide resource In year seven reclamation will begin with heap wash down.  Expansion of the mine life past the initial 6-year estimate is dependant on the expansion of current mineralization or the discovery of additional mineralization through further exploration drilling on the property.

As mentioned, groundbreaking occurred for the construction of the Borealis Project on June 6, 2011.  By December, 2011, 605 ounces of gold was loaded on carbon and delivered to and independent refiners.  When the refinery informed us that they could no longer accept deliveries we built additional inventories until the fourth quarter where we delivered and sold an additional 975 ounces of gold to Waterton Global Value, L.P.

During the fourth quarter, our ADR plant was 90% complete and became operational.  On March 30, 2012, we produced our first bar of doré containing 418 ounces of gold and 724 ounces of silver.

Recent Developments

On April 25, 2011, we released the Pre-Feasibility Study for the development of the Borealis Property. The mineralization data and the economic analysis data contained in the Pre-Feasibility Study supersedes and replaces the data contained in the Technical Report, the Preliminary Assessment and the 2009 Study.  The Pre-Feasibility Study evaluated a potential oxide heap leach mining and production operation on the Borealis Property and estimated that such an operation would have a six-year mine life with an average annual production of 42,000 ounces per year gold equivalent and require $12.7 million in initial capital costs (consisting of initial construction costs of $8.61 million, bonding costs of $3 million, $0.41 million in additional indirect capital costs and a $0.75 million contingency) with an average life-of-mine cash operating cost of $851 per ounce of gold. Life of mine capital costs include $12.9 million in direct costs, $8.86 million of indirect costs, $1.2 million of contingency costs, for total life of mine capital costs of $23 million. The Pre-Feasibility Study is not a bankable feasibility study and cannot form the basis for proven or probable reserves on the Borealis Property.

On May 26, 2011, we announced that on site construction work for the Borealis Project was scheduled to begin on June 6, 2011, that heap leach pad construction was scheduled for early June with pad loading scheduled for late July, that all major components for Phase 1A had been placed on order and delivery complied with the anticipated time line and that we anticipate first revenue from gold sales as early as October, 2011.

On June 6, 2011, we began site work at the Borealis Project. During the current fiscal year we completed construction of the new leach pad, both preg and barren ponds, carbon columns, roads, grounds and power distribution system.

As at March 31, 2012 the ADR was 90% complete and operational.  To date, we have invested $19.6 million in construction of the total site and the mineral property at Borealis.  We poured our first bar on March 30, 2012 and have poured gold each week since then.  We expect our operating cost per ounce to be in the $900-$1,000 per ounce range.

Recent Capital Raises

May Common Stock Offering

On May 18, 2011, we closed a public offering of 80,000,000 shares of our common stock at a price of $0.125 per share for aggregate gross proceeds of approximately $10,000,000.  As part of the offering the underwriters were granted an over-allotment option to cover over-allotments, if any.  In connection with the closing of the initial offering, one underwriter exercised its over-allotment option in full for an additional 6,000,000 shares of our common stock at $0.125 per share for additional gross proceeds of $750,000.  On May 24, 2011, the second underwriter exercised their over-allotment option in part for an additional 3,060,000 shares of our common stock at a price of $0.125 per share for additional gross proceeds of $382,500.

July Debenture Offering

On July 27, 2011, we closed a $3,169,514 debt offering of units at a price of $1,000 CAD per unit.  The offering was led by Acumen Capital Finance Partners Limited in Canada and by Roth Capital Partners in the United States.  Each unit consists of $1,000 CAD principal amount of 10% secured subordinated debentures maturing July 28, 2012 and 1,500 Series P Warrants.  Each warrant entitles the holder thereof to purchase one share of common stock at a price of $0.20 USD per share until January 27, 2013.  We also issued each of Acumen and Roth 112,500 Broker Warrants exercisable to acquire shares of common stock at a price per share of US$0.20, until January 27, 2013.

The debentures bear interest from the date of issue at 10.0% per annum, payable quarterly on March 31,June 30, September 30, and December 31 of each year commencing on September 30, 2011.  The debentures were issued under the Trust indenture, which contains customary terms, conditions and covenants.  The debentures were secured by a pledge of shares of BMC and a general security interest in the assets of Gryphon Gold.  We repaid these debentures in April 2012.

November Debenture Offering

On November 22, 2011 we closed another $4.3 million debt offering of units.  The offering was led by Acumen Capital Finance Partners Limited in Canada and by Roth Capital Partners in the United States.  Each unit consists of $1,000 CAD principal amount of 10% secured subordinated debentures maturing November 23, 2012 and 750 Series Q Warrants.  Each warrant entitles the holder thereof to purchase one share of common stock at a price of $0.40 per share until May 22, 2013.

The debentures bear interest from the date of issue at 10.0% per annum, payable quarterly on March 31, June 30, and September 30.  The debentures were issued under a Trust Indenture, which contains terms, conditions, covenants and restrictive covenants, including restrictive covenants that limited our ability to issue equity and debt securities.  The debentures were secured by a pledge of the shares of BMC and a general security interest in our assets which was subordinate to the security interest granted to holders of the debentures issued on July 27, 2011.  We repaid these debentures in April 2012.

Waterton Global Value, L.P. – Bridge Loan

On March 20, 2012, we entered into a Bridge Loan facility with Waterton Global Value, L.P. for $1,500,000.  The loan was to be paid within 60 days or be subject to immediate repayment from the $15,000,000 Senior Credit Facility.  Security for the loan was a perfected lien and a first priority security interest in all tangible and intangible properties and assets of Gryphon Gold.  The loan accrued interest at a rate of 15% per annum and was subject to a $30,000 structuring fee, a fee of $100,000 for legal and other related expenses, as well as the issuance of 1,500,000 Series R Warrants, each entitling the lender to purchase one common share of Gryphon Gold stock at a strike price of Cdn$0.1862 per share.  The warrants expire on March 20, 2015.

In conjunction with the bridge loan the noteholders of the July and November 2011 debentures were issued an aggregate total of 14,955,308 Series S Warrants, each exercisable to acquire our common shares at a price of $0.164 until September 20, 2013.

Waterton Global Value, L.P. – Senior Credit Facility

On April 18, 2012, we entered into a Senior Secured Gold Stream non-revolving credit facility with Waterton Global Value L.P (the “Facility”), in the aggregate amount of $15,000,000.  The full $15,000,000 was advanced to us on April 19, 2012, and we used the proceeds to pay off the Bridge Loan of $1,500,000 entered into with Waterton Global Value, L.P. in March 20, 2012, as well as our Cdn$3,000,000 10% subordinated secured notes, due in July of 2013, and our Cdn$4,500,000 10% subordinated secured notes, due November 27, 2013.  The Facility loan accrues interest at 5% per annum and is repayable in 12 equal monthly installments commencing in May 2013.  The amount of monthly repayments will be based on a formula using 80% of the gold spot price as the value of the gold.  On each repayment date, we may pay the monthly repayment amount in gold to Waterton Global Value, L.P.'s  gold account, or, if requested by Waterton Global Value, L.P., pay the amount in cash.  The Senior Facility bears an interest rate at 5% per annum.  The loan is secured by a first priority charge on the assets of Gryphon Gold and BMC.

We paid Waterton a non-refundable structuring fee equal to 1% of the draw-down amount and issued Waterton 14,062,500 Series T Warrants, exercisable to acquire shares of common stock at a price of Cdn$0.16 per share until April 18, 2015.

As part of the Senior Facility, we entered into a Gold and Silver Supply Agreement with Waterton whereby Waterton has the right to purchase all of the gold and silver produced by BMC at the Borealis property.  The Gold and Silver Supply agreement is effective from the closing date of the Senior Facility until the Borealis Property ceases operations.

Our Management

James T. O’Neil serves as our Chief Executive Officer (CEO).  Mr. O’Neil began his career with ASARCO in 1973 where he ended up as Vice President-Finance and Administration from 2001-2004.  From 2004-2006 Mr. O’Neil was Vice President-Finance, Controller, & Treasurer with Apollo Gold Corporation.  From 2006 until present, Mr. O’Neil served as CFO and Chief Operations Officer of Jipangu International.

Robert L. Chapman serves as our Chief Financial Officer.  Mr Chapman brings over 30 years of mining and financial experience to the Gryphon team.  Mr Chapman spent 11 years at the Goldstrike Operation for Barrick Gold, was Executive Vice President and Chief Financial Officer for Apollo Gold from 2002 – 2005, spent three years as Regional Vice President of Business Services for Newmont Mining Corp and operated a mining/financial consulting company for several years.

Steven K. Jones serves as our Vice President Exploration.  Mr Jones brings 34 years of mining and exploration experience to the Gryphon team.  Mr Jones spent 4 years with Phillips Petroleum as an exploration geologist, 2 years with Getty Mining as a consulting exploration geologist, 4 years with Pegasus Gold as a Senior Geologist, 14 years with Kennecott Exploration as a manager of geology, and 10 years as an international consulting geologist

Lisanna M. Lewis serves as one of our Vice Presidents and our Treasurer and Secretary.

The Offering

This is an offering of up to 18,812,500 shares of our common stock by certain selling stockholders.

Shares Offered By the Selling	18,812,500 shares of common stock, $0.001 par value per share,
Stockholders	including:
● ● ●
3,250,000 shares of common stock acquirable by selling security holders upon exercise of Series O Warrants at $0.30 per share, until January 21, 2013;

1,500,000 shares of common stock acquirable by selling security holders upon exercise of Series R Warrants at  Cdn$0.1862 per share, until March 20, 2015; and

14,062,500 shares of common stock acquirable by selling security holders upon exercise of Series T Warrants at Cdn$0.16 per share,until April 18, 2015.

Offering Price	Determined at the time of sale by the selling stockholders

Common Stock Outstanding	194,103,382 common shares
as of June 29, 2012

Use of Proceeds	We will not receive any of the proceeds of the shares offered by the selling stockholders. We may receive proceeds from the exercise of the warrants, if any, and will use the proceeds from any exercise for general working capital purposes

Dividend Policy	We currently intend to retain any future earnings to fund the development and growth of our business. Therefore, we do not currently anticipate paying cash dividends.

Risk Factors	Investing in our common stock involves risks that are described in the “Risk Factors” section beginning on page 13 of this prospectus.

Listing Symbols	Our common stock is currently listed on the Over-the-Counter Bulletin Board under the symbol “ GYPH.OB” and on the Toronto Stock Exchange under the symbol “GGN”.

The number of shares of our common stock that will be outstanding immediately after this offering, assuming full exercise of the Series O, Series R and Series R Warrants, will be 212,865,882 shares of common stock based on the number of issued and outstanding shares of common stock as of June 29, 2012.

Summary Financial Data

The following consolidated statements of operations data for the fiscal years ended March 31, 2012 and 2011 and consolidated balance sheet data as at March 31, 2012 and 2011 are derived from our audited consolidated financial statements, which are included elsewhere in this prospectus.  Our financial statements are prepared and presented in accordance with generally accepted accounting principles in the United States (U.S. GAAP). Our historical results for any period are not necessarily indicative of our future performance. You should read the following information in conjunction with “Management’s Discussion and Analysis of Financial Condition and Operating Results” and our financial statements and related notes included elsewhere in this prospectus.

CONSOLIDATED STATEMENT OF OPERATIONS DATA:

	Year Ended March 31,
	2012		2011

Revenue	$	NIL	$NIL
Loss for the period from continuing operations		$(5,121,372)	$(3,383,599)
Net loss for period		$(5,121,372)	$(2,747,891)
Total loss per share		$(0.03)	$(0.03)
Basic and diluted weighted average number of common shares outstanding		$181,395,836	$90,075,261

CONSOLIDATED BALANCE SHEET DATA:

	At March 31, 2012
	2012	2011

Cash	$602.343	837,457
Total assets	$30,212,382	4,260,541
Total current liabilities	$6,964,235	397,106
Asset retirement obligation liability	$1,675,877	51,300
Deficit accumulated during exploration stage	$(43,072,173)	(37,950,801)
Total stockholders’ equity	$11,236,368	3,812,135

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the risk factors described below together with all of the other information contained in this prospectus, including our consolidated financial statements and the notes thereto, before deciding whether to invest in shares of our common stock. Each of these risks could have a material adverse effect on our business, operating results, financial condition and/or growth prospects. As a result, the trading price of our common stock could decline and you might lose all or part of your investment. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our operations.

Risks Related to Our Operations

We will require future financing to enable us to continue operations.

We have just begun operating on the Borealis Property and may not have sufficient capital to fully fund all of our obligations, and we recognized that additional resources were required to enable us to continue operations.

At March 31, 2012, we had negative working capital of $7,322,145 with an average cash expenditure rate of $1,000,000 per month in a typical month. This level of activity will change based upon future events.  We have instituted a new cost accounting to track production expenditures on a monthly basis.  Current assets consisted of $602,343 in cash, $358,005 in accounts receivable, and $171,516 in prepaid expenses, $6,363,016 in metal and supply inventories and $312,549 in deferred debt issue costs.  We had $5,004,298 in accounts payable and $1,959,937 in the current portion of our debts.

Subsequent to March 31, 2012, we obtained a $15,000,000 Senior Facility.  On April 19, 2012, we drew down the full $15,000,000 and used the proceeds to pay off a Bridge Loan of $1,500,000 entered into with Waterton on March 20, 2012, Cdn$3,000,000 10% subordinated secured notes, due in July of 2013, and Cdn$4,500,000 10% subordinated secured notes, due November 27, 2013.  We intend to use the remaining proceeds for working capital and additional capital expenditures related to our Borealis Project.  The Senior Facility loan accrues interest at a rate of 5% per annum and is repayable in 12 equal monthly installments commencing in May 2013.  We anticipate that the remaining proceeds from the Senior Facility and cash flow from operations will be sufficient to fund our cash requirements to achieve full production and processing capabilities at the Borealis Project.  However, no assurance can be given that we will achieve profitability or positive cash flow from operations and we may require additional financing if we encounter unexpected costs or delays.

Our lease for the Borealis Property is subject to our continuing to perform development work, an activity that requires capital.

Our lease for the Borealis Property, which includes claims covering the principal deposits, states that after January 24, 2009 (twelve years from the effective date of the lease) we must be engaged in active mining, development or processing to automatically extend the term of the lease. Development is defined to mean work or construction in preparation for mining or processing a proven or probable reserves, including further exploration of development drilling of such a reserve. If we do not perform any qualifying development activities within a 365-day period, we are subject to losing our lease rights in the Borealis Property. Qualifying work has been completed on an ongoing basis since the January 24, 2009 trigger date. If projected capital costs or operating costs for the Borealis Project exceed current projections, further mine development is delayed or estimated production revenues are delayed or less than projected, without additional financing in the future, we may not be able to continue production and expansion and we may lose the lease to the Borealis Property.

Risks related to the Borealis Property.

Our mining operations may be hazzardous and we are subject to significant regulatory oversight that may disrupt our operations.

Mining operations are inherently hazzardous and subject to unforseen risks of accidents.  Our operations are regulated by the Mine Safety and Health Administration (MSHA), and MSHA regulators make regular inspections at our mine site.  Although we strive to maintain a safe and reliable work place for all of our employees and we employ a full time Safety Director to insure that safe work practices are followed, we cannot eliminate all risks of accidents or major safety violations at the Borealis Mine Site.  An accident may result in injury or death at a mine site and safety violations may result in stop work orders and/or significant fines.  Accidents or safety violations may disrupt our operations and have an adverse affect on our production targets and results of operations.

We have limited history of producing metals from our mineral property and there can be no assurance that we can continue to profitably produce precious metals.

While we have moved from the development stage to production, we are subject to risks of a new start-up operation, including, but not limited to:

●	mechanical break down and unforeseen maintenance issues;

●	equipment capacity limitations and delays in full utilization of equipment and facilities;

●	reliability of contractor services and service providers;

●	the ability to find sufficient gold reserves to support a mining operation;

●	the availability and costs of skilled labor and mining equipment;

●	compliance with environmental and other governmental approval and permit requirements;

●	our success depends on our ability to achieve operational results that match design parameters in terms of:

●	ore grade

●	gold and silver metal recoveries

●	operating costs

●	operating efficiencies

●	the availability of funds to finance future development of the property;

●	increases in reclamation bonding;

●	potential opposition from non-governmental organizations, environmental groups, local groups or local inhabitants which may delay or prevent development activities; and

●	potential increases in operating costs and working capital increases due to changes in the cost of fuel, power, materials, supplies, and other costs.

The costs, timing and complexities of production may be increased by the remote location of the Borealis Property. It is common in new mining operations to experience unexpected problems and delays during mine start-up and production. In addition, delays in production often occur. Accordingly, we cannot assure you that our activities will result in profitable mining operations or profitably produce metals at any of our properties.

Our exploration activities on the Borealis Property may not be commercially successful, which could lead us to abandon our plans to develop the property and our investments in exploration.

Our long-term success depends on our ability to identify additional mineral deposits on the Borealis Property and other properties we may acquire, if any, that we can then develop into commercially viable mining operations. Mineral exploration is highly speculative in nature, involves many risks and is frequently non-productive. These risks include unusual or unexpected geologic formations, and the inability to obtain suitable or adequate machinery, equipment or labor. The success of gold exploration is determined in part by the following factors:

●	the identification of potential gold mineralization based on evaluation of the host rock, alteration, structure, geochemistry and proper sampling;

●	availability of government-granted exploration permits;

●	the quality of our management and our geological and technical expertise; and

●	the capital available for exploration.

Substantial expenditures are required to establish proven and probable reserves through drilling and analysis, to develop metallurgical processes to extract metal, and to develop the mining and processing facilities and infrastructure at any site chosen for mining. Whether a mineral deposit will be commercially viable depends on a number of factors, which include, without limitation, the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices, which fluctuate widely; and government regulations, including, without limitation, regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. We may invest significant capital and resources in exploration activities and abandon such investments if we are unable to identify commercially exploitable mineral reserves. The decision to abandon a project may have an adverse effect on the market value of our securities and the ability to raise future financing. We cannot assure you that we will discover or acquire any mineralized material in sufficient quantities on any of our properties to justify commercial operations.

Actual capital costs, operating costs, production and economic returns may differ significantly from those we have anticipated and there are no assurances that our production activities will result in profitable mining operations.

We plan to estimate operating and capital costs for the Borealis Property based on information available to us and that we believe to be accurate. However, costs for labor, regulatory compliance, energy, mine and plant equipment and materials needed for production may significantly fluctuate. In light of these factors, actual costs related to our to proposed budgeted production costs may exceed any estimates we may make. We do not have an operating history upon which we can base estimates of future operating costs related to the Borealis Property, and we intend to rely upon our future economic feasibility of the project and any estimates that may be contained therein. Studies derive estimates of cash operating costs based upon, among other things:

●	anticipated tonnage, grades and metallurgical characteristics of the material to be mined and processed;

●	anticipated recovery rates of gold and other metals from the material;

●	cash operating costs of comparable facilities and equipment; and

●	anticipated climatic conditions and availability of water.

Capital and operating costs, production and economic returns, and other estimates contained in feasibility studies may differ significantly from actual costs, and there can be no assurance that our actual capital and operating costs will not be higher than anticipated or disclosed.

In addition, any calculations of cash costs and cash cost per ounce may differ from similarly titled measures of other companies and are not intended to be an indicator of projected operating profit.

A shortage of critical equipment, supplies, and resources could adversely affect our operations.

We are dependent on certain equipment, supplies and resources to carry out our mining operations, including input commodities, drilling equipment and skilled labor. A shortage in the market for any of these factors could cause unanticipated cost increases and delays in delivery times, which could in turn adversely impact production schedules and costs.

Operations at the Borealis Property will require a significant amount of water. The Borealis Property is located in an arid region with an over-appropriated water basin. Successful mining and processing will require careful control of project water usage and efficient reclamation of project solutions back into the process. The figures for our mineralization are estimates based on interpretation and assumptions and may yield less mineral production under actual conditions than is currently estimated.

Unless otherwise indicated, mineralization figures presented in this prospectus and in our filings with securities regulatory authorities, press releases and other public statements that may be made from time to time are based upon estimates made by independent geologists and our internal geologists. When making determinations about whether to advance any of our projects to development, we must rely upon such estimated calculations as to the mineral reserves and grades of mineralization on our properties. Until material is actually mined and processed, mineral reserves and grades of mineralization must be considered as estimates only.

These estimates are imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling analysis, which may prove to be unreliable. We cannot assure you that:

●	these estimates will be accurate;

●	reserves or other mineralization estimates will be accurate; or

●	this mineralization can be mined or processed profitably.

Any material changes in mineral reserves estimates and grades of mineralization will affect the economic viability of placing a property into production and a property’s return on capital.

On June 6, 2011, we broke ground and began construction of the Borealis Project.  To date, the leach pad, the ponds, power distribution system, refinery and process plant as well as general facilities are in place.  We have $19.6 million dollars invested in our property, plant and equipment at year-end.

Because we have just recently started production at our Borealis Property, mineralization estimates, including reserves estimates, for the Borealis Property may require adjustments or downward revisions based upon actual production experience. In addition, the grade of material ultimately mined, if any, may differ from that indicated by our feasibility studies and drill results. There can be no assurance that minerals recovered in small scale tests will be duplicated in large scale tests under on-site conditions or in production scale.

The mineralization estimates contained in this report have been determined and valued based on assumed future prices, cut-off grades and operating costs that may prove to be inaccurate. Extended declines in market prices for gold and silver may render portions of our mineralization, reserve estimates uneconomic and result in reduced reported mineralization or adversely affect the commercial viability of our Borealis Property. Any material reductions in estimates of mineralization, or of our ability to extract this mineralization, could have a material adverse effect on our results of operations or financial condition.

Changes in the market price of gold, silver and other metals, which in the past has fluctuated widely, will affect the profitability of our operations and financial condition.

Our profitability and long-term viability depend, in large part, upon the market price of gold and other metals and minerals produced from our mineral properties. The market price of gold and other metals is volatile and is impacted by numerous factors beyond our control, including:

●	sales by central banks and other holders, speculators and producers of gold and other metals in response to any of the below factors.

●	the relative strength of the U.S. dollar and certain other currencies;

●	interest rates;

●	global or regional political, financial, or economic conditions;

●	supply and demand for jewelry and industrial products containing metals; and

●	expectations with respect to the rate of inflation;

A material decrease in the market price of gold and other metals could affect the commercial viability of our Borealis Property and our anticipated development and production assumptions. Lower gold prices could also adversely affect our ability to finance future development at the Borealis Property, all of which would have a material adverse effect on our financial condition and results of operations. There can be no assurance that the market price of gold and other metals will remain at current levels or that such prices will improve.

Mining is inherently dangerous and subject to conditions or events beyond our control, which could have a material adverse effect on our business.

Mining involves various types of risks and hazards, including:

●	environmental hazards;

●	power outages;

●	metallurgical and other processing problems;

●	unusual or unexpected geological formations;

●	structural cave-ins or slides;

●	flooding, fire, explosions, cave-ins, pit wall landslides and rock-bursts;

●	inability to obtain suitable or adequate machinery, equipment, or labor;

●	mine safety risk and risk of closure or significant fines;

●	metals losses; and

●	periodic interruptions due to inclement or hazardous weather conditions.

These risks could result in damage to, or destruction of, mineral properties, production facilities or other properties, personal injury, environmental damage, delays in mining, increased production costs, monetary losses and possible legal liability.

We do not insure against all risks to which we may be subject in our planned operations.

We currently maintain insurance to insure against general commercial liability claims, losses of equipment and pollution. Our insurance will not cover all of the potential risks associated with a mining company’s operations, and we may be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, we expect that insurance against certain hazards as a result of exploration and production may be prohibitively expensive to obtain for a company of our size and financial means.

Losses from events that are not covered by our insurance policies may cause us to incur significant costs that could negatively affect our financial condition and ability to fund our activities on the Borealis Property. A significant loss could force us to terminate our operations.

We are subject to significant governmental regulations.

Our primary properties, operations and exploration and development activities are in Nevada and are subject to extensive federal, state, and local laws and regulations governing various matters, including:

●	environmental and wildlife protection;

●	management and use of toxic substances and explosives;

●	management of natural resources;

●	exploration, development of mines, production and post-closure reclamation;

●	export controls;

●	price controls;

●	regulations concerning business dealings with native groups;

●	labor standards and occupational health and safety, including mine safety; and

●	historic and cultural preservation.

Failure to comply with applicable laws and regulations may result in civil or criminal fines or penalties or enforcement actions, including orders issued by regulatory or judicial authorities enjoining or curtailing operations or requiring corrective measures, installation of additional equipment or remedial actions, any of which could result in us incurring significant expenditures. We may also be required to compensate private parties suffering loss or damage by reason of a breach of such laws, regulations or permitting requirements. It is also possible that future laws and regulations, or a more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expense, capital expenditures, restrictions on or suspensions of our operations and delays in the development of our properties.

Our activities are subject to environmental laws and regulations that may increase our costs of doing business and restrict our operations.

All of our exploration, potential development and production activities are in the United States and are subject to regulation by governmental agencies under various environmental laws. These laws address, among other things, emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species and reclamation of lands disturbed by mining operations.

Our operations involve the use of sodium cyanide, which is a toxic material. The use of sodium cyanide is normal for the industry, and appropriate steps are taken to prevent leakage into the environment. However, if the material is discharged, we could incur significant liabilities associated with containment and clean-up, against which we might not be insured.

Additionally, our operations result in emissions of greenhouse gases, which may be subject to increased regulation in the future. In general, environmental legislation is evolving and the trend has been towards stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and increasing responsibility for companies and their officers, directors and employees. Compliance with environmental laws and regulations requires significant capital outlays, and future changes in these laws and regulations may cause material changes to our operations and future activities. It is possible that future changes in these laws or regulations could have a significant negative impact on our operations at the Borealis Property, or some portion of our business, causing us to re-evaluate those activities at that time.

Land reclamation requirements for our Borealis Property may be burdensome.

Although variable depending on location and the governing authority, land reclamation requirements are generally imposed on mineral exploration companies (as well as companies with mining operations) in order to minimize long term effects of land disturbance.

Reclamation may include requirements to:

●	control dispersion of potentially deleterious effluents; and

●	reasonably re-establish pre-disturbance land forms and vegetation.

In order to carry out reclamation obligations imposed on us in connection with our production, we have set up a provision for our reclamation obligations at the Borealis Property, but this provision may not be adequate. If we are required to carry out unanticipated reclamation work, our financial position could be adversely affected.

Our operations require us to obtain government permits and approvals.

Permits and approvals from various government agencies, such as the State of Nevada and the United States Forest Service, were required in order to construct and begin operations on the Borealis Property. All major operating permits remain in place, but there are still some additional minor permits or permit modifications to be secured. Though these additional permits should be straightforward to obtain, there can be no assurance that delays will not occur in connection with obtaining these additional permits or later renewing the existing ones. In addition, our permits may be revoked in the future for failure to comply with applicable regulations or for other reasons that may be beyond our control.

We also have gold resources outside of our currently permitted boundaries.  If we decide to expand operations all permits and approvals will have to be obtained from the state and federal agencies in order for us to proceed.

We may experience difficulty attracting and retaining qualified management to meet the needs of our anticipated growth, and the failure to manage our growth effectively could have a material adverse effect on our business and financial condition.

We are dependent on the services of key executives including, James T. O’Neil, CEO, Steve Jones, Vice President Exploration, Lisanna Lewis, Vice President & Treasurer, Robert Cassinelli, our Project Manager andRobert L. Chapman, CFO, and other highly skilled and experienced employees and consultants focused on our Borealis Property’s production and managing our interests and on-going exploration programs on our other properties. Our management is also responsible for the identification of new opportunities for growth and funding. Due to our relatively small size, the loss of these persons or our inability to attract and retain additional highly skilled employees required for our development activities may have a material adverse effect on our business or future operations. We do not maintain key-man life insurance on any of our key management employees.

We compete with larger, better capitalized competitors in the mining industry.

The mining industry is intensely competitive in all of its phases, including financing, technical resources, personnel and property acquisition. It requires significant capital, technical resources, personnel and operational experience to effectively compete in the mining industry. Because of the costs associated with production, and the expertise required to operate our project, larger companies with significant resources may have an advantage over us. We face strong competition from other mining companies, some with greater financial resources, operational experience and technical capabilities than us. Competition for resources at all levels is currently very intense, particularly affecting the availability of manpower, drill rigs, mining equipment and production equipment. As a result of this competition, we may be unable to maintain or acquire financing, personnel, technical resources or attractive mining properties on terms we consider acceptable or at all.

Title to the Borealis Property may be subject to other claims, which could affect our property rights and claims.

Although we believe we have exercised commercially reasonable due diligence with respect to determining title to properties we own or control through the BMC and the claims that are subject to the Borealis Property mining lease, there is no guarantee that title to such properties will not be challenged or impugned. The Borealis Property may be subject to prior unrecorded agreements or transfers or native land claims and title may be affected by undetected defects. There may be valid challenges to the title of these properties which, if successful, could impair development and/or operations. This is particularly the case in respect of those portions of the Borealis Property in which we hold our interest solely through a lease with the claim holders, as such interest is substantially based on contract and has been subject to a number of assignments (as opposed to a direct interest in the property).

All of the mineral rights to the Borealis Property consist of "unpatented" mining claims created and maintained in accordance with the U.S. general mining laws. Unpatented mining claims are unique property interests, and are generally considered to be subject to greater title risk than other real property interests because the validity of unpatented mining claims is often uncertain. This uncertainty arises, in part, out of the complex federal and state laws and regulations under the U.S. general mining laws, including the requirement of a proper physical discovery of valuable minerals within the boundaries of each claim and proper compliance with physical staking requirements. Also, unpatented mining claims are always subject to possible challenges by third parties or validity contests by the federal government. The validity of an unpatented mining or mill site claim, in terms of both its location and its maintenance, is dependent on strict compliance with a complex body of U.S. federal and state statutory and decisional law. In addition, there are few public records that definitively determine the issues of validity and ownership of unpatented mining claims.

There are differences in U.S. and Canadian practices for reporting reserves and resources.

We are a reporting issuer in Canada and report under Canadian reporting standards outside the United States. Our disclosure outside the United States differs from the disclosure contained in our SEC filings. We generally furnish our disclosure released outside the United States with the SEC as Regulation FD disclosure.

Our reserve and resource estimates disseminated outside the United States are not directly comparable to those made in filings subject to SEC reporting and disclosure requirements, as we generally report reserves and resources in accordance with Canadian practices. These practices are different from the practices used to report reserve and resource estimates in reports and other materials filed with the SEC. It is Canadian practice to report measured, indicated and inferred resources, which are generally not permitted in disclosure filed with the SEC. In the United States, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Further, “inferred resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC only permits issuers to report “resources” as in place tonnage and grade without reference to unit measures.

Accordingly, information concerning descriptions of mineralization, reserves and resources contained in disclosure released outside the United States, or in the documents incorporated herein by reference, may not be comparable to information made public by other United States companies subject to the reporting and disclosure requirements of the SEC.

We will be required to locate mineral reserves for our long-term success.

Because mines have limited lives based on proven and probable mineral reserves, we will have to continually replace and expand our mineral reserves, if any, when the Borealis Property produces gold and other base or precious metals. Our ability to maintain or increase the property’s annual production of gold and other base or precious metals will be dependent almost entirely on our ability to bring new mines into production.

Our directors may have conflicts of interest as a result of their relationships with other companies.

Certain directors of Gryphon Gold have served or are serving as officers and directors for other companies engaged in natural resource exploration and development and may also serve as directors and/or officers of other companies involved in natural resource exploration and development.

Legislation, including the Sarbanes-Oxley Act of 2002, may make it difficult for us to retain or attract officers and directors.

We may be unable to attract and retain qualified officers, directors and members of board committees required to provide for our effective management as a result of rules and regulations which govern publicly-held companies. Sarbanes-Oxley Act of 2002 has resulted in a series of rules and regulations by the SEC that increase responsibilities and liabilities of directors and executive officers. We are a small company with a very limited operating history and small revenues and profits, which may influence the decisions of potential candidates we may recruit as directors or officers. The perceived increased personal risk associated with these recent changes may deter qualified individuals from accepting these roles.

While we believe we have adequate internal control over financial reporting, we may be required to provide an auditors attestation on the effectiveness of our internal controls over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002, and any adverse results from such attestation could result in a loss of investor confidence in our financial reports and have an adverse effect on the price of our shares of common stock.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, we have furnished a report by management on our internal control over financial reporting in our annual report on Form 10-K for the year ended March 31, 2012.  Such report contains, among other matters, an assessment of the effectiveness of our internal control over financial reporting, including a statement as to whether or not our internal control over financial reporting is effective.

We are currently a “smaller reporting company” as defined under the rules and regulations of the SEC, and therefore, do not have to provide an auditor’s report on the effectiveness of such internal control over financial reporting pursuant to recent changes to Section 404 of the Sarbanes-Oxley Act of 2002. However, if we lose our status as a “smaller reporting company” in the future, we would be required in our annual report on Form 10-K for the following fiscal year to provide an attestation report from our auditors on the effectiveness of such internal control over financial reporting.

While we have evaluated our internal control over financial reporting and have concluded that we have two material weaknesses related to the transformation from exploration and development to production accounting. Complex accounting transactions are apparent relating to our debt terms and our units of production depreciation along with other accounting estimates.  We received a bridge loan just before year end that included the issuing of warrants to existing debt holders in return for the forbearance of the debt covenants which created a substantial modification in the terms of the notes. Subsequent to year end and during the audit procedure it was brought to management’s attention that this transaction should be recorded as a loss on the modification of debt instead of accounting for it as a discount to the notes payable. Included in the loss was the fair value of the warrants issued to the existing noteholders and the extinguishing the existing debt discount and offering costs.  During the audit process subsequent to year end it was brought to management’s attention that the units of production deprecation method used to calculate plant, property and equipment’s depreciation for the period was calculated incorrectly as the amount for mineral properties was missed during the calculation resulting in a material affect on the financial statements.  We intend to remediate these weaknesses by adding additional people to the staff and having a better segregation of duties program among the staff. We will also institute a formal review program for all complex accounting issues. Our intention is to close the books on a monthly basis in order to get more timely information. A review of our IT system will also take place this year.  If we are unable to address the weaknesses in our internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, which could have a material adverse effect on our stock price.

Failure to comply may make it more difficult for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage and/or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our Board, on committees of our Board, or as executive officers.

We may be subject to legal proceedings that may have an adverse affect on our results of operations.

On January 31, 2012, we were served with a complaint alleging breach of contract that was filed in the First Judicial District Court for the State of Nevada in Carson City by Borealis royalty holders which include the Cavell Trust, Hardrock Mining Company and John W. Whitney. The royalty holders allege that “advance royalties” which we have paid are not recoverable and are payable during the duration of the mining lease.  On February 21, 2012 we filed an answer and counterclaim against the plaintiffs for alleged breach of contract claim.  Due to the inherent uncertainty of the litigation process, the resolution of any particular legal proceeding and the substantial defense and settlement costs associated with legal proceedings could have a material effect on our future financial position and results of operations.  We currently place an amount equal to the accrued offset to the “advance royalties” into escrow pending the outcome of the litigation.

Risks Related To Our Securities

The market for our common shares has been volatile in the past, and may be subject to fluctuations in the future.

The market price of our common stock has ranged from a high Cdn$0.35 and a low Cdn$0.13 during the twelve month period ended March 31, 2012. The market price for our common stock closed at Cdn$0.15 on March 31, 2012. The market price of our common stock may fluctuate significantly from its current level in response to quarterly variations in operating results, announcements of technological innovations or new products by us or our competitors, changes in financial estimates by securities analysts, or other events or factors. In addition, the financial markets have experienced significant price and volume fluctuations for a number of reasons, including the failure of the operating results of certain companies to meet market expectations that have particularly affected the market prices of equity securities of many mining companies that have often been unrelated to the operating performance of such companies. These broad market fluctuations, or any industry-specific market fluctuations, may adversely affect the market price of our common stock.

We have convertible securities outstanding, which if fully exercised could require us to issue shares of our common stock and result in dilution to existing stockholders.

As of March 31, 2012, we had 194,103,382 shares of common stock issued and outstanding. We may be required to issue the following shares of common stock upon exercise of options and warrants or conversion of convertible securities:

●	5,940,000 (inclusive of the 550,000 granted to a consultant outside of the stock option plan) shares of common stock issuable upon vested exercise of options outstanding as of March 31, 2012;

●	30,748,273 shares of common stock issuable upon exercise of warrants outstanding as of March 31, 2012 (732,215 expiring on June 16,2012); and

●	2,727,857 shares of common stock issuable upon converting the $1,909,500 convertible note held by our royalty holders (current exercise amount is $0.70);

Subsequent to March 31, 2012, we issued an additional 14,062,500 Series T Warrants, exercisable to acquire shares of common stock at a price of Cdn$0.16 per share until April 18, 2015.

If all of the convertible securities issued and outstanding as of March 31, 2012 are fully exercised or converted, we would issue an additional 39,416,130 shares of common stock, and our issued and outstanding share capital would increase to 233,519,512 shares.  If all of the convertible securities issued and outstanding as of June 28, 2012 are fully exercised or converted, we would issue an additional 52,270,165 shares of common stock, and our issued and outstanding share capital would increase to 246,373,547 shares.

Our authorized capital consists of 250,000,000 shares of common stock and 15,000,000 shares of preferred stock, of which we currently have 194,103,382 shares of common stock issued and outstanding and 52,270,165 shares of common stock reserved for issuance, which may adversely affect our ability to raise additional capital through the issuance of equity.

Historically, our primary source of liquidity is cash that we raised by way of issuances of shares of our common stock.  Due to the limited number of authorized shares of common stock available for issuance, we may be unable to raise capital by issuing equity securities unless we amend our Articles of Incorporation and increase our authorized capital with stockholder approval.  Alternatively, we would be required to raise capital by issuing debt securities, which may be limited due to our obligations under the Senior Facility.  We anticipate that any debt financing we secure in the future would require restrictive covenants, which may impair or restrict our financial condition and future operations.  We may not be able to obtain additional financing on terms favorable to us, or at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly impaired, and our business, results of operations and financial condition may be materially and adversely affected.

The Waterton Senior Credit Facility requires us to repay the amounts we draw down on the credit facility in cash or gold at the option of Waterton.

We entered into the Senior Facility with Waterton Global Value, L.P., and on April 19, 2012 the full $15,000,000 Senior Facility was advanced to us.  The Senior Facility loan accrues interest at a rate of 5% per annum and is repayable in 12 equal monthly installments commencing in May 2013.  The amount of the monthly repayments will be based on a formula using 80% of the gold spot price as the value of the gold.  On each monthly repayment date, we may pay the amount in gold to Waterton Global Value, L.P.'s gold account, or, if requested by Waterton Global Value, L.P., pay the amount in cash.  The loan is secured by a first priority charge on the assets of Gryphon Gold and BMC.

Repayment of the Senior Facility may impact our results of operations.  The reduced cash flow could severely limit our business growth and future funding.

In addition, as part of the Senior Facility, we entered into a Gold and Silver Supply Agreement with Waterton whereby Waterton has the right to purchase all of the gold and silver produced by BMC at the Borealis property.  The Gold and Silver Supply agreement is effective from the closing date of the Senior Facility until the Borealis Property ceases operations.

Broker-dealers may be discouraged from effecting transactions in our common shares because they are considered a penny stock and are subject to the penny stock rules.

Rules 15g-1 through 15g-9 promulgated under the Exchange Act impose sales practice and disclosure requirements on certain brokers-dealers who engage in certain transactions involving a “penny stock.” Subject to certain exceptions, a penny stock generally includes any non-NASDAQ equity security that has a market price of less than $5.00 per share. Our common stock has traded below $5.00 per share throughout its trading history. The additional sales practice and disclosure requirements imposed upon broker-dealers may discourage broker-dealers from effecting transactions in our shares, which could severely limit the market liquidity of the shares and impede the sale of our shares in the secondary market.

A broker-dealer selling penny stock to anyone other than an established customer or “accredited investor,” generally, an individual with net worth in excess of $1,000,000 or an annual income exceeding $200,000, or $300,000 together with his or her spouse, must make a special suitability determination for the purchaser and must receive the purchaser’s written consent to the transaction prior to sale, unless the broker-dealer or the transaction is otherwise exempt. In addition, the penny stock regulations require the broker-dealer to deliver, prior to any transaction involving a penny stock, a disclosure schedule prepared by the United States Securities and Exchange Commission relating to the penny stock market, unless the broker-dealer or the transaction is otherwise exempt. A broker-dealer is also required to disclose commissions payable to the broker-dealer and the registered representative and current quotations for the securities. Finally, a broker-dealer is required to send monthly statements disclosing recent price information with respect to the penny stock held in a customer’s account and information with respect to the limited market in penny stocks.

In the event that your investment in our shares is for the purpose of deriving dividend income or in expectation of an increase in market price of our shares from the declaration and payment of dividends, your investment will be compromised because we do not intend to pay dividends in the foreseeable future.

We have never paid a dividend to our stockholders, and we intend to retain our cash for the continued development of our business. We do not intend to pay cash dividends on our common stock in the foreseeable future. As a result, your return on investment will be solely determined by your ability to sell your shares in a secondary market.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements concern our anticipated results and developments in our operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future.  These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements.

With respect to forward-looking statements and information contained in this prospectus, we have made assumptions regarding, among other things:

●	the future price of gold;

●	estimates related to future costs of production, additional mining operations, capital requirements, operating and exploration expenditures;

●	continued government regulation of mining operations in accordance with past regulatory practices;

●	our ability to increase production at the Borealis Property to expand production within expected time frames; and

●	our ability to raise any additional capital required to fund our exploration, development and working capital requirements.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation:

●	the timing and possible outcome of regulatory and permitting matters and exploration and development activities;

●	risks related to production including, mine safety, labor and equipment costs;

●	the parameters and design of any additional mining facilities on the Borealis Property;

●	future financial or operating performances of Gryphon Gold, its subsidiaries and its projects;

●	the estimation of mineralization and production based on mineralization estimates;

●	the timing and cost of exploration, development and production activities including capital, operating and exploration expenditures;

●	the effect of our Senior Gold Stream Facility obligations on our cash flow and our results of operations;

●	the limitations on our authorized share capital and our ability to issue additional shares of common stock without an amendment to our articles of incorporation;

●	requirements for additional capital and our ability to raise additional capital;

●	government regulation of mining operations, environmental risks, reclamation and rehabilitation expenses;

●	title disputes or claims and disputes related to royalty payments;

●	limitations of insurance coverage;

●	the future price of gold, silver, or other minerals; and

●	any royalties imposed by the State of Nevada.

This list is not exhaustive of the factors that may affect our forward-looking statements. Some of the important risks and uncertainties that could affect forward-looking statements are described further under the sections titled “Risk Factors and Uncertainties”, “Description of the Business” and “Management’s Discussion and Analysis” of this prospectus.  Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected.  We caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made.  We disclaim any obligation subsequently to revise any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events, except as required by law.

We qualify all the forward-looking statements contained in this prospectus by the foregoing cautionary statement.

Cautionary Note to U.S. Investors Regarding Mineral Reserve and Resource Estimates

Certain of the technical reports, the preliminary assessment and the pre-feasibility study referenced in this prospectus use the terms “reserves”, “proven reserves”, “probable reserves”, "mineral resource," "measured mineral resource," "indicated mineral resource" and "inferred mineral resource" as defined and reported under Canadian National Instrument 43-101 (NI 43-101). We advise investors that these terms are defined in and required to be disclosed by NI 43-101; however, these terms are not consistent with similar terms defined or used under the SEC’s Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC.

As a reporting issuer in Canada with our primary trading market in Canada, we are required to prepare reports on our mineral properties in accordance with NI 43-101. We reference those reports in this prospectus for informational purposes only and such reports are not incorporated herein by reference. Investors are cautioned not to assume that any part or all of mineral deposits in the above categories will ever be converted into Guide 7 compliant reserves.  "Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.  Disclosure of "contained pounds" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

PRICE RANGE OF COMMON STOCK

Market Information

Our common stock is quoted on the Toronto Stock Exchange (“TSX”) and is quoted on the Over-the-Counter Bulletin Board in the United States.  Our common shares commenced trading on the TSX on December 22, 2005.  Before trading on the TSX our stock was not publicly traded on any exchange.  On June 1, 2006, our stock became eligible to be quoted on the Over-the-Counter Bulletin Board market in the United States.

The high and low sales prices of our common stock on the TSX were as follows:

Period	High	Low
2012
Second Quarter (through June 29)	Cdn$0.18	Cdn$0.12
First Quarter	Cdn$0.26	Cdn$0.13
2011
Fourth Quarter	Cdn$0.37	Cdn$0.24
Third Quarter	Cdn$0.32	Cdn$0.14
Second Quarter	Cdn$0.16	Cdn$0.15
First Quarter (TSX)	Cdn$0.25	Cdn$0.13
2010
First Quarter (TSX)	Cdn$0.23	Cdn$0.13
Second Quarter (TSX)	Cdn$0.20	Cdn$0.10
Third Quarter (TSX)	Cdn$0.18	Cdn$0.09
Fourth Quarter (TSX)	Cdn$0.28	Cdn$0.15

The closing price of our common stock was Cdn$0.12 on June 29, 2012 as quoted on the TSX.

As of June 29, 2012, we had 194,103,382 shares of common stock issued and outstanding, held by approximately 2,500 registered stockholders.  In many cases, shares are registered through intermediaries, making the precise number of stockholders difficult to obtain.

Dividend Policy

We anticipate that we will retain any earnings to support operations and to finance the growth and development of our business. Therefore, we do not expect to pay cash dividends in the foreseeable future. Any further determination to pay cash dividends will be at the discretion of our Board and will be dependent on the financial condition, operating results, capital requirements and other factors that our Board deems relevant. We have never declared a dividend.

Purchases of Equity Securities by the Small Reporting Company and Affiliates

Equity Compensation Plans

Securities Authorized for Issuance

On March 29, 2005, our Board adopted a stock option plan which was approved by our stockholders on May 13, 2005.   As of April 16, 2011, all options granted under this stock compensation plan have been either forfeited or exercised (107,500) and the plan is no longer in effect.

On April 4, 2006 (amended July 24, 2006), the Board approved the 2006 Omnibus Incentive Plan, which increased the number of reserved shares of common stock for issuance to employees, officers, directors, consultants and advisors, from 3,000,000 to 6,000,000 shares.  The 2006 Omnibus Incentive Plan was ratified by the stockholders at our annual general meeting on September 12, 2006, along with all options previously granted there under, pending such ratification.

On September 8, 2009, at the special meeting of the stockholders, the stockholders approved an increase in the number of shares of common stock issuable pursuant to the grant of stock options under the 2006 Omnibus Incentive Plan. After the stockholders approved increase, the 2006 Omnibus Incentive Plan authorizes us to grant 6,000,000 options of common stock and 1,000,000 restricted stock units.

On September 8, 2011, at the annual general meeting of the stockholders, the stockholders approved an increase in the number of shares of common stock issuable pursuant to the grant of stock options under the Omnibus Incentive Plan.  After the stockholders approved the increase, the 2006 Omnibus Incentive Plan authorizes us to grant 12,000,000 options of common stock and 1,000,000 restricted stock units.

As of June 25, 2012 we had granted 12,022,000 stock options, of which 5,629,500 were forfeited and 150,000 were exercised pursuant to the terms of our Omnibus Incentive Plan as described below with expiry dates to 2017; 1,126,170 restricted stock units had been granted as of June 25, 2012, of which 142,750 have been forfeited and the equivalent of 42,500 were issued in cash pursuant to the terms of our Omnibus Incentive Plan.

We have no equity compensation plans in place that have not been approved by our stockholders.   The table below shows securities issued under our equity compensation plans as of June 25, 2012.

	Number of securities to be issued upon exercise of outstanding options, warrants, and rights (a)	Weighted-average exercise price of outstanding options, warrants, and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders(1)	6,242,500(1)	$0.30*	5,474,080(2)
Equity compensation plans not approved by security holders	–	–	–
TOTAL	6,242,500	–	5,474,080

(1)	Consists 6,242,500 outstanding options granted from the Omnibus Incentive Plan.
(2)	Consists of 5,457,500 options and 16,580 restricted stock units remaining under the Omnibus Incentive Plan.
*	Based on the March 31, 2012 exchange rate of Cdn$1 equals US$1.0025

2006 Omnibus Incentive Plan

The Plan is administered by the Compensation Committee, which has full and final authority with respect to the granting of options there under. Options may be granted under the Plan to such directors, officers, employees or consultants of Gryphon Gold and its subsidiaries as the Compensation Committee may from time to time designate (referred to as a “participant”). Each option will generally entitle a participant to purchase one share of common stock during the term of the option upon payment of the exercise price. The exercise price of any options granted under the Plan shall be determined by the Compensation Committee and may not be less than the market price of our common stock on the date of grant of the options (calculated in accordance with the rules of the Toronto Stock Exchange as the volume weighted average trading price for the five trading days preceding the date of grant). Gryphon Gold may provide financial assistance to eligible persons to purchase shares of common stock under the Plan, subject to applicable law and the rules and policies of any securities regulatory authority or stock exchange with jurisdiction over the Corporation or a trade in its securities. Any financial assistance so provided will be repayable with full recourse and the term of any such financing shall not exceed the term of the option to which the financing applies.

The term of any options granted shall be determined by the Compensation Committee at the time of the grant but the term of any options granted under the Plan shall not exceed ten years. If desired by the Compensation Committee, options granted under the Plan may be subject to vesting provisions. Options granted under the Plan are not transferable or assignable other than by will or otherwise by operation of law. In the event of death or disability of an option holder, options granted under the Plan vest immediately if unvested and expire one year from the death or disability of the option holder.

Certain restrictions contained in the Plan include:

●
the number of shares of common stock which may be issued pursuant to the Plan (or any other employee related plan or options for service) to any one person may not exceed 5% of all the common shares issued and outstanding on a non-diluted basis from time to time; and

●
the number of shares of common stock which may be issued pursuant to the Plan (or any other employee-related plan or options for services) to insiders (as defined in the rules of the Toronto Stock Exchange to include generally directors, senior officers of Gryphon Gold or its subsidiaries or stockholders who own more than 10% of our common stock) during any twelve month period may not exceed 10% of the common stock issued and outstanding on a non-diluted basis from time to time (unless approval of disinterested stockholders has been obtained in accordance with the rules of the Toronto Stock Exchange).

●
the number of shares of common stock which may be reserved for issuance in respect of options granted to insiders pursuant to the Plan (or any other employee-related plan or options for service) may not exceed 10% of the common stock issued and outstanding on a non-diluted basis from time to time unless approval of disinterested stockholders has been obtained in accordance with the rules of the Toronto Stock Exchange).

Our Board may at any time terminate or amend the Plan in any respect, provided however, that the Board may not, without the approval of the stockholders, amend the Plan or any option granted thereunder in any manner that requires stockholder approval under applicable law or the rules and policies of any stock exchange or quotation system upon which the common shares are listed or quoted.

Sale of Unregistered Securities

For a description of the sales of unregistered securities since the beginning of our fiscal year ended March 31, 2012, see “Recent Capital Raises.”

DESCRIPTION OF SECURITIES

Our authorized capital stock of Gryphon Gold consists of two hundred fifty million (250,000,000) shares of common stock, par value $0.001 per share and fifteen million (15,000,000) shares of Preferred Stock, par value $0.001 per share. No other class or series of capital stock is currently authorized under the Corporation’s articles of incorporation.

Common Stock

As of June 29, 2012 we had 194,103,382 shares of common stock outstanding, 52,270,165 shares of common stock reserved for issuance upon exercise of outstanding options and warrants.

Holders of common stock are entitled to one vote per share on all matters subject to stockholder vote. The common stock has no preemptive or other subscription rights. All of the presently outstanding shares of common stock are fully paid and non assessable. If the corporation is liquidated or dissolved, holders of shares of common stock will be entitled to share ratably in assets remaining after satisfaction of liabilities and subject to the rights, if any, of the holders of our preferred stock.

The holders of the common stock are entitled to receive dividends when and as declared by the Board, out of funds legally available therefore. The corporation has not paid cash dividends with respect to its common stock in the past. No share of common stock of the corporation which is fully paid is liable to calls or assessment by the corporation.

Preferred Stock

Our articles of incorporation authorize our Board to issue, by resolution and without any action by our stockholders, one or more series of preferred stock and to establish the designations, dividend rights, dividend rate, conversion rights, voting rights, terms of redemption, liquidation preference, sinking fund terms and all other preferences and rights of any series of preferred stock, including rights that could adversely affect the voting power of the holders of our common stock.

One of the effects of undesignated preferred stock may be to enable the Board to render more difficult or to discourage an attempt to obtain control of us by means of a tender offer, proxy contest, merger or otherwise, and thereby to protect the continuity of our management. The issuance of shares of preferred stock pursuant to the Board’s authority described above may adversely affect the rights of holders of common stock. For example, preferred stock issued by us may rank prior to the common stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of common stock. Accordingly, the issuance of shares of preferred stock may discourage bids for the common stock at a premium or may otherwise adversely affect the market price of the common stock.

Nevada Laws

The Nevada Business Corporation Law contains a provision governing “acquisition of controlling interest.”  This law provides generally that any person or entity that acquires 20% or more of the outstanding voting shares of a publicly-held Nevada corporation in the secondary public or private market may be denied voting rights with respect to the acquired shares, unless a majority of the disinterested stockholders of the corporation elects to restore such voting rights in whole or in part. The control share acquisition act provides that a person or entity acquires “control shares” whenever it acquires shares that, but for the operation of the control share acquisition act, would bring its voting power within any of the following three ranges:

●	20 to 33 1/3%;

●	33 1/3 to 50%; or

●	more than 50%.

A “control share acquisition” is generally defined as the direct or indirect acquisition of either ownership or voting power associated with issued and outstanding control shares.  The stockholders or Board of a corporation may elect to exempt the stock of the corporation from the provisions of the control share acquisition act through adoption of a provision to that effect in the articles of incorporation or bylaws of the corporation.  Our articles of incorporation and bylaws do not exempt our common stock from the control share acquisition act.

The control share acquisition act is applicable only to shares of “Issuing Corporations” as defined by the Nevada law.  An Issuing Corporation is a Nevada corporation, which:

●	has 200 or more stockholders, with at least 100 of such stockholders being both stockholders of record and residents of Nevada; and

●	does business in Nevada directly or through an affiliated corporation.

At this time, we do not have 100 stockholders of record resident of Nevada.  Therefore, the provisions of the control share acquisition act do not apply to acquisitions of our shares and will not until such time as these requirements have been met.  At such time as they may apply, the provisions of the control share acquisition act may discourage companies or persons interested in acquiring a significant interest in or control of us, regardless of whether such acquisition may be in the interest of our stockholders.

The Nevada “Combination with Interested Stockholders Statute” may also have an effect of delaying or making it more difficult to effect a change in control of us.  This statute prevents an “interested stockholder” and a resident domestic Nevada corporation from entering into a “combination,” unless certain conditions are met.  The statute defines “combination” to include any merger or consolidation with an “interested stockholder,” or any sale, lease, exchange, mortgage, pledge, transfer or other disposition, in one transaction or a series of transactions with an “interested stockholder” having:

●	an aggregate market value equal to 5 percent or more of the aggregate market value of the assets of the corporation;

●	an aggregate market value equal to 5 percent or more of the aggregate market value of all outstanding shares of the corporation; or

●	representing 10 percent or more of the earning power or net income of the corporation.

An “interested stockholder” means the beneficial owner of 10 percent or more of the voting shares of a resident domestic corporation, or an affiliate or associate thereof.  A corporation affected by the statute may not engage in a “combination” within three years after the interested stockholder acquires its shares unless the combination or purchase is approved by the Board before the interested stockholder acquired such shares. If approval is not obtained, then after the expiration of the three-year period, the business combination may be consummated with the approval of the Board or a majority of the voting power held by disinterested stockholders, or if the consideration to be paid by the interested stockholder is at least equal to the highest of:

●
the highest price per share paid by the interested stockholder within the three years immediately preceding the date of the announcement of the combination or in the transaction in which he became an interested stockholder, whichever is higher;

●	the market value per common share on the date of announcement of the combination or the date the interested stockholder acquired the shares, whichever is higher; or

●	if higher for the holders of preferred stock, the highest liquidation value of the preferred stock.

USE OF PROCEEDS

We will not receive any proceeds from the sale or distribution of the common stock by the selling security holders.  We may receive proceeds from the exercise of the Series O Warrants, the Series S Warrants, or the Series T Warrants upon exercise of these warrants, if any, and will use the proceeds from any exercise for general working capital purposes.

DETERMINATION OF OFFERING PRICE

Our common stock is quoted on the Toronto Stock Exchange (TSX) and the Over-the-Counter Bulletin Board in the United States.  The actual offering price of the shares of common stock covered by this prospectus will be determined by prevailing market prices at the time of sale or by private transactions negotiated by the selling security holders.  The offering price will thus be determined by market factors and the independent decisions of the selling security holders.

SELLING SECURITY HOLDERS

This prospectus covers the offering of up to 18,812,500 shares of our common stock by selling security holders.

The shares issued to the selling security holders are “restricted” shares under applicable federal and state securities laws and are being registered to give the selling security holders the opportunity to sell their shares. The registration of such shares does not necessarily mean, however, that any of these shares will be offered or sold by the selling security holders. The selling security holders may from time to time offer and sell all or a portion of their shares in the over-the-counter market, in negotiated transactions, or otherwise, at market prices prevailing at the time of sale or at negotiated prices.

The registered shares may be sold directly or through brokers or dealers, or in a distribution by one or more underwriters on a firm commitment or best efforts basis. To the extent required, the names of any agent or broker-dealer and applicable commissions or discounts and any other required information with respect to any particular offer will be set forth in an accompanying prospectus supplement. See the “Plan of Distribution” section of this document.

Each of the selling security holders reserves the sole right to accept or reject, in whole or in part, any proposed purchase of the registered shares to be made directly or through agents. The selling security holders and any agents or broker-dealers that participate with the selling security holders in the distribution of their registered shares may be deemed to be “underwriters” within the meaning of the Securities Act, and any commissions received by them and any profit on the resale of the registered shares may be deemed to be underwriting commissions or discounts under the Securities Act.

We will receive no proceeds from the sale of the registered shares. We have agreed to bear the expenses of registration of the shares, other than commissions and discounts of agents or broker-dealers and transfer taxes, if any.

Selling Security Holder Information

At June 29, 2012, we had 194,103,382 shares of common stock issued and outstanding.  The following sets forth information related to the selling security holders who own or have the right to acquire an aggregate of 18,812,500 shares of our common stock which are covered in this prospectus.

	Before Offering		After Offering
	Total Number of Shares Beneficially Owned (a)	Percentage of Shares Owned (a)	Number of Shares Offered	Shares Owned After Offering (b)(c)	Percentage of Shares Owned (a)(c)
Waterton Global Value, L.P.	15,562,500(1)	7.42%	14,062,500(2)	nil	nil
Waterton Global Value, L.P.	15,562,500(1)	7.42%	1,500,000(3)	nil	nil
Union Securities Ltd ITF Account 027-7602-9 Target Financial Associates Ltd. (5)	50,000(4)	(*)	50,000	–	0.03%
Fusion Publishing Inc. (6)	57,450 (4)	(*)	57,450	–	0.00%
Macquarie Private Wealth Inc. ITF Simlie Foscolos AC# 250-476K-1 (7)	37,500 (4)	(*)	37,500	–	0.00%
Macquarie Private Wealth Inc. ITF Elias Foscolos AC# 250-475K-1 (8)	37,500 (4)	(*)	37,500	–	0.00%
Nancy Elizabeth Miles	75,000 (4)	(*)	75,000	–	0.01%
Kyle L. Knoth	5,000 (4)	(*)	5,000	–	0.00%
Robert W. Knoth	10,000 (4)	(*)	10,000	–	0.00%
Lisa and Roderick Nassif	10,000 (4)	(*)	10,000	–	0.00%
Rex A. Knoth	5,000 (4)	(*)	5,000	–	0.00%
Robert H. Papke	10,000 (4)	(*)	10,000	–	0.00%
Christine T. Moss	57,500 (4)	(*)	57,500	-	0.00%
Marvin K. Kaiser	25,000 (4)	(*)	25,000	–	0.00%
James R. Warmack	25,000 (4)	(*)	25,000	–	0.00%
Mark Taegder	65,000 (4)	(*)	65,000	–	0.00%
Jacqueline M. Martin	25,000 (4)	(*)	25,000	–	0.00%
Munday - Maxwell & Gaylene – Association	675,000 (4)	(*)	675,000	–	0.00%
NBCN Inc. ITF Bruce Veiniot, Acct 4edb09w (9)	26,395 (4)	(*)	26,395	–	0.00%
NBCN Inc. ITF Marie Veiniot, Acct 4edb08w (10)	66,980 (4)	(*)	66,980	–	0.00%
NBCN Inc. ITF Bruce Veiniot, Acct 4eda84a (11)	6,625 (4)	(*)	6,625	–	0.00%

NBCN Inc. ITF Mark Wayne, Acct 4EE211E (12)	495,050 (4)	(*)	495,050	–	0.00%
NBCN Inc. ITF Stephen Mulherin, Acct 4EG016E (13)	250,000 (4)	(*)	250,000	–	0.00%
Steven Lum	5,000 (4)	(*)	5,000	–	0.00%
NBCN Inc ITF Brian Parker AC 3LE168E (14)	125,000 (4)	(*)	125,000	–	0.00%
Gundyco ITF 500-98933-21 (15)	250,000 (4)	(*)	250,000	–	0.00%
Gundyco ITF Wayne McNeil AC 562-97022-17 (16)	250,000 (4)	(*)	250,000	–	0.00%
Gundyco ITF Eric Olsen AC 560-97831-12 (17)	250,000 (4)	(*)	250,000	–	0.00%
Big D Associates (18)	5,000 (4)	(*)	5,000	–	0.00%
Sharon Ivany	250,000 (4)	(*)	250,000	–	0.00%
Robyn Reid Ivany	50,000 (4)	(*)	50,000	–	0.00%
Jaclyn Reid Ivany	50,000 (4)	(*)	50,000	–	0.00%
Total	18,812,500		18,812,500	nil	nil

(a)
All percentages are based on 194,103,382 shares of common stock issued and outstanding on June 29, 2012.  Beneficial ownership is calculated by the number of shares of common stock that each selling security holder owns or controls or has the right to acquire within 60 days of July 1, 2012.

(b)
This table assumes that each stockholder will sell all of its shares available for sale during the effectiveness of the prospectus that includes this prospectus.  selling security holders are not required to sell their shares.

(c)	Assumes that all shares registered for resale by this prospectus have been issued and sold.
*	Less than 1%.
(1)
Altitude Management Limited exercises investment and voting control over these securities.   Consists of shares of common stock acquirable upon exercise of Series T Warrants and Series R Warrants within 60 days of July 1, 2012.

(2)	Consists of shares of common stock acquirable upon exercise of Series T Warrants at a price of Cdn$0.16 per share until April 18, 2015.
(3)	Consists of shares of common stock acquirable upon exercise of Series R Warrants at a price of Cdn$0.1862 per share until March 20, 2015.
(4)	Consists of shares of common stock acquirable upon exercise of Series O Warrants at a price of $0.30 per share until January 21, 2013.
(5)	Target Financial Associates Ltd. is a corporation. Stanlie Hunt and Marina Hunt have investment and voting control over these securities.
(6)	Fusion Publishing Inc. is a corporation. Jason Tomkinson has sole investment and voting control over these securities.
(7)	Simlie Foscolos has sole investment and voting control over these securities.
(8)	Elias Foscolos has sole investment and voting control over these securities.
(9)	Bruce Veiniot has sole investment and voting control over these securities.
(10)	Marie Veiniot has sole investment and voting control over these securities.
(11)	Bruce Veiniot has sole investment and voting control over these securities.
(12)	Mark Wayne has sole investment and voting control over these securities.
(13)	Stephen Mulherin has sole investment and voting control over these securities.
(14)	Brian Parker has sole investment and voting control over these securities.
(15)	Milan Cacic has sole investment and voting control over these securities.
(16)	Wayne McNeil has sole investment and voting control over these securities.
(17)	Eric Olsen has sole investment and voting control over these securities.
(18)	Big D Associates is a partnership. Russ Burchard and Jeff Sampson have investment and voting control over these securities.

Transactions with selling security holders

On January 21, 2011, we issued 6,500,000 units at a price of Cdn$$0.20 per unit for gross proceeds of Cdn$1,300,000 in a private placement to investors.  Each unit consists of one share of our common stock and one half (1/2) of one full Series O warrant.  Each Series O warrant is exercisable for a period of twenty-four months following the date of issuance at an exercise price of $0.30 per share.  In the event that the common shares trade at a weighted volume average price of greater than Cdn$0.90 per share for a period of 20 consecutive trading days at any time following the issuance of the warrants, the Company may, in its sole discretion, accelerate the expiration date of the warrants by giving written notice to the holders thereof within 10 business days of the occurrence thereof, and in such case, the warrants will expire on the 20th business day after the date on which such notice is given by the Company.  The common shares issuable, or issued, upon exercise of the warrants are included in this prospectus.

On March 20, 2012, we entered into a Bridge Loan Agreement with Waterton Global Value, L.P. (Waterton), pursuant to which Waterton agreed to advance the Registrant $1,500,000.  The Bridge Facility is secured by a first priority security interest on the assets of the Registrant and its subsidiary, Borealis Mining Company, under the terms of a Pledge and Security Agreement, Deed of Trust and Security Agreements.  Borealis Mining Company provided a guarantee in favor of Waterton.  We issued to Waterton an aggregate of 1,500,000 Series R Warrants in connection with the Bridge Facility.  These warrants are exercisable at a price of Cdn$0.1862 until March 20, 2015.

On April 18, 2012, we entered into a Senior Secured Gold Stream credit facility with Waterton.  We drew down the full $15,000,000 under the Senior Facility.  The proceeds were used to pay off the Bridge Loan of $1,500,000 entered into with Waterton on March 20, 2012 as well as our Cdn$3,000,000 10% subordinated secured notes, due in July of 2013, and our Cdn$4,500,000 10% subordinated secured notes, due November 27, 2013.  The Senior Facility loan accrues interest at a rate of 5% per annum and is repayable in 12 equal monthly installments commencing in May of 2013.  The loan is secured by a first priority charge on the assets of Gryphon Gold and BMC.  In addition, we issued an aggregate of 14,062,500 Series T Warrants to Waterton in connection with the Senior Facility.  Each warrant is exercisable at a price of Cdn$0.16 to acquire one share of common common stock until April 18, 2015.

The securities issued or issuable to selling securityholders were issued or will be issued in private placement transactions pursuant to Section 4(2) of the U.S. Securities Act.  Each of the selling securityholders is an  “accredited investors” (as defined in Rule 501(a) of Regulation D) under the U.S. Securities Act.

Securities Registered for Re-Sale by the selling security holders

The 18,812,500 shares of common stock registered for resale under this prospectus consist of:

●	3,250,000 shares of common stock acquirable by selling security holders upon exercise of Series O Warrants at $0.30 per share, until January 21, 2013;

●	1,500,000 shares of common stock acquirable by selling security holders upon exercise of Series R Warrants at Cdn$0.1862 per share, until March 20, 2015; and

●	14,062,500 shares of common stock acquirable by selling security holders upon exercise of Series T Warrants at Cdn$0.16 per share,until April 18, 2015.

PLAN OF DISTRIBUTION

We are registering the shares of common stock on behalf of the selling security holders. When we refer to selling security holders, we intend to include donees and pledgees selling shares received from a named selling security holder after the date of this prospectus. All costs, expenses and fees in connection with this registration of the shares offered under this registration statement will be borne by us. Brokerage commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by the selling security holders. Sales of shares may be effected by the selling security holders from time to time in one or more types of transactions (which may include block transactions) on the over-the-counter market, in negotiated transactions, through put or call options transactions relating to the shares, through short sales of shares, or a combination of such methods of sale, at market prices prevailing at the time of sale, or at negotiated prices. Such transactions may or may not involve brokers or dealers. The selling security holders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities, nor is there an underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling security holders.

The selling security holders may effect such transactions by selling shares directly to purchasers or through broker-dealers, which may act as agents or principals. Such broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the selling security holders and/or purchasers of shares for whom such broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

The selling security holders and any broker-dealers that act in connection with the sale of shares might be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act, and any commissions received by such broker-dealers and any profit on the resale of shares sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act. The selling security holders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares against some liabilities arising under the Securities Act.

Because the selling security holders may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act, the selling security holders will be subject to the prospectus delivery requirements of the Securities Act. We have informed the selling security holders that the anti-manipulative provisions of Regulation M promulgated under the Exchange Act may apply to their sales in the market.

In the event that the registration statement is no longer effective, the selling security holders may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of such Rule, including the minimum six-month holding period.

Upon being notified by any selling security holder that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, we will file a supplement to this prospectus, if required, under Rule 424(b) of the Act, disclosing:

●	the name of each selling security holder(s) and of the participating broker-dealer(s),
●	the number of shares involved,
●	the price at which the shares were sold,
●	the commissions paid or discounts or concessions allowed to the broker-dealer(s), where applicable,
●	that the broker-dealer(s) did not conduct any investigation to verify information set out or incorporated by reference in this prospectus; and
●	other facts material to the transaction.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND OPERATING RESULTS

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and related notes appearing elsewhere in this prospectus.  This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions.  Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including, but not limited to, those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

Exploration

During the year ended March 31, 2012, there were 2 drilling programs completed on the Borealis Property.  The first program consisted of 32 reverse circulation holes for 4,485 feet of drilling and the second consisted of 27 reverse circulation holes for 1,295 feet of drilling.  The first program was conducted over the backfilled Borealis Pit as confirmation drilling while the second program was conducted in the historic East Pit as confirmation drilling.  The confirmation work was intended to confirm both grade estimate and metallurgical recovery based on fire versus cyanide assaying.

Development

On June 6, 2011, construction commenced on the Borealis Project.  During the current fiscal year (ended March 31, 2012), the leach pad was completed, fluid ponds were constructed, roads were improved, power installed, facilities erected and the property put into commercial production.  The ADR was approximately 90% complete, and operational. Our first bar of doré was poured on March 30, 2012.

Transactions during year ended March 31, 2012

On May 24, 2011, we closed an offering of 89,060,000 shares of common stock at a price of US$0.125 per common share (Cdn$0.12 per common share) for aggregate gross proceeds of US$10,902,500.  As compensation to the Underwriters in connection with the Offering we granted the Underwriters warrants exercisable to purchase shares of common stock, expiring November 10, 2013, at an exercise price of US$0.30 per share.  Additionally, in consideration for services rendered by the Underwriters, we paid the Underwriters a cash fee equal to 6% of the aggregate gross proceeds of the Offering.

On May 26, 2011, we announced that, effective May 20, 2011, we exercised the option to fix the Net Smelter Return (NSR) royalty on its Borealis Property at 5%.  In August 2008, Gryphon and its wholly-owned subsidiary, BMC, entered into an option agreement with the lessors of the Borealis Property to amend the Borealis Mining Lease to fix the gold price based sliding scale royalty at a 5% Net Smelter Royalty.  Prior to the exercise of the option, the NSR payable to the lessors on the

Borealis Property was calculated as the price of gold divided by one hundred expressed as a percentage (i.e. at a gold price of $1,500/ounce the NSR royalty rate would be 15.0%). Under the terms of the option agreement, as amended, Gryphon exercised the option by paying the lessors aggregate consideration of $7,000,000 (less the $250,000 previously paid by Gryphon to the Lessors upon execution of the Option Agreement) as follows:

(i)	$150,000 in cash,

(ii)	7,726,500 shares of common stock;

(iii)	5% promissory notes in the aggregate principal amount of $1,600,000, due May 20, 2013, with installment payments due upon commencement of production on the Borealis Property; and

(iv)
5% convertible notes in the aggregate principal amount of $1,909,500, due May 20, 2014, convertible into shares of Gryphon common stock at $0.70 per share through May 20, 2012, $0.80 per share through May 20, 2013 and $0.90 per share through May 20, 2014.

On July 27, 2011, we closed a $3,169,514 debt offering of units at a price of $1,000 CAD per unit.  The offering was led by Acumen Capital Finance Partners Limited in Canada and by Roth Capital Partners in the United States.  Each unit consists of $1,000 CAD principal amount of 10% secured subordinated debentures maturing July 28, 2012 and 1,500 Series P Warrants.  Each warrant entitles the holder thereof to purchase one share of common stock at a price of $0.20 USD per share until January 27, 2013.  We also issued each of Acumen and Roth 112,500 Broker Warrants exercisable to acquire shares of common stock at a price per share of US$0.20, until January 27, 2013.  The debentures bear interest from the date of issue at 10.0% per annum, payable quarterly on March 31, June 30, September 30, and December 31 of each year commencing on September 30, 2011.  The debentures were issued under the Trust indenture, which contains customary terms, conditions and covenants.  The debentures were secured by a pledge of shares of BMC and a general security interest in the assets of Gryphon Gold.  We repaid these debentures in April 2012.

On November 22, 2011 we closed another $4.3 million debt offering of units.  The offering was led by Acumen Capital Finance Partners Limited in Canada and by Roth Capital Partners in the United States.  Each unit consists of $1,000 CAD principal amount of 10% secured subordinated debentures maturing November 23, 2012 and 750 Series Q Warrants.  Each warrant entitles the holder thereof to purchase one share of common stock at a price of $0.40 USD per share until May 22, 2013.  The debentures bear interest from the date of issue at 10.0% per annum, payable quarterly on March 31, June 30, and September 30.  The debentures were issued under a Trust Indenture, which contains terms, conditions, covenants and restrictive covenants, including restrictive covenants that limited our ability to issue equity and debt securities.  The debentures were secured by a pledge of the shares of BMC and a general security interest in our assets which was subordinate to the security interest granted to holders of the debentures issued on July 27, 2011.  We repaid these debentures in April 2012.

On March 20, 2012, we entered into a Bridge Loan facility with Waterton Global Value, L.P. for $1,500,000.  The loan was to be paid within 60 days or be subject to immediate repayment from the $15,000,000 Senior Credit Facility.  Security for the loan was a perfected lien and a first priority security interest in all tangible and intangible properties and assets of Gryphon Gold.  The loan accrued interest at a rate of 15% per annum and was subject to a $30,000 structuring fee, a fee for $100,000 for legal and other related expenses, as well as the issuance of 1,500,000 Series R Warrants, each entitling the lender to purchase one common share of Gryphon Gold stock at a strike price of Cdn$0.1862 per share.  The warrants expire on March 20, 2015.

In conjunction with the bridge loan the noteholders of the July and November 2011 debentures were issued an aggregate total of 14,955,308 Series S Warrants, each exercisable to acquire our common shares at a price of $0.164 until September 20, 2013.

Subsequent to year end on April 18, 2012, we entered into a Senior Secured Gold Stream non-revolving credit facility with Waterton Global Value, L.P. (the “Facility”), in the aggregate amount of $15,000,000.  The full $15,000,000 was advanced to us on April 19, 2012, and we used the proceeds to repay the Bridge Loan of $1,500,000 entered into with Waterton Global Value, L.P. in March 20, 2012, as well as our Cdn$3,000,000 10% subordinated secured notes, due in July of 2013, and our Cdn$4,500,000 10% subordinated secured notes, due November 27, 2013.  The Facility loan accrues interest at a rate of 5% per annum and is repayable in 12 equal monthly installments commencing in May 2013.  The amount of monthly repayments will be based on a formula using 80% of the gold spot price as the value of the gold.  On each repayment date, we may pay the amount in gold to Waterton Global Value, L.P.’s gold account, or, if requested by Waterton Global Value, L.P., pay the amount in cash.  The Facility bears an interest rate at 5% per annum.  The loan is secured by a first priority charge on the assets of Gryphon Gold and BMC.

We paid Waterton a non-refundable structuring fee equal to 1% of the draw-down amount and issued Waterton 14,062,500 Series T Warrants, exercisable to acquire shares of common stock at a price of Cdn$0.16 per share until April 18, 2015.

As part of the Senior Facility, we entered into a Gold and Silver Supply Agreement with Waterton whereby Waterton has the right to purchase all of the gold and silver produced by BMC at the Borealis property.  The Gold and Silver Supply agreement is effective from the closing date of the Senior Facility until the Borealis Property ceases operations.

Discussion and Analysis

This discussion and analysis should be read in conjunction with the accompanying Consolidated Financial Statements and related notes. The discussion and analysis of the financial condition and results of operations are based upon the consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of any contingent liabilities at the financial statement date and reported amounts of revenue and expenses during the reporting period. On an on-going basis, we review our estimates and assumptions. The estimates were based on historical experience and other assumptions that we believe to be reasonable under the circumstances. Actual results could differ from those estimates under different assumptions or conditions, but we do not believe such differences will materially affect our financial position or results of operations. Critical accounting policies, the policies we believe are most important to the presentation of its financial statements and require the most difficult, subjective and complex judgments, are outlined below in “Critical Accounting Policies,” and have not changed significantly.

Critical Accounting Policies and Estimates

The preparation of our consolidated financial statements is in accordance with accounting principles generally accepted in the United States. The following are critical accounting policies and estimates which we believe are important to understanding our financial results.

●
Use of estimates: The preparation of financial statements requires us to make estimates and assumptions which affect the reported amounts of assets and liabilities at the date of the financial statements and the revenues and expenses for the period reported. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant. Actual results could differ from these estimates.

●
Revenue Recognition: Sales of all metals products are recorded as revenues when title and risk of loss transfer to the purchaser. Sales to the purchaser is recorded net of charges for treatment, refining, smelting losses, and other charges negotiated by us with the purchaser.

●
Inventories: We record gold in process, gold doré, and gold on carbon at lower of cost or market. Costs capitalized to in process and finished goods inventory include the cost of mineralized material processed; direct and indirect materials and consumables; direct labor; repairs and maintenance; utilities; amortization of property, plant and equipment; and local mine administrative expenses. Mine operating supplies are recorded at the lower of purchase cost or net realizable value. We record provisions to reduce inventory to net realizable value to reflect changes in economic factors that impact inventory value or to reflect present intentions for the use of slow moving and obsolete supplies inventory.

●
Mineral property interests: We expense exploration costs as they are incurred. When we determine that a mining deposit can be economically and legally extracted or produced based on established proven and probable reserves, development costs incurred after such determination will be capitalized. The establishment of proven and probable reserves is based on results of final feasibility studies which indicate whether a property is economically feasible. Upon commencement of commercial production, we will transfer capitalized costs to the appropriate asset category and amortize them over their estimated useful lives and/or ounces produced, as appropriate. We capitalize the cost of acquiring mineral property interests (including claims establishment and maintenance) until we have determined the viability of the property. We expense capitalized acquisition costs if we determine that the property has no future economic value. We will also write down capitalized amounts if estimated future cash flows, including potential sales proceeds, related to the mineral property are estimated to be less than the carrying value of the property.

●
Stock-based compensation: We follow guidance provided by ASC 718-10 for recognizing share-based payments. ASC 718-10 requires all share-based payments to be recognized in the financial statements based on their values using either a modified-prospective or modified-retrospective transition method.  Effective April 1, 2006, we adopted the fair value recognition provisions of ASC 718-10, using the modified-prospective-transition method.

Our total employees are relatively few in number and turnover is considered remote, therefore we currently estimate forfeitures to be 23%.  Estimation of forfeitures will be reviewed on a quarterly basis.

●
Asset retirement obligations: We account for reclamation costs by the allocation of the expense over the life of the related assets which are periodically adjusted to reflect changes in the estimated present value resulting from the passage of time and revisions to the estimates of either the timing or amount of the reclamation and abandonment costs. Such costs include care and maintenance, removal of mining infrastructure, filling in of the mine area, and re-vegetation of the land. The asset retirement obligation is based on when the spending for an existing environmental disturbance and activity to date will occur. We review, on an annual basis, unless otherwise deemed necessary, our asset retirement obligation in accordance with ASC 410, “Asset Retirement and Environmental Obligations”.

●
Tax valuation allowance: We have recorded a valuation allowance that fully reserves for our deferred tax assets because at this time we cannot establish that we will be able to utilize the tax loss carry-forwards in the future. If in the future we determine that we will be able to use all or a portion of our deferred tax assets in the future, based on our projections of future taxable income, we will reduce the valuation allowance, thereby increasing income in that period.

●
Foreign currency translation: The United States dollar is our functional currency. Transactions involving foreign currencies for items included in operations are translated into U.S. dollars using average exchange rates; monetary assets and liabilities are translated at the exchange rate prevailing at the balance sheet date and all other balance sheet items are translated at the historical rates applicable to the transactions that comprise those amounts. Translation gains and losses are included in our determination of net income.

Year ended March 31, 2012 compared to year ended March 31, 2011

For the year ended March 31, 2012 we had a net loss from continuing operations of $5,121,372 or $0.03 per share compared to a net loss from continuing operations of $3,383,599 or $0.04 per share and a net income from discontinued operations of $635,708 or $0.01 per share for the prior fiscal year.  Construction of the Borealis Project began in June 2011 and the leaching cycle began in late September 2011 with the first shipment of loaded carbon accomplished in October 2011, and the first doré bar poured on March 30, 2012.  Despite the rapid move to commercial shipments of loaded carbon and ultimately gold, the Borealis Project faced a number of startup issues resulting in considerably lower than expected production for the year ended March 31, 2012. In the course of operations we experienced three key challenges that resulted in less than anticipated production rates.

●	The amount of material placed on the leach pad was severely limited due to the contractor being unable to produce leach pad overliner in a timely manner;

●
Lower than projected material delivered to the leach pad due to our crusher being removed from site for approximately two months and the temporary crusher not meeting specifications for planned production levels; and

●	The pump delivering the barren solution to the leach pad was not the correct size and was providing less than 50% of original operating requirements.

All of the above challenges were remedied in our fourth quarter.

Our revenues were derived from loaded carbon sales.  During the year we sold 32,278 tons of carbon containing approximately 1,580 gold ounces. Revenues were $2,737,842.  We delivered 529,729 tons to the leach pad for the year containing 6,409 recoverable ounces (using a 40% recovery rate).

Exploration expenses during the year ended March 31, 2012 were $113,483 compared to $949,022 in the same period in the prior fiscal year. The decrease is due to directing resources towards the commencement of production, with a majority of the costs incurred on the property being capitalized as development.

Management salaries and consulting fees for the year were $1,411,379 compared to $1,195,968 incurred in the prior fiscal year. Total non-cash compensation expense due to the recognition of costs related to stock options was $277,283 in the year ended March 31, 2012 compared to the prior fiscal year of $184,410.

Interest expense, net of capitalized interest, was $979,510 for the year compared to $1,040 in the same period in the prior fiscal year. This increase is due to the interest incurred on the promissory and convertible notes issued to reduce the potential future obligations under the royalty and the debt offerings completed in July 2011 and November 2011.

We had a loss on the modification of debt of $1,590,321 compared to nil in the same period in the prior fiscal year.  The loss was derived from the fair value of warrants, $972,412, issued to existing noteholders in return for the forbearance of the debt covenants which created a substantial modification in the terms of the notes.  Also included in the loss were the deferred debt issue costs, $358,503, and discount to notes payable, $319,634, previously capitalized.

Year ended March 31, 2011 compared to year ended March 31, 2010

For the year ended March 31, 2011 we had a net loss from continuing operations of $3,383,599 or $0.04 per share and net income from discontinued operations of $635,708 or $0.01 per share compared to a net loss from continuing operations of $3,273,757 or $0.05 per share and a net income from discontinued operations of $957,536 or $0.01 per share for the prior fiscal year.

Exploration expenses from continuing operations during the year ended March 31, 2011 were $949,022 or 28% of our net expense from continuing operations compared to $1,405,165 or 43% of our total net expenses from continuing operations in the prior fiscal year. During the year ended March 31, 2011, Gryphon Gold completed a total of 49 reverse circulation drill holes for 7215 feet and 3 core holes for 110 feet on the Borealis Property.  Much of the 2011 fiscal year’s exploration expense was from property lease payments, claim maintenance fees and two small drill programs.

Management salaries and consulting fees from continuing operations for the year ended March 31, 2011 were $1,195,968 compared to $682,814 incurred in the prior fiscal year.  The increase is due to our CEO returning to full time and the hiring of additional geological and engineering staff along with the hiring of an investor relation consultant.  Total non-cash compensation expense recognized in the year totaled $184,410 compared to non-cash compensation expense of $166,088 recognized in the prior fiscal year.   General and administrative from continuing operations expenses totaled $699,613, compared to $521,774 in the prior year.  The increase is due to the addition of the Carson City, Nevada office, and increased investor relations activity. Legal and audit fees from continuing operations for the period decreased to $260,470 from $429,314 for the year ended March 31, 2011.  The decrease resulted from a decrease in corporate activities. Travel and accommodation expense for the year ended March 31, 2011 was $142,515, compared to $119,777 for the prior fiscal year.

Liquidity and Capital Resources

Historically, our primary source of liquidity is cash that we raise by way of sale of common stock from treasury, other equity securities, and debt financings.  Based upon our current operating plans and expected business conditions, we currently expect to fund our short and long-term working capital needs primarily using existing cash revenue from our Borealis Project.  In addition, on a going forward basis the sale of common shares may be a source along with a variety of debt instruments to go along with continuous sales of gold and silver doré.

Borealis Lease

We anticipate continuing to take all steps necessary to preserve our rights to the Borealis Property under the existing terms of the property lease.  We also intend to work with the USFS to maintain our permits under the Plan of Operations.  These steps are intended to preserve the existing value of the Borealis Property for our stockholders.

Borealis Project

Based upon the April 25, 2011 Pre-Feasibility Update and subsequent to the successful completion of a$10.9 million public offering on May 18, 2011, we began construction and development of the Borealis Project. Our plan was based on the Plan of Operations filed with the U.S. Forest Service and could change based on additional information as it is acquired and analyzed in our ongoing engineering studies and facts on the ground to expand production.

Capital Resources

During the year ended on March 20, 2012, we used the $1,500,000 we received from the Waterton bridge loan to fund our working capital and fund the operations at the Borealis project. The Waterton bridge loan had an interest rate of 15% per annum.  We used part of the proceeds of the Senior Facility to repay the Waterton bridge loan.

At March 31, 2012, we had working capital of $843,193 with an average cash expenditure rate of $1,000,000 per month in a typical month. This level of activity will change based upon future events.  We have instituted a new cost accounting to track production expenditures on a monthly basis.  Current assets consisted of $602,343 in cash, $358,005 in accounts receivable, and $171,515 in prepaid expenses, $6,363,016 in metal and supply inventories and $312,549 in deferred debt issue costs.  We had $5,004,298 in accounts payable and $1,959,937 in the current portion of our debts.

We have just begin operating on the Borealis Project and we believed that additional resources were required to enable us to expand current production, meeting financial obligations and begin Phase 2. We intend to expand the Borealis Project with the capital received from Waterton Global Value, L.P. on April 18, 2012.  However, no assurance can be given that we will achieve profitability or positive cash flow from continuing operations.  We may raise additional funds through debt and/or equity financing.  However, access to additional capital may not be available on terms acceptable to us or at all.  If we are unable to raise additional capital and expected revenues do not result in positive cash flow from operations, we will not be able to meet our obligations and may have to suspend or cease operations.

We fully expect in the upcoming months as production is expanded that the average monthly costs will range between $1.5 and $2.5 million per month.  The current average burn rate of $1,000,000 per month does not include all anticipated costs, including annual claim maintenance fees, or advance royalty payments and 5% NSR

During the year ended March 31, 2012, we used cash in operating activities of $5,441,086 which included our net loss during the year of $4,443,325 this was off-set by depreciation, ARO accretion, loss on the disposal of assets, non-cash compensation, amortization of debt offering costs, amortization of notes payable discount, changes in liability of warrants,  loss on a modification of debt, and changes in non-cash working capital. We had increases of  $4,607,192 in accounts payable, $48,799 prepaid expense and $6,363,016 in inventories.

We used cash from investing activities of $12,348,375, including $2,613,666 in reclamation bonds, $1,897,882 for the leach pad 1A, equipment purchases of $421,208, process plant of $5,173,994, ADR of $1,294,420, mineral property expenditures of $197,679, payment of $150,000 to amend the royalty option, proceeds of $2,975 from a small note receivable, and $31,050 from an insurance claim on equipment.

We received cash from financing activities of $17,564,408, including debt offering of $8,787,456, payment on notes payable of $302,548, proceeds of $11,134,317 from the sale of common shares, exercise or stock options and warrants, net of debt and share issue costs of $1,880,131.  Cash decreased during the period by $235,114 to $602,343 as at March 31, 2012.

Subsequent to March 31, 2012, we obtained a $15,000,000 Senior Facility.  On April 19, 2012, we drew down the full $15,000,000 and used the proceeds to repay the Bridge Loan of $1,500,000 entered into with Waterton Global Value, L.P. on March 20, 2012, Cdn$3,000,000 10% subordinated secured notes, due in July of 2013, and Cdn$4,500,000 10% subordinated secured notes, due November 27, 2013.  We intend to use the remaining proceeds for working capital and additional capital expenditures related to our Borealis Project.  We anticipate that the remaining proceeds from the Senior Facility and cash flow from operations will be sufficient to fund our cash requirements to achieve full production and processing capabilities at the Borealis Project.  However, no assurance can be given that we will achieve profitability or positive cash flow from operations andwe may require additional financing if we encounter unexpected costs or delays.

The Senior Facility loan accrues interest at a rate of 5% per annum and is repayable in 12 equal monthly installments commencing in May 2013.  The monthly repayments will be based on a formula using 80% of the gold spot price as the value of the gold.  On each repayment date, we may pay the amount in gold to Waterton Global Value, L.P. ’s gold account, or, if requested by Waterton Global Value, L.P. , pay the amount in cash.  The loan is secured by a first priority charge on the assets of Gryphon Gold and BMC.

Repayment of the Senior Facility may impact our results of operations due to the applied 20% discount to the gold spot price in connection with our repayment obligations.  The reduced cash flow could severely limit our business growth and future funding.

Updated share capital as of June 25, 2012:

Basic Common Stock Issued and Outstanding	194,103,382
Warrants, Options and other Convertible Securities	54,478,630
Fully Diluted Common Stock	247,582,012

Subsequent to March 31, 2012, we issued an additional 14,062,500 Series T Warrants, exercisable to acquire shares of common stock at a price of Cdn$0.16 per share until April 18, 2015.

If all of the convertible securities issued and outstanding as of March 31, 2012 are fully exercised or converted, we would issue an additional 39,416,130 shares of common stock, and our issued and outstanding share capital would increase to 233,519,512 shares.  If all of the convertible securities issued and outstanding as of June 28, 2012 are fully exercised or converted, we would issue an additional 52,270,165 shares of common stock, and our issued and outstanding share capital would increase to 246,373,547 shares.

Royalty Obligations

On May 25, 2011 we exercised our option to fix the NSR at 5%.  Under the terms of the option agreement, as amended, we exercised the option by paying the lessors aggregate consideration of $7,000,000 (less the $250,000 previously paid by Gryphon to the Lessors upon execution of the Option Agreement) as follows:

(i) $150,000 in cash,

(ii) 7,726,500 shares of common stock;

(iii) 5% promissory notes in the aggregate principal amount of $1,600,000, due May 20, 2013, with installment payments due upon commencement of production on the Borealis Property; and

(iv) 5% convertible notes in the aggregate principal amount of $1,909,500, due May 20, 2014, convertible into shares of our common stock at $0.70 per share through May 20, 2012, $0.80 per share through May 20, 2013 and $0.90 per share through May 20, 2014.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Contractual Obligations

Prior to production at the Borealis Project, we made advance royalty payments of approximately $10,205 per month to certain lease holders.  Also, to maintain its existing claims on the Borealis Property, we make payments totaling approximately $94,000 annually. These payments are contingent upon us maintaining an interest in the property.

As of March 31, 2012, we had the following non-cancellable contractual obligations:

	Payments Due by Period

		Less than 1			More than 5
	Total	Year	2-3 Years	4-5 Years	Years
Operating Lease Obligation (1)	93,217	65,800	27,417	–	–
Operating Lease Obligation (2)	1,200	1,200	–	–	–
Operating Lease Obligation (3)	86,562	38,472	48,090	–	–

(1)      Obligation for the rental of office space in Vancouver, BC, 5-year term, terminating August 2013 and payments of approximately Cdn$5,470 per month.  The Vancouver office has been sub-leased commencing May 1, 2010 for the remaining life on lease for Cdn$4,200 per month. $13,470, the difference between the required lease payments and the estimated future sub-lease receipts, has been accrued as a loss at year ended March 31, 2012.

(1)	Obligation for rental of office space in Hawthorne, Nevada, one-year term, terminating April 30, 2012 and payments of $1,200 per month.

(2)	Obligation for renal of office space in Carson City, Nevada, three-year term, terminating June 30, 2014 and payments of $3,206 per month.

Subsequent to March 31, 2012, on April 18, 2012, we obtained a $15,000,000 Senior Facility.  We used the proceeds from the Senior Facility to pay off a Bridge Loan of $1,500,000 entered into with Waterton on March 20, 2012, Cdn$3,000,000 10% subordinated secured notes, due in July of 2013, and Cdn$4,500,000 10% subordinated secured notes, due November 27, 2013.  The Security Facility loan bears interest calculated at 5% per annum and is repayable in 12 equal monthly installments commencing in May of 2013.  The monthly repayments will be based on a formula using 80% of the gold spot price as the value of the gold (or cash equivalent) to be delivered to Waterton.  On each repayment date, we may pay the amount in gold to Waterton’s gold account, or, if requested by Waterton, pay the amount in cash.  The loan is secured by a first priority charge on the assets of Gryphon Gold and BMC.

Recent Accounting Pronouncements

Please see the notes to our audited financial statements for a complete list of recent accounting pronouncements.

BUSINESS
Name and Incorporation

Gryphon Gold Corporation was formed under the laws of the State of Nevada on April 24, 2003.

Our principal business office, which also serves as our administration and financing office, is located in the United States at 611 N. Nevada Street, Carson City, Nevada, 89703 and our telephone number is (604) 261-2229.

We own 100% of the issued and outstanding shares of our operating subsidiaries, Borealis Mining Company (which we refer to as Borealis Mining).  Gryphon Nevada Eagle Holding Company owned 100% of the membership interests in Nevada Eagle Resources LLC until it was sold in its entirety on April 23, 2010.  We have no other subsidiaries. Borealis Mining was formed under the laws of the State of Nevada on June 5, 2003, Gryphon Nevada Eagle Holding Company was formed under the laws of the State of Nevada on July 27, 2007, and Nevada Eagle Resources LLC was organized under the laws of the State of Nevada on April 28, 2005.

History and Background of Company

Borealis Property

In July 2003, through BMC, Gryphon Gold acquired from Golden Phoenix Minerals, Inc. (“ Golden Phoenix”) an option to earn up to a 70% joint venture interest in the mining lease for the Borealis Property (July 2003 Option and Joint Venture Agreement) by making qualified development expenditures on that property.

On January 10, 2005, BMC entered into a purchase agreement with Golden Phoenix which gave BMC the right to purchase the interest of Golden Phoenix in the Borealis Property for $1,400,000. Golden Phoenix transferred its interest in the Borealis Property to BMC on January 28, 2005. BMC paid $400,000 of the purchase price to Golden Phoenix upon closing of the purchase, and four additional quarterly payments of $250,000 were made to Golden Phoenix. With the final payment of $250,000 on January 24, 2006, BMC completed all the required payments under the purchase agreement and now has 100% control of the Borealis Property. A portion of the Borealis Property is subject to mining leases, as described below.

As sole stockholder of BMC, Gryphon Gold controls all of the lease rights to a portion of the Borealis Property, subject to advance royalty, production royalty, and other payment obligations imposed by the lease. Our acquisition of the interest of Golden Phoenix in the Borealis Property terminated the July 2003 Option and Joint Venture Agreement.

In addition to our leasehold interest to a portion of the Borealis Property, we also own through BMC numerous unpatented mining claims that make up the balance of the Borealis Property, and all of the documentation and samples from years of exploration and development programs carried out by the previous operators of the Borealis Property.

On November 30, 2006, our Board concluded that we would not proceed with near term construction and production financing of a heap leach mine on the Borealis Property. The feed for the proposed mine was remnants from the previously mined open pits, and heap and dump material associated with the historical mining operations. The decision not to proceed was made due to the impact of certain technical corrections to the previously announced feasibility study and related NI 43-101 technical report, dated August 15, 2006. The technical corrections reduced the anticipated quantity of recoverable gold and silver over the project life, and resulted in a marginal projected return on investment. In light of the decision not to proceed with development of a mine, in December 2006, we closed our Denver office and terminated operations and engineering staff, including our Chief Operating Officer and our Vice President of Borealis Project Development and our Vice President of Exploration, was relocated to Nevada.

In January 2007, we started the process of completing a mineralization estimate covering the entire Borealis Property that included all drilling results obtained during calendar year 2007.  We also continued extension drilling, focused on the expansion of the Graben deposit and exploration drilling for a new gold deposit within the two newly identified potentially gold-bearing hydrothermal systems in the pediments. This drilling program consisted of a series of Graben deposit expansion drilling and extension drilling north and west of the successful G3 — G13 fence of holes. The drilling of the Graben deposit alternated with follow up exploration drilling in the Central and Western Pediments where 10 holes have intersected two distinct hydrothermal systems hidden beneath the pediments.

In April of 2008, we completed the Technical Report that included all drilling results to date and detailed mineralization on our Borealis Property.  The Technical Report states that the recommended course of action for us is to increase gold mineralization by completing additional drilling primarily in the previously mined areas, to complete a technical report to determine the feasibility of near term production, and through continued drilling and exploration, delineate possible new mineralization on the Borealis Property.

On August 22, 2008, we entered into a 12-month option agreement, at a cost of $250,000 and an additional $35,902 to cover legal costs, to amend the Borealis Property Mining Lease to provide an option to fix the net smelter return royalty rate at 5%, versus an uncapped variable rate. The exercise price was $1,750,000 in cash, 7,726,250 shares of our common stock and a three year, $1,909,500 5% note payable.

During September, 2008, we released the Preliminary Assessment on the development of an oxide heap leach mine on the Borealis Property. The report outlined the possibility of developing a mineable oxidized gold deposit on the Borealis Property. The Preliminary Assessment is not a bankable feasibility study and cannot form the basis for proven or probable reserves on the Borealis Property.

Two water monitoring wells were installed during the quarter ended September 30, 2008. Under our permits, a water-monitoring program must be active for at least six months prior to the placement of material on a leach pad, and these wells were therefore necessary prior to the start of any leaching operation.

No exploration drilling was completed during the year ended March 31, 2009. A water well necessary for the construction of an oxide heap leach mine was installed during the quarter ended June 30, 2008. As of March 31, 2008, approximately 203 holes and 142,220 feet of reverse circulation (which we refer to as RC) drilling had been completed by us. A majority of the holes are in the area of existing mineralization in order to allow us to complete the Preliminary Assessment with the aim of identifying gold reserves and, if economically feasible, building a mine. During fiscal 2008, the majority of the holes drilled were to attempt to expand the Graben mineralization or complete exploration in the Pediment areas of the Borealis Property.

During September 2009, we released the 2009 Study on the development of an oxide heap leach mine.  The 2009 Study was based on open pit mining and heap leaching of oxide and mixed oxide ores that occur in and around previously mined open pits and re-leaching of ores that were mined and leached during prior operations. The 2009 Study is not a bankable feasibility study and did not comply with SEC Guide 7 standards.

On February 12, 2010, we and the Lessors entered into Amendment No. 2 to the Option Agreement Amendment to Mining Lease dated August 22, 2008 (which we refer to as the Mining Lease Option Agreement). Pursuant to Amendment No. 2, the Mining Lease Option Agreement was amended to provide for the extension of the Option Term from February 22, 2010 until August 22, 2010 and the extension of the Condemnation Period from August 22, 2010 to August 22, 2011. As consideration for entering into Amendment No. 2, we agreed to pay the Lessors $150,000 comprised of cash in the amount of $25,000 and shares of our common stock equal to $125,000, calculated based on eighty percent of the average five day closing price immediately prior to the payment date. On August 11, 2010, the option was extended until February 22, 2011 for a cash payment of $150,000.

On April 25, 2011, we released the Pre-Feasibility Study for the development of the Borealis Property.  The mineralization data and the economic analysis data contained in the Pre-Feasibility Study superseded and replaced the data contained in the Technical Report, the Preliminary Assessment and the 2009 Study.  The Pre-Feasibility Study evaluated a potential oxide heap leach mining and production operation on the Borealis Property and estimated that such an operation would have a six-year mine life with an average annual production in excess of 42,000 ounces per year gold equivalent and require $12.7 million in initial capital costs (consisting of initial construction costs of $8.61 million, bonding costs of $3 million, $0.41 million in additional indirect capital costs and a $0.75 million contingency) with an average life-of-mine cash operating cost of $851 per ounce of gold. Life of mine capital costs include $12.9 million in direct costs, $8.86 million of indirect costs, $1.2 million of contingency costs, for total life of mine capital costs of $23 million. The Pre-Feasibility Study is not a bankable feasibility study and cannot form the basis for proven or probable reserves on the Borealis Property.

On May 26, 2011, we announced that on site construction work for the Borealis Project was scheduled to begin on June 6, 2011, that heap leach pad construction was scheduled for early June with pad loading scheduled for late July, that all major components for Phase 1A had been placed on order and delivery complied with the anticipated time line and that we anticipate first revenue from gold sales as early as October, 2011.

On June 6, 2011, we began site work at the Borealis Project. During the current fiscal year we completed construction of the new leach pad, both preg and barren ponds, carbon columns, roads, grounds and power distritution system.  As at March 31, 2012 the ADR was 90% complete and operational.

We have specifically focused our activities on Nevada. Mining is an integral part of Nevada's economy.   Nevada ranks fourth in the world in gold production, after South Africa, Australia, and China. Located in the State of Nevada are well known geological trends such as the Carlin Trend, Battle Mountain, Getchell Trend and the Walker Lane Trend. The Borealis Property is also located along the Aurora-Bodie trend which crosses the principal Walker Lane Trend as shown in the illustration below. Borealis, Bodie, Aurora, and other historical producing districts, are aligned along this northeast-southwest belt of significant gold deposits.

(Source: Gryphon Gold, 2005)

Gold Industry

Gold Uses.  Gold has two main categories of use: fabrication and investment. Fabricated gold has a variety of end uses, including jewelry, electronics, dentistry, industrial and decorative uses, medals, medallions and official coins. Gold investors buy gold bullion, official coins and jewelry.

Gold Supply.  The supply of gold consists of a combination of production from mining and the draw-down of existing stocks of gold held by governments, financial institutions, industrial organizations and private individuals. In recent years, mine production has accounted for 60% to 70% of the annual supply of gold.

Gold Prices and Market Statistics

The following table presents the annual high, low and average afternoon fixing prices for gold over the past six years, expressed in U.S. dollars per ounce on the London Bullion Market.

Year	High	Low	Average

2005	$536	$411	$444
2006	$726	$521	$604
2007	$841	$608	$681
2008	$1,011	$713	$872
2009	$1,213	$810	$972
2010	$1,421	$1,058	$1,225
2011	$1,896	1,316	1,571

 (Source: Kitco)

The price of gold closed at $● per ounce on June ●, 2012, based on the London PM Fix Price.

Competition

We compete with other larger and better financed mining companies for the acquisition, exploration, financing and development of gold properties. There is competition for the limited number of gold acquisition and exploration opportunities, some of which are with other companies having substantially greater financial resources than we have. As a result, we may have difficulty acquiring attractive gold projects at reasonable prices. We also compete with other mining companies for mining engineers, geologists and other skilled personnel in the mining industry and for exploration and development equipment.

We believe no single company has sufficient market power to affect the price or supply of gold in the world market.

Employees

As of March 31, 2012, we had 4 full-time corporate employees working out of the Carson City Office. Our office in Vancouver, British Columbia was closed in May of 2012, before that we had 1 full time and 1 part time employee working there. As of March 31, 2012, BMC, our wholly-owned subsidiary, had 36 employees including 6 mine management and 30 staff at the site.

Environmental Regulation

Our gold projects are subject to various federal, state and local laws and regulations governing protection of the environment. These laws are continually changing and, in general, are becoming more restrictive. Our policy isto conduct business in a way that safeguards public health and the environment. We believe that our operations are conducted in material compliance with applicable laws and regulations.

Changes to current local, state or federal laws and regulations in the jurisdictions where we operate could require additional capital expenditures and increased operating and/or reclamation costs. Although we are unable to predict what additional legislation, if any, might be proposed or enacted, additional regulatory requirements could impact the economics of our projects.

During the year ended March 31, 2012, there were no material environmental incidents or material non-compliance with any applicable environmental regulations.

PROPERTIES

Executive Offices

Our principal executive office is at 611 N. Nevada Street, Carson City, Nevada 89703. We do not currently own investments in real estate, real estate mortgages or securities of persons primarily engaged in real estate activities, nor do we expect to do so in the foreseeable future.

Borealis Property

Unless stated otherwise, information of a technical or scientific nature related to the Borealis Property is summarized or extracted from the 2011 Study. The 2011 Study was prepared in accordance with the requirements of National Instrument 43-101. Management's plans, expectations and forecasts related to our Borealis Property are based on assumptions, qualifications and procedures which are set out only in the full 2011 Study. For a complete description of assumptions, qualifications and procedures associated with the following information, reference should be made to the full text of the 2011 Study which is available for review on the System for Electronic Document Analysis and Retrieval (SEDAR) at the  website: www.sedar.com  and on our website at www.gryphongold.com.  Information contained on our website or available on SEDAR is not incorporated in and does not form part of this prospectus.

The Borealis Property in Nevada is our principal asset, which we hold through our subsidiary, BMC. In the 1980s previous operators of the Borealis Property mined approximately 600,000 ounces of gold from near-surface oxide deposits. In this prospectus, the previously mined area is referred to as the “Borealis site”, the “previously disturbed area” or the “previously mined area”, while our references to the Borealis Property refer to the entire property we own or lease through BMC.

At Borealis, there is one large hydrothermal system, containing at least 13 known gold deposits, some of which are contiguous. There has been historical production from 8 of these deposits. As there are several other showings of gold mineralization across the property, there is an opportunity to identify additional gold deposits.

During the year ended March 31, 2012, there were two drilling programs completed on the Borealis Property.  The first program consisted of 32 reverse circulation holes for 4,485 feet of drilling and the second consisted of 27 reverse circulation holes for 1,295 feet of drilling.  The first program was conducted over the backfilled Borealis Pit as confirmation drilling while the second program was conducted in the historic East Pit as confirmation drilling.  The confirmation work was intended to confirm both grade estimate and metallurgical recovery based on fire versus cyanide assaying.

Borealis Property Description and Location

The Borealis Property is located in Mineral County in southwest Nevada, 12 miles northeast of the California border. The Borealis Property covers approximately 15,020 acres. The approximate center of the property is at longitude 118° 45' 34” West and latitude 38° 22' 55” North. The figure below shows the location and access to the Borealis Property.

(Source: Gryphon Gold, 2005)

The Borealis Property is comprised of 751 unpatented mining claims of approximately 20 acres each, totaling about 15,020 acres, and one unpatented millsite claim of approximately 5 acres. Of the 751 unpatented mining claims, 128 claims are owned by others but leased to BMC, and 623 of the claims were staked by Golden Phoenix Minerals, Inc., whom we refer to as Golden Phoenix, or Gryphon Gold and transferred to BMC.

Our rights, through BMC as the owner or lessee of the claims, allow us to explore, develop and mine the Borealis Property, subject to the prior procurement of required operating permits and approvals, compliance with the terms and conditions of the mining lease, and compliance with applicable federal, state, and local laws, regulations and ordinances. We believe that all of our claims are in good standing.

The 128 leased claims are owned by John W. Whitney, Hardrock Mining Company and Richard J. Cavell, who we refer to as the “Borealis Owners”.  BMC leases the claims from the Borealis Owners under a Mining Lease dated January 24, 1997 and amended as of February 24, 1997. The mining lease was assigned to BMC by the prior lessee, Golden Phoenix. The mining lease contains a “project area” provision, such that any new mining claims located or acquired by BMC within the project area after the date of the mining lease shall automatically become subject to the provisions of the mining lease. The project area is located in the following areas of the property:

●	T.6.N-R.28.3 – All of Sections 1,2 and 12. North ½ of Section 13.

●	T.6.N-R.29.E. – All of Sections 2 through 11 and 15 through 22. North ½ of Section 14.

●	T.7.N-R.28.E. – All of Sections 35 and 36.

●	T.7.N-R.29.E. – All of Sections 31 and 32. West ½ of Section 33.

All of the mining claims (including the owned and leased claims) are unpatented, such that paramount ownership of the land is in the United States of America. Claim maintenance payments and related documents must be filed annually with the Bureau of Land Management (“BLM”) and with Mineral County, Nevada to keep the claims from terminating by operation of law. BMC is responsible for those actions. At present, the estimated annual BLM maintenance fees are $125 per claim, or $94,000 per year for all of the Borealis Property claims (751 unpatented mining claims plus one millsite claim).  In addition, Mineral County filing and document fees totaling $6,400 are paid to fulfill the annual filing requirements.

Royalty Obligations

The leased portion of the Borealis Property was subject to advance royalty payments of approximately $10,205 per month, payable to the Borealis Owners. These advance royalty payments were subject to annual adjustments based on changes in the United States Consumer Price Index.

The leased portion of the Borealis Property is currently subject to a production royalty that consists of a 5% Net Smelter Royalty (NSR).  We intend to start payment of the 5% NSR after all advance royalties have been recouped, but we are presently putting this 5% NSR and an amount of the disputed advance royalty into a trust account under the dispute terms of the lease agreement.  See, Legal Proceedings.

On August 22, 2008, we entered into a 12-month option agreement, at a cost of $250,000, with an option to amend the Borealis Property mining lease at 5%, versus the uncapped variable rate upon payment of $1,750,000 in cash, 7,726,250 shares of common stock and a three-year, $1,909,500 5% note payable. The option period was extended for an additional six months for a payment of $125,000, settled through the issuance of common stock. On February 12, 2010, we entered into an agreement to extend the option agreement from February 22, 2010 until August 22, 2010 and to extend the condemnation period from August 22, 2010 to August 22, 2011, in consideration of $150,000, comprised of cash of $25,000 and shares of common stock equal to $125,000, calculated based on eighty percent of the average five day closing price immediately prior to the payment date.  On August 11, 2010, the option was extended until February 22, 2011 for a cash payment of $150,000.  On February 2, 2011 the option was extended on a month-to-month basis for up to six months beginning February 22, 2011 in consideration for $25,000 per month.  Under the terms of the amended option agreement, Gryphon has agreed to exercise the option and fix the Borealis Net Smelter Return (NSR) royalty at 5% on the tenth business day following the closing of any offering to raise $8 million or more and the leaseholders have agreed to accept a two year, 5% promissory note in the principal amount of $1.6 million in lieu of a portion of the original $1.75M cash payment due on exercise of the Option.  The option was exercised on May 20, 2011.  Upon exercise of the Option, we paid the leaseholders $150,000 in cash, issued a $1.6 million promissory note, 7,726,250 shares of common stock and a convertible promissory note in the principal amount of $1.9 million.

At present, there is no royalty payable to the United States or the State of Nevada on production from unpatented mining claims, although legislative attempts to impose a royalty have occurred in recent years.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Primary access to the Borealis Property is gained from an all weather county gravel road located about two miles south of Hawthorne from State Highway 359. Hawthorne is about 133 highway miles southeast of Reno. The Borealis Property is about 12 road miles from Hawthorne.

The elevation on the property ranges from 7,200 ft to 8,200 ft above sea level. This relatively high elevation produces moderate summers with high temperatures in the 90°F (32°C) range. Winters can be cold and windy with temperatures dropping to 0°F (-18°C). Average annual precipitation is approximately 10 inches, part of which occurs as up to 60 inches of snowfall. Historically, the Borealis Property was operated throughout the year with only limited weather related interruptions.

Topography ranges from moderate and hilly terrain with rocky knolls and peaks, to steep and mountainous terrain in the higher elevations.

The vegetation throughout the project area is categorized into several main community types: pinion/juniper woodland, sagebrush, ephemeral drainages and areas disturbed by mining and reclaimed. Predominate species include pinion pine, Utah juniper, greasewood, a variety of sagebrush species, crested wheat grass and fourwing saltbush.

Water is available from two water basins located approximately 5 miles and 7 miles south of the planned mine site, respectively. Water for historical mining operations was supplied from the basin 5 miles away from the site. We have obtained permits from the Nevada Division of Water Resources to access water from each of these basins. We believe that each of these basins, individually, are providing sufficient water supply for our operations.

The Borealis site has been reclaimed by the prior operator to early 1990's standards. The pits and the project boundary are fenced for public safety. Currently, access to the pits and heap leach areas is gained through a locked gate. All existing roads in the project area are two -track roads with most located within the limits of the old haul roads that have been reclaimed.

The nearest available services for both mine development work and mine operations are in the small town of Hawthorne, via a wide well-maintained gravel road. Hawthorne has substantial housing available, adequate fuel supplies and sufficient infrastructure to meet basic supply requirements. Material required for operations are generally available from suppliers located in Reno, Nevada.

Historical Gold Production

Photograph of Borealis district.

View to the east, with Freedom Flats pit in foreground.

The photograph shows the site as it was circa 1991.

Several gold deposits have been previously defined through drilling on the Borealis Property by prior owners. Some gold deposits have been partially mined. Reports on past production vary. The past gold production from pits on the Borealis Property, as reported by prior owners is tabulated below. The total of past gold production was approximately 10.6 million tons of ore averaging 0.057 ounces per ton (opt) gold. Mine production resulting from limited operations in 1990 is not included. Although no complete historical silver production records exist at this time, the average silver content of ore mined from all eight pits appears in the range of five ounces of silver for each ounce of gold.

Reported past Borealis production, 1981-1990(1)

Crushed and Agglomerated Ore(2)	Tons	Grade (opt Au)
Borealis	1,488,900	0.103
Freedom Flats	1,280,000	0.153
Jaime's/Cerro Duro/Purdy	517,900	0.108
East Ridge	795,000	0.059
Gold View	264,000	0.047
Total	4,345,800	0.107
Run of Mine Ore(3) East Ridge	2,605,000	0.021
Polaris (Deep Ore Flats)	250,000	0.038
Gold View	396,000	0.009
Northeast Ridge	3,000,000	0.025
East Ridge	2,605,000.021
Total	6,251,000	0.023
Grand Total	10,596,800	0.057

(1)
The numbers presented in this table are based on limited production records. A later report in 1991 published by the Geologic Society of Nevada reports that production totaled 10.7 million tons with an average grade of 0.059 opt Au.

(2)
Crushed and agglomerated ore is that material which has been reduced in size by crushing, and as a result may contain a significant portion of very fine particles which is then, with the aid of a binding agent such as cement, reconstituted into larger particles and subsequently leached in a heap. The agglomerated ore typically has greater strength allowing for higher stacked heaps and may allow better percolation of leach solutions if the ore has high clay content.

(3)	Run of mine ore is that material which was fragmented by blasting only, and then stacked on the heaps without being further reduced in size by crushing or other beneficiation processes.

Geological Setting

Regional Geology

The Borealis mining district lies within the northwest-trending Walker Lane mineral belt of the western Basin and Range province, which hosts numerous gold and silver deposits. Mesozoic metamorphic rocks in the region are intruded by Cretaceous granitic plutons. In the Wassuk range the Mesozoic basement is principally granodiorite with metamorphic rock inclusions. Overlying these rocks are minor occurrences of Tertiary rhyolitic tuffs and more extensive andesite flows. Near some fault zones, the granitic basement rocks exposed in the eastern part of the district are locally weakly altered and limonite stained.

The oldest exposed Tertiary rocks are rhyolitic tuffs in small isolated outcrops which may be erosional remnants of a more extensive unit. The rhyolitic tuffs may be correlative with regionally extensive Oligocene rhyolitic ignimbrites found in the Yerington area to the north and within the northern Wassuk Range. On the west side of the Wassuk Range, a thick sequence of older Miocene andesitic volcanic rocks unconformably overlies and is in fault contact with the granitic and metamorphic rocks, which generally occur east of the Borealis district. The age of the andesites is poorly constrained due to limited regional dating, but an age of 19 to 15 Ma is suggested (“Ma” refers to million years before present). In the Aurora district, 10 miles southwest of the Borealis district, andesitic agglomerates and flows dated at 15.4 to 13.5 Ma overlie Mesozoic basement rocks and host gold-silver mineralization. Based on these data, the andesites in the Borealis region can be considered as 19 to 13.5 Ma.

The Borealis district lies within the northeast-trending Bodie-Aurora-Borealis mineral belt; the Aurora district lies 10 miles southwest of Borealis and the Bodie district lies 19 miles southwest in California. All three mining districts are hosted by Miocene volcanics. The intersection of northwesterly and west-northwesterly trending Walker Lane structures with the northeasterly trending structures of the Aurora-Borealis zone probably provided the structural preparation conducive to extensive hydrothermal alteration and mineralization at Borealis.

Local Geology

The Borealis District comprises widespread high-sulfidation (acid-sulfate alteration) gold-silver mineralization that was the focus of recent and historical mining operations.   The district trends N70-75W, for seven miles, from Bullion-Delta targets, west-northwest to Purdy Peak. The eastern boundary of the district is west of Mesozoic intrusive rocks, and Pre-Mesozoic sequences. The western limit of the district is unknown and unexplored.

Gold-silver mineralization, silicified fault breccias, zones of silicification, and associated alteration is structurally controlled.  The most important structural trends defined in the district are:

●	Principal displacement zone: Cerro Duro Fracture Zone (CDFZ), striking approximately N70-75W, brittle fracture system,

●	Transitional zone: Freedom Flats-Borealis-East Pit-Northeast Pit (FFBENE), striking approximately N50E,

●	Antithetic, right lateral, strike slip zones, trending approximately North-South,

●	Reverse fault systems trending northwest.

Faults, fault breccias, linear zones of silicification and silicified sheeted joints dip steeply, vertical to 60 degrees. These zones dip predominately westerly, i.e. northwesterly, southwesterly, with subordinate northeast dips. Structural zones are laterally discontinuous exhibiting en-echelon patterns and complex sets of conjugate internal joint arrays.

Five distinct styles of silicification occur in the district:

●	Pervasive micro-granular quartz, + chalcedony-opal, devoid of pyrite, associated with weak (to moderate) leaching, and bleaching of host rocks, i.e. low temperature clays.

●
Fine-medium grained granular quartz structurally controlled along faults and breccia zones, (a) with pyrite, (b) devoid of pyrite with associated moderate leaching and bleaching, i.e. low to medium temperature clays.

●
Medium-grained granular quartz, structurally controlled along faults and breccia zones with pyrite, and zones of late stage vuggy-vapor phase acid leaching.  Host lithologies, particularly volcaniclastic breccias exhibit a range in clast replacement, i.e. silica absorption, from weak to moderate.  Groundmass is replaced by medium-grained granular quartz.  Medium temperature clay alteration occurs as peripheral halos.

●
Medium to coarse-grained quartz with pyrite, structurally controlled, with associated fault breccias and zones of intense silicification, moderate to total replacement of original host lithologies and occasionally replacing preexisting silicified fault breccia zones with associated alunite, barite, with peripheral zones of moderate to intense medium to intense moderate to high temperatures clay alteration.

●
Quartz sericite pyrite alteration occurs in the granodiorite basement, up to 500 feet from the contact with the volcanic stratigraphy, in fault zones, in zones of stockwork fracturing spatially associated with fault-contact between the basement and volcanic stratigraphy.  In addition, as dilatational zones, there are “pods” in the granodiorite, of granular white quartz.

Mineral Deposits

The gold deposits contained within the larger, district scale, Borealis hydrothermal system are recognized as high-sulfidation type systems with high-grade gold mineralization occurring along steeply dipping structures and lower grade gold mineralization surrounding the high-grade and commonly controlled by more permeable volcanic rocks in relatively flat-lying zones. The gold deposits, some with minor amounts of silver mineralization are hosted by Miocene andesitic flows, laharic breccias, and volcaniclastic tuffs, which all strike northeasterly and dip shallowly to the northwest. Pediment gravels cover the altered-mineralized volcanic rocks at lower elevations along the mountain front where there is potential for discovery of more blind (covered by gravel) gold deposits, similar to the Graben deposit.

The surface “footprints” of the high-grade pods or pipe-like bodies, found to date are rather small and they can be easily missed with patterns of too widely spaced geophysical surveys and drill holes. Most of the drilling on the property by prior owners was vertical, and therefore did not adequately sample the steep higher-grade zones. Drill-hole orientation may have underestimated the grades within the district. Several drill holes to the west of Freedom Flats and Borealis encountered gold within the alluvium stratigraphically above known deposits. These holes trace a gold-bearing zone that in plan appears to outline a paleochannel of a stream or gently sloping hillside that may have had its origin in the eroding Borealis deposit. The zone is at least 2,500 feet long, up to 500 feet wide, and several tens up to 100 feet thick. At this point it is unknown if this is a true placer deposit, an alluvial deposit of broken ore, or some combination of both. Additional drilling and beneficiation tests are needed to determine if an economic gold deposit exists.

Exploration

Since the late 1970s, exploration completed at the Borealis Property focused on finding near surface deposits with oxide-type gold mineralization. Exploration work consisted of field mapping, surface sampling, geochemical surveys, geophysical surveys, and shallow exploration drilling. Only limited drilling and geological field work was conducted in areas covered by pediment gravels, even though Freedom Flats was an unknown, blind deposit, without surface expression when discovered.

Many geophysical surveys were conducted by others in the Borealis district since 1978. In addition, regional magnetics and gravity maps and information are available through governmental sources. The most useful geophysical data from the historic exploration programs has been induced polarization (chargeability), aeromagnetics, and resistivity.

Areas with known occurrences of gold mineralization, which have been defined by historical exploration drilling, and had historical mine production include: Northeast Ridge, Gold View, East Ridge, Deep Ore Flats, Borealis, Freedom Flats, Jaimes

Ridge, and Cerro Duro. All of these deposits still have gold mineralization remaining in place, contiguous with the portions of each individual deposit that were mined.  Graben, Crocodile Ridge, Purdy Peak, Boundary Ridge, and Bullion Ridge are known gold deposits in the district that have not been mined.

Discovery potential on the Borealis Property includes oxidized gold mineralization adjacent to existing pits, new oxide gold deposits at shallow depth within the large land position, gold associated with sulfide minerals below and adjacent to the existing pits, in possible feeder zones below surface mined ore and buried gold-bearing sulfide mineralization elsewhere on the property. Both oxidized and sulfide-bearing gold deposits exhibit lithologic and structural controls for the locations and morphologies of the gold deposits.

The following areas have not been subject to historic mine production, but have been subject to historical exploration that has identified gold mineralization.

Borealis Extension

The Borealis Extension deposit occurs 110 to 375 feet below the surface at the northern and western margins of the former Borealis pit.   Generally the top of this target occurs at or slightly below the 7,000-ft elevation. The primary target is defined by 16 contiguous drill holes completed by previous operators that have economically attractive gold intercepts. Thicknesses of mineralized intercepts ranges from 15 to 560 ft with nine holes having from 155 to 560 ft of +0.01 opt of gold; the average thickness of the zone is 236 ft. We have drilled an additional 16 holes into the deposit.  The drilling results were generally marginal and further evaluation is needed.

Graben Deposit

The Graben deposit has been defined with approximately 36 historical RC holes and 19 historical core holes. This drilling defined a zone of gold mineralization, using an 0.01 opt Au boundary, that extends at least 2,000 feet in a north-south direction and between 200 and 750 feet east-west, and up to 300 feet  thick. The top of the deposit is from 500 to 650 feet below the surface. Near its southern margin the axis of the deposit is within 800 feet of the Freedom Flats deposit and along one portion of the southeastern margin low-grade mineralization may connect with the Freedom Flats mineralization through an east-west trending splay.

Through November 2007, Gryphon Gold has drilled an additional 58 RC drill holes into the Graben zone.  All holes had mineralized intervals.  Gryphon Gold’s Graben drilling program was designed to test for extensions of the interior high-grade zones and to expand the exterior boundaries of the deposit.  Drilling along the margins of the deposit, particularly along the northwestern portion, identified significant extensions of mineralization.  Drilling for extensions of the northern and southern high-grade pods also revealed that these zones are larger than previously thought.  Additional drilling in, and around, the Graben deposit is needed before it can be considered fully explored.  At this point the mineralization estimate for the deposit probably represents a minimum size.

In mid-2007 a controlled source audio-frequency magnetotellurics CSAMT survey was conducted over the Graben deposit as a test case.  Several anomalies were identified that correlated favorably with known mineralization.  The survey lines ended to the northwest in a similar looking anomaly in an undrilled area.  The initial interpretation is that this could be an extension of the Graben deposit, or a separate mineralized area.

Additional drilling is needed to fill in gaps between widely spaced holes in the Graben, and step out from the Graben zone in a north, east and west direction in order to delineate the full extent of the  gold mineralization, and to fully define  the boundaries of the zone.

North Graben Prospect

The North Graben prospect is defined by the projection of known mineralization, verified by drill hole sampling, and coincident with a large intense aeromagnetic low and an elongate chargeability (IP) high. This blind target lies on trend of the north-northeast-elongate Graben mineralized zone. In 1989, Echo Bay completed a district-wide helicopter magnetic/electromagnetic survey, which identified a large, intense type aeromagnetic low in the North Graben area. This coincident magnetic low/chargeability high is now interpreted as being caused by an intensive and extensive hydrothermal alteration-mineralization system.  Five drill holes completed in the North Graben by Gryphon Gold encountered a permissive geologic setting and trace levels of gold mineralization.

In early 2006 we completed four holes into the North Graben geophysical anomaly and one additional hole was drilled in 2007.  All the holes intercepted a hydrothermal system as indicated by several zones of silicification, and pyrite up to 20 percent.  None of the holes contained significant amounts of gold, but were geochemically anomalous in gold and silver, and other important trace elements.  North Graben is a target area that needs additional study and drilling to determine if a gold deposit is present.

Rainbow Ridge and Tough Hills Prospects

Previous exploration drilling the Rainbow Ridge and Tough Hills Prospect areas targeted shallow oxide mineralization, generally less than 500 feet deep.  In 2006 we completed four gradient IP/ resistivity survey blocks covering a total area of one square mile. Results from these surveys indicate a broad deep seated north, north-east trending chargeability anomaly and a prominent, shallow north west trending chargeability anomaly.  These targets are essentially untested by drilling.

Central Pediment (Lucky Boy) Prospect

Another important prospect area is the Lucky Boy area, which may be in a shallower pediment environment in the central portion of the district near the range front. Historic drill holes at the periphery of the zone intersected thick zones of silification and traces of gold mineralization. Echo Bay’s aeromagnetic map shows another magnetic low and Cambior’s IP map shows a coincident chargeability high in the area of the silicification.

Eight RC holes were drilled in this area during late 2006 and 2007.  All of these holes encountered intense hydrothermal alteration with anomalous gold and favorable trace element geochemistry.  A subsequent CSAMT survey indicates that these holes may have encountered the margins of a high-sulfidization gold system.  Additional drilling is planned to test the CSAMT anomaly.

Sunset Wash Prospect

The Sunset Wash prospect consists of a gravel-covered pediment underlain by extensive hydrothermal alteration in the western portion of the Borealis district. Sixteen holes drilled by Echo Bay Mines indicate that intense alteration occurs within a loosely defined west-southwest belt that extends westerly from the Jaimes Ridge/Cerro Duro deposits. At the western limit of the west-southwest belt, Cambior’s IP survey and drilling results can be interpreted to indicate that the alteration system projects toward the southeast into the pediment. Cambior conducted a gradient array IP survey over the Sunset Wash area effectively outlining a 1,000 by 5,000 foot chargeability anomaly. The anomaly corresponds exceptionally well to alteration and sulfide mineralization identified by Echo Bay’s drill hole results. Two structures appear to be mapped by the chargeability anomaly; one is a 5,000-foot long west-southwest-trending structure and the other is a smaller, northwest-trending structure. Alteration types and intensity identified by the drilling, combined with the strong IP chargeability high and the aeromagnetic low, strongly suggest that the robust hydrothermal system at Sunset Wash is analogous to high-sulfidation gold systems. Cambior drilled three holes to test portions of the Sunset Wash geophysical anomaly and to offset other preexisting drill holes with significant alteration. The westernmost of Cambior’s three holes encountered the most encouraging alteration and  gold mineralization suggesting that this drill hole is near the most prospective area. This drill hole intercepted hydrothermally altered rock from the bedrock surface to the bottom of the hole, including an extremely thick zone of chalcedonic replacement in the lower two-thirds of the hole. Three holes were drilled in the same area, all of which encountered strongly developed hydrothermal alteration with anomalous gold and favorable pathfinder trace elements.  To assist in defining the target a CSAMT survey was conducted late in 2007 and further defined the anomalous zone.  Additional drilling is planned to test the center of the anomaly.

Bullion Ridge/Boundary Ridge

The northeast-trending alteration zone extending along Boundary Ridge into Bullion Ridge contains intense silicification that is surrounded by argillization, with abundant anomalous gold. Widely-spaced shallow drill holes completed by previous operators have tested several of the alteration/anomalous gold zones and defined discrete zones of mineralized material.

Mineralization

Overview

Finely disseminated gold mineralization found in the Borealis epithermal system was associated with pyrite and other gold bearing sulfide minerals such as marcasite when initially deposited by the gold-rich hydrothermal fluids. In the upper portions of the near surface deposits, over time through natural oxidation, the pyrite was transformed to limonite, releasing the gold particles. Through this geologic process, the mineral character of the deposit was altered, and sulfides were destroyed, releasing the gold so that conventional hydrometallurgical processes (e.g. gold heap leaching) could be effectively applied to recover the gold. Gold  bound in pyrite or pyrite-silica which was not oxidized (commonly in the deeper deposits) in the geologic process is not as easily recovered by a simple heap leaching and may require some type of more advanced milling operation. Limited evidence suggests that in certain deposits, such as the Borealis and Freedom Flats deposits, some coarse gold exists, probably in the higher-grade zones.

Oxide Gold Mineralization

Oxide gold mineralization is generally more amenable to direct cyanidation processes such as heap leaching as compared to sulfide gold mineralization.

Oxide deposits in the district have goethite, hematite, and jarosite after iron sulfides as the supergene oxidation products, and the limonite type depends primarily on original sulfide mineralogy and abundance. Iron oxide minerals occur as thin fracture coatings, fillings, earthy masses, as well as disseminations throughout the rock. The degree of supergene oxidation, mineral constituents, and form and occurrence of the oxide minerals in the host rock are significant factors in determining metallurgical performance and ultimate gold recovery. As demonstrated in previous operations, this type of gold bearing material is amenable to conventional heap leaching methodology.

Depth of oxidation is variable throughout the district and is dependent on alteration type, structure, and rock type. Oxidation ranges from approximately 250 ft in argillic and propylitic altered rocks to over 600 ft in fractured silicified rocks. A transition zone from oxides to sulfides with depth is common and is characterized by a mixture of oxide and sulfide minerals.

Except for the Graben deposit, all of the known gold deposits are at least partially oxidized. Typically the upper portion of a deposit is totally oxidized and the lower portions unoxidized. In places, such as the Ridge deposits, there is an extensive transition zone of partially oxidized sulfide bearing gold mineralization. Oxidation has been observed to at least 1,000 ft below the surface.

Sulfide Gold Mineralization

Sulfide gold mineralization is generally less amenable to conventional direct cyanidation metallurgical processes, and may require more advanced processes such as milling, flotation, and roasting or some pre-cyanidation treatment.

Sulfide deposits in the district are mostly contained within quartz-pyrite alteration with the sulfides consisting mostly of pyrite with minor marcasite, and lesser arsenopyrite. Many trace minerals of copper, antimony, arsenic, mercury and silver have also been identified. Pyrite content ranges from 5 to 20 volume percent with local areas of nearly massive sulfides in the quartz-pyrite zone and it occurs with grain sizes up to 1mm.   Gold is commonly restricted to the iron sulfide grains.

The Graben deposit is the best example found to date of the size and quality of sulfide deposits within the district. In addition sulfide mineralization occurs in the bottoms of most of the mined areas, but the most significant of which is beneath the Freedom Flats pit.

Drilling

Set out below is a summary of the drilling work conducted on the Borealis Property by prior owners and by us.

Historical Drill Hole Database

The historical drill hole database used for the Borealis Project mineralization models contains 2,417 drill holes with a total drilled length of 671,595 feet.  A total of 1,947 holes were drilled inside the mineralization model areas.  An additional 470 holes were either drilled outside the mineralization models at scattered locations throughout the district or did not have collar coordinates.

The historic holes were drilled by several different operators on the property. Drill hole types include diamond core holes, reverse circulation holes and rotary holes. The only holes that have down-hole survey information are a few core holes.  Since most of the drilling is shallow, the absence of down-hole survey information is not significant. In the deeper Graben zone, however, unsurveyed drill holes may locally distort the shape of the grade zones. Drill hole sampling lengths are generally 5 feet for the RC holes, but vary for the core holes based on geological intervals. Sampling length is up to 25 feet for some of the early rotary holes. Gold assays in parts per billion (ppb) and troy ounces per short ton (opt) are provided for most of the sample intervals. Silver assays in parts per million (ppm) and opt are also provided for some of the sample intervals.

Drilling of Existing Heaps and Dumps

In May 2004 we completed a drilling program on the five Borealis site heaps and parts of the Freedom Flats and Borealis waste dumps. This program consisted of 32 holes totaling 2,478.5 ft. Dump holes were drilled deep enough to penetrate the soil horizon below the dump, while holes on the heaps were drilled to an estimated 10-15 ft above the heap's liner.

Gryphon Gold Drilling Program

Since acquiring the Borealis Property, we have drilled 360 holes totaling 165,998feet.  The majority of these holes were drilled in, and around, known gold deposits.  Less than 30 holes can be considered exploration holes in areas located outside the Borealis Project boundary.

Sampling and Analysis

General

The Borealis Mine operated from 1981 through 1990 producing approximately 10.7 million tons of ore averaging 0.059 ounces of gold per ton from seven open pits. The mined ore contained approximately 607,000 ounces of gold of which approximately 500,000 ounces of gold were recovered through a heap leach operation (please refer  to table “Reported Past Borealis Production 1981-1990”). This historic production can be considered a bulk sample of the deposits validating the database that was used for feasibility studies and construction decisions through the 1980s. With over 2,400 drill holes in the database that was compiled over a 20-year period by major companies, the amount of information on the project is extensive. It is primarily these data that have been used as the foundation of the current mineralization estimate. The bulk of the data was collected beginning in 1978, the year of discovery of the initial ore-grade mineralization, and was continuously collected through the final year of full production. Subsequent owners who conducted exploration programs through the 1990s added to the database.

Previous Mining Operations — Sampling, Analysis, Quality Control and Security

Specific detailed information on sampling methods and approaches by the various mine operators is not available to us. However, a report written in 1981 noted that the drilling, sampling and analytical procedures as well as assay checks were reported as acceptable by industry practice.

Echo Bay Mines performed quality checks on their drill cuttings, sampling and assaying methods as part of their evaluation of the property prior to and following its purchase from Tenneco Minerals, indicating that the original assays were reliable and representative. During their exploration and development programs they also drilled a number of core hole twins of reverse circulation rotary drill holes to compare assay results in the same areas.

Houston Oil and Minerals, Tenneco, and Echo Bay Mines are reported to have used standard sample preparation and analytical techniques in their exploration and evaluation efforts, but detailed descriptions of the procedures have not been found. Most of the drill-hole assaying was accomplished by major laboratories that were in existence at the time of the drilling programs. Various labs including Monitor Geochemical, Union Assaying, Barringer, Chemex, Bondar-Clegg, Metallurgical Laboratories, Cone Geochemical, the Borealis Mine lab and others were involved in the assaying at different phases of the exploration and mining activity.

We believe that early work on the property relied on assay standards that were supplied by the laboratories doing the assaying. However, Echo Bay Mines (1986) reported using seven internal quality control standards for their Borealis Mine drill-hole assaying program, with gold concentrations from 170 ppb to 0.37 opt.  Analytical labs involved in the standards analyses were Cone Geochemical, Chemex, and the Borealis Mine lab, and the precision of the three labs was reported as excellent (+/- 1 to 8%) for the higher gold grades (0.154-0.373 opt); acceptable (+/- 3 to 14%) for the lower grades (0.029-0.037 opt); and fair (+/- 4 to 20%) for the geochemical anomaly grades (0.009 opt to 170 ppb). These data provide an initial estimation of the precision and accuracy of gold analyses of Borealis mineralization.

During 1986, Echo Bay instructed Chemex to analyze duplicate samples for five selected drill holes. A comparison was made of (a) 1/2 assay-ton fire assay with a gravimetric finish, versus (b) 1/2 assay-ton fire assay with an atomic absorption finish, versus (c) hot cyanide leach of a 10-gram sample. The 1/2 assay-ton fire assay — gravimetric and the 1/2 assay-ton fire assay — atomic absorption gave essentially the same results. However the hot cyanide leach gave results that were 5-11 percent higher in one comparison and significantly lower in another, prompting Chemex to conclude that cyanide leach assaying was not appropriate for Borealis samples. The great majority of the assays in the database are based on fire assays.

We have no information relating to the sample security arrangements made by the previous operators.

Gryphon Gold Operations — Sampling, Analysis, Quality Control and Security

The work we performed to evaluate the 32 holes drilled in 2004 on the five previously leached heaps and two waste dumps was done by a sonic rig to retrieve core-like samples. All drill holes were drilled vertical, with the sample immediately slid into a plastic sleeve that was sealed and marked with the drill hole number and footage interval. These plastic sample sleeves were not reopened until they reached the analytical lab. A Qualified Person and geologist, monitored all of the drill procedures and the handover to the analytical lab. A non-blind standard was added as the last sample of each hole, which was obvious to the lab since the standard was in a pulp bag, although the lab did not know the gold value of the standard.

All samples were submitted to American Assays Labs of Sparks, Nevada. Each analytical sample was split in a rotary splitter with a one-fifth of the sample removed for assay and the remaining four-fifths retained for metallurgical testing.  Each assay sample was pulverized and assayed for gold and silver by one assay ton fire assay, and a two hour 200 gram cyanide shake assay for dissolvable gold.  As part of the quality control program, standards were submitted to American Assay Labs (AAL) with each drill hole, several assayed pulps and two standards were submitted to ALS Chemex, and three of the duplicates and two standards were submitted to ActLabs-Skyline.

For the hard rock drilling program, started in 2005 and continuing through 2007, reverse circulation drilling services were provided by two international drilling contractors, Diversified Drilling LLC of Missoula, Montana and Eklund Drilling Company of Elko, Nevada. Drill bit size equaled 4 ½ inches in diameter and samples were collected at 5-foot intervals (1.5 meters). All drill samples were bagged and sealed at the drill site by drill contractor employees, placed in bins, and delivered to a secure storage.  American Assay Laboratories in Sparks, Nevada picked up the sample bins from secure storage. AAL is ISO/IEC 17025 certified and has successfully completed Canadian proficiency testing (CCRMP). Drill cuttings were dried, crushed to –10 mesh, rotary split to 1,000 grams, pulverized to –150 mesh, split to 350 gram pulps, fire assayed for gold and silver using 1-assay ton fire assay with gravimetric finish. Strict QA/QC protocol was followed, including the insertion of standards and blanks on a regular basis in the assaying process.

In the period between April 2006 and November 2007, reverse circulation drilling services were provided Eklund Drilling Company of Elko, Nevada. Drill bit size equaled 4 ½ inches in diameter and samples were collected at 5-foot intervals (1.5 meters). All drill samples were bagged and sealed at the drill site by the drill contractor employees, placed in bins, and delivered to a secure storage. Inspectorate America Corporation (IAC) in Sparks, Nevada picked up the sample bins from secure storage. IAC is ISO 9001:2000 certified (Certificate number: 37295) and has successfully completed Canadian proficiency testing (CCRMP). Drill cuttings were dried, crushed to –10 mesh, rotary split to 1,000 grams, pulverized to –150 mesh, split to 350 gram pulps, fire assayed for gold and silver using 1-assay ton fire assay with an AA finish. Assays greater than 0.10 opt Au were re-assayed by 1-assay ton fire assay with a gravimetric finish. Strict QA/QC protocol was followed, including the insertion of standards and blanks on a regular basis in the assaying process.

The 2010 drilling effort consisted of two different programs, each with its own objectives. The first consisted of 21 reverse-circulation drill holes that focused on the Freedom Flats, East Ridge, Borealis Extension, and Middle Ridge areas with the objective of converting inferred gold ounces to indicated and general confirmation or delineation of the gold resource. Two condemnation holes were also drilled into the planned leach pad site.

During November 2010 Gryphon Gold drilled 23 reverse circulation holes into the Freedom Flats portion of the Leach Pad 1 and 5 holes into the Re-leach portion of the Pad 1. A total of 1,630 feet were drilled with individual hole depths ranging from 30 feet to 85 feet. The drilling program planned that no hole would penetrate the plastic liner and each hole was terminated approximately ten feet above it. Five foot samples were collected over each hole and these were assayed for both gold and silver, soluble gold and silver, mercury, sulfur, and other elements. The holes in this program were drilled to give confirmation of previous results and to upgrade our confidence that these old pads contained economically attractive resources.

During the past year Gryphon Gold drilled 59 reverse circulation holes into the historic Borealis Pit resource area and the historic East Pit resource area.  A total of 5,780 feet were drilled with individual hole depths ranging from 35 feet to 200 feet.  Five foot samples were collected over each hole and these were assayed for gold by fire assay and cyanide soluble gold, and for silver by ICP.  The holes in this program were drilled for confirmation of modeled grade and cyanide recovery.

Borealis Mineralization Estimate

A mineralization model was developed for the Borealis Property and is detailed in the April 28, 2008 report, entitled Technical Report on the Mineral Resources of the Borealis Gold Projected Located in Mineral County, Nevada, USA, compliant with National Instrument 43-101 (Technical Report).  The Technical Report details mineralization on the Borealis Property.  The Technical Report states that the recommended course of action for Gryphon Gold is to increase gold mineralization by completing additional drilling primarily in the previously mined areas, to complete a technical report to determine the feasibility of near term production, and through continued drilling and exploration, delineate possible new mineralization on the Borealis Property.

The independent NI 43-101 compliant Preliminary Assessment that was completed September 2, 2008 concluded that there is significant mineralization which “could support an open pit, heap leach gold and silver mine.  Based on historical operational data and similar deposits and projects in the area, the field-proven process technology selected (heap leach and ADR plant, using carbon absorption) will be able to effectively produce gold and silver ore for sale.”

The Pre-Feasibility Study as at September 17, 2009 was completed and authored by John R. Danio, P.E. of Denver, Colorado.  The Pre-Feasibility Study is based on open pit mining and heap leaching of oxide and mixed oxide ores that occur in and around previously mined open pits and re-leaching of ores that were mined and leached during prior operations.  The Pre-Feasibility Study recommended that the Borealis Project be put into production.

The Pre-Feasibility Study Update as of April 25, 2011 was completed based on the open pit mining and heap leaching of oxide and mixed oxide ores that occur in and around previously mined open pits and re-leaching of ores that were mined and leached during previous operations.  The Pre-Feasibility Update recommended that the Borealis Project be put into production.

Historical Mining and Metallurgical Operations

The historical mining operations processed both a run-of-mine ore and an ore that was crushed to a nominal 1 1/2-inch product as the primary feed material that was placed on the heap for leaching. The fines fraction was agglomerated with cement, mixed with the coarse fraction, and leached with sodium cyanide solution. Gold mineralization is finely disseminated and/or partially bonded with pyrite, and although there are very little ore mineralogy data available, historical operating reports suggest that some coarse gold may exist. Gold that is bound in pyrite or pyrite-silica is not easily recovered by simple heap leach cyanidation; however, gold recovery in oxide ores is reported to average about 80% for the ore treated. There are no reports of carbonaceous refractory components within the old heap or dump materials. The previous mine operators employed a Merrill Crowe circuit to enhance ease of silver recovery, followed by a retort to remove mercury.

Laboratory testing subsequent to mine shut down in 1990 indicates that gold recoveries of 55 to 80 percent can be expected from remaining oxide material on the Borealis Property by heap leaching.

Based on limited test work, gold bearing sulfide material appears to respond to conventional flotation concentration and cyanidation of oxidized concentrates. In the laboratory testing, chemical oxidation and bioxidation treatment of the sulfide material yield a high level of oxidation and correspondingly high gold recoveries after cyanidation of the oxidized material. Aeration of concentrate slurries may be a suitable oxidation method for the sulfide material.

Exploration and Development

Our development and exploration plans are based on the recommendations contained on the Technical Report and are subject to our ability to obtain additional capital to fund such plans. These plans are outlined below:

Drilling and Feasibility

We plan to continue our drilling and exploration program with the intent of locating additional sulfide and oxide gold mineralization on the Borealis Property.  The primary focus of the program will be within the previously disturbed area, the Graben zone and in the Central and Western Pediment areas.  Once sufficient additional potential mineralization is discovered, we will assess possible methods of increasing our production.

Mineralized Material Expansion and Drilling Program

We undertook a systematic district-scale drilling program designed to discover and delineate large gold deposits within the greater Borealis Property, outside of the known mineral deposits, which will focus along known mineralized trends that project into untested gravel-covered areas with coincident geophysical anomalies. The greatest potential in the district lies beneath a large gravel-covered area at the mountain front with several potential blind deposits (no surface expression). The Graben zone is an example of this type of deposit, and other high-potential targets include Rainbow Ridge/Tough Hills, Sunset Wash, Lucky Boy, and others yet to be named generally within the areas referred to as the Central and Western Pediments.  To date we have drilled and assayed 206 holes as part of the district-wide exploration program.

In addition to the district program, the Borealis Property embraces numerous areas with potential for discovery of mineable gold deposits. The defined target areas can be grouped into categories based on our expectation for deposit expansion or potential for discovery. Past emphasis was focused on targets which are the extensions of previously mined deposits, specifically within the previously disturbed areas the East Ridge-Gold View-Northeast Ridge mineralized trend, and around the margins of the Borealis, Freedom Flats, and Deep Ore Flats/Polaris deposits. Each has the potential to add to the material that can be developed as part of the initial mine plan. Drilling programs from  2005 through 2007 were completed primarily in areas where mineralization is known to exist. In addition to advancing existing mineralization to a higher level of confidence, this drilling program has further information gathering objectives for metallurgical assessment, waste characterization, and hydrological analyses that are required in support of our operating permit applications, environmental assessment, and engineering design. Results from drilling of heap leachable material will be incorporated into the feasibility study, should a feasibility study be completed.

Planned activities and expenditures include both field and compilation geology, geophysics, geochemistry, permitting and claim maintenance, road construction and drill-site preparation, reverse circulation (RC) and core drilling, drill-hole assaying, sampling protocol studies and assay quality control, preliminary metallurgical testing, and database management. We estimate that nearly 50% of the budget would be spent directly on drilling (mostly on RC drilling) with approximately 20% on geologists, 10% on assaying, and the remainder divided among the other items. The budget is expected to be sufficient to discover and delineate one or more deposits, but additional funding will be required for detailed development drilling and other development activities.

The names of deposits and targets on the Borealis Property are shown on the map below. The map also shows the boundary of the claim holdings that comprise the Borealis Property.

(Source: Gryphon Gold, 2005)

United States Mining Laws

Mining in the State of Nevada is subject to federal, state and local law. Three types of laws are of particular importance to the Borealis Property: those affecting land ownership and mining rights; those regulating mining operations; and those dealing with the environment.

The Borealis Property is situated on lands owned by the United States (Federal Lands). BMC, as the owner or lessee of the unpatented mining claims, has the right to conduct mining operations on the lands subject to the prior procurement of required operating permits and approvals, compliance with the terms and conditions of the mining lease, and compliance with applicable federal, state, and local laws, regulations and ordinances. On Federal Lands, mining rights are governed by the General Mining Law of 1872 as amended, 30 U.S.C. §§ 21-161 (various sections), which allows the location of mining claims on certain Federal Lands upon the discovery of a valuable mineral deposit and proper compliance with claim location requirements. A valid mining claim provides the holder with the right to conduct mining operations for the removal of locatable minerals, subject to compliance with the General Mining Law and Nevada state law governing the staking and registration of mining claims, as well as compliance with various federal, state and local operating and environmental laws, regulations and ordinances. Historically, the owner of an unpatented mining claim could, upon strict compliance with legal requirements, file a patent application to obtain full fee title to the surface and mineral rights within the claim; however, continuing Congressional moratoriums have precluded new mining claim patent applications since 1993.

The operation of mines is governed by both federal and state laws. Part of the Borealis Property is situated within the Toiyabe National Forest, and that part is administered by the U.S. Forest Service. The rest of the Borealis Property is administered by the Bureau of Land Management (BLM). In general, the federal laws that govern mining claim location and maintenance and mining operations on Federal Lands, including the Borealis Property, are administered by the BLM. The Forest Service is concerned with surface land use, disturbances and rights-of-way on Federal Lands that it manages. Additional federal laws, such as those governing the purchase, transport or storage of explosives, and those governing mine safety and health, also apply. Various permits or approvals from the BLM and other federal agencies will be needed before any mining operations on the Borealis Property can begin.

The State of Nevada likewise requires various permits and approvals before mining operations can begin, although the state and federal regulatory agencies usually cooperate to minimize duplication of permitting efforts. Among other things, a detailed reclamation plan must be prepared and approved, with bonding in the amount of projected reclamation costs. The bond is used to ensure that proper reclamation takes place, and the bond will not be released until the reclamation is completed. The bond amount for a large mining operation is significant. Local jurisdictions (such as Mineral County) may also impose permitting requirements (such as conditional use permits or zoning approvals).

Mining activities on the Borealis Property are subject also to various environmental laws, both federal and state, including but not limited to the federal National Environmental Policy Act, the Comprehensive Environmental Response, Compensation and Liability Act, the Resource Recovery and Conservation Act, the Clean Water Act, the Clean Air Act and the Endangered Species Act, and certain Nevada state laws governing the discharge of pollutants and the use and discharge of water. Various permits from federal and state agencies are required under many of these laws. See, “Permitting Requirements,” below. Local laws and ordinances may also apply to such activities as waste disposal, road use and noise levels.

Permitting

Permit Acquisition and Fundamental Environmental Permitting Considerations

In 2004 we initiated a plan to obtain the required principal environmental operating permits in anticipation of a possible mine start-up.

The first permitting stage, started in the fall of 2003, has been completed. Permits obtained at that time authorized exploration activities needed to prove the mineral mineralization, condemn the heap sites and support infrastructure, and obtain environmental baseline data to support the permitting packages. A second stage of application for exploration drilling permits was submitted in December 2004 and approval was obtained in May 2005. A Plan of Operations for a new mine was submitted in August 2004 to the U.S. Forest Service and Nevada State agencies and approval was received in the second quarter of 2006. A Water Pollution Control Permit application for the reopening and expansion of the mine was submitted to the Nevada Bureau of Mining Regulation and Reclamation in January 2005. The permit was granted in January 2006.  Future exploration activities and mine expansion initiatives will be included in applications for subsequent approvals on a case-by-case and as-needed basis.

The approved Plan of Operations focuses on the approximately 460 acre area previously disturbed by mining operations. Deposits within this boundary, subject to permit applications generally, include the oxidized and partially oxidized portions of Borealis, Deep Ore Flats (also known as Polaris), East Ridge, Freedom Flats, and Northeast Ridge which are amenable to a conventional hydrometallurgical gold recovery process such as heap leaching. Also included in the Plan of Operations is the option for development of underground access to the Graben deposit to be used for exploration and future development activities, although no production plan has been submitted for consideration in this mineralized zone at this date. Crocodile Ridge, Middle Ridge, and other deposits within the study area boundaries of the Borealis Property will be added to the permit applications if warranted based on ongoing engineering and in-fill drilling results.

Permitting Process Overview
The development, operation, closure and reclamation of mining projects in the United States require numerous notifications, permits, authorizations and public agency decisions. This section does not attempt to exhaustively identify all of the permits and authorizations that need to be gained, but instead focuses on those that are considered to be the main efforts that are on the critical path for possible project start-up.

Permitting Requirements

U.S. Forest Service Requirements

The Bridgeport Ranger District of the U.S. Forest Service is the lead agency regulating mining and reclamation activities at the Borealis Property. The permitting process with the U.S. Forest Service approved our Plan of Operations in the second quarter of 2006, pursuant to the requirements of 36 CFR Part 228, Subpart A. Our Plan of Operations was filed in August 2004 describing the project plans in a step-by-step process. The Plan of Operations describes the development of the deposits identified in the Technical Report and recognizes and anticipates the effects of market impacts such as reductions or increases in gold price, and describes the measures that will be taken to adjust for these changing conditions. The emphasis of the Plan of Operations is on defining the spatial and temporal aspects, as they will affect the land that is managed by the agency. The Plan of Operations also describes the plans to reclaim the site, and includes an estimate of the cost to accomplish that reclamation. This cost estimate is the first step toward establishing the reclamation surety for the site.

In order to satisfy the reclamation surety requirements of the U.S. Forest Service, we put in place a cash bond.  Cash bonding is the only alternative available for start-up companies where substantial financial strength is absent.  When operations generate a strong cash position other alternatives such as a letter of credit or an insurance policy may become viable alternatives. An insurance policy, if obtained on terms acceptable to us, would require us to pay into a “commutation” account of the insurer the agreed cost of the initial future reclamation work. The initial amount covered under the policy will be funded by a deposit into the “commutation” account, in an amount to be negotiated. The amount covered by the policy is expected to increase as reclamation costs increase due to expanded mining related disturbances. This additional policy coverage is expected to be funded from mining revenue once the mine is in operation. Once funded, the account will be available to pay for concurrent and final reclamation expenses as they are incurred. The policy is expected to provide us a mechanism to manage the overall cost of reclamation for a known cost for the entire life of mine and provide financial assurance required by the U.S. Forest Service. The National Environmental Policy Act (NEPA) requires that any decision made by a Federal agency must consider the environmental effects of that decision. The USFS will decide whether or not there is a decision to be made, and whether that decision is significant or not. If there is no decision to be made, as in the instance of Categorical Exclusions (CE), the project can proceed with notification only. CE's are allowed when surface disturbances are limited to less than one mile of new road building. If a decision must be made, an environmental impact evaluation is completed and from that analysis, a determination of whether the environmental impact is significant or not. If the determination is a “finding of no significant impact” (FONSI), then the agency is authorized to approve the plan based on the Environmental Assessment (EA) findings. If the decision is that the impacts are in fact significant, then an Environmental Impact Statement (EIS) is required to arrive at the final decision. There is a significantly increased time period for review and public comment for an EIS versus an EA.  Approvals of Gryphon Gold's site exploration activities to date were authorized under a CE.

The USFS Bridgeport Ranger District (District) determined that preparation of an Environmental Assessment (EA) was necessary to comply with the requirements of the National Environmental Policy Act (NEPA). The USFS and we mutually agreed to have Knight Piesold and Co. (KPCO), a third-party NEPA contractor, prepare the EA. Comments from a variety of stakeholders have been solicited. These comments were incorporated into a Modified Plan of Operations, which includes some changes from the initial Plan of Operations submitted to account for updated operating plans and required mitigation measures to better protect the environment.

At the completion of the NEPA process and decision, the reclamation surety must be posted with the USFS prior to any surface disturbance on site. The reclamation cost estimate provided in the Plan of Operations has been reviewed and refined by the agency and an acceptable amount agreed upon among the U.S. Forest Service, BMRR and us.

Nevada Division of Water Resources (“NDWR”) Requirements

The Borealis Property involves significant water demand in an arid region where the water basin has been over-appropriated and for which project water rights have been withdrawn. Successful mining and processing requires careful control of project water and efficient reclamation of project solutions back into the leaching process.

The NDWR is the responsible agency for granting water rights permits. The basin from which water rights could be appropriated is the same basin that was the water supply for the mining activities at Borealis during the 1980‘s and early 1990‘s. Although this basin appears to be over allocated to various users, many of these rights go unused, so it may be possible to transfer existing appropriations to the project if necessary.

We believe that water rights granted to us by the NDWR are sufficient to continue operations. A wellfield to perfect this water supply has been tested and developed in operations.

Nevada Division of Environmental Protection Bureau (“NDEP”) of Mining Regulation and Reclamation Requirements

The NDEP, Bureau of Mining Regulation and Reclamation (“BMRR”) regulates mining activities within the state including water pollution control and reclamation.

The heap leach and process solution ponds are presented in the water pollution control permit application that was filed in January 2004. The permit application package includes the engineering design report for the heap and ponds, certified by a Nevada registered professional engineer. In addition to the engineering report, operating plans describing the mineral processing circuit, fluid management plan, monitoring plans, emergency response plan, temporary closure plan and tentative permanent closure plan were presented. The Water Pollution Control Permit was issued on January 28, 2006.

BMRR also administers and enforces the requirements relating to the reclamation of land subject to mining or exploration projects.

A Reclamation Plan that contains the identical information as was contained in the Plan of Operations was submitted to the BMRR in August 2004. The Reclamation Plan was approved during the second quarter of 2006.

We will be required to post a reclamation bond from a financial institution or otherwise set aside a corresponding amount for the benefit of BMRR. We anticipate that BMRR will accept the reclamation bond we post for the benefit of the U.S. Forest Service.

NDEP — Bureau of Air Quality Requirements

 The Nevada Bureau of Air Quality (“BAQ”) regulations state that a process flow diagram must be generated to communicate the technical aspects of the process/activity and determine which class of permit will be required. We have prepared the required process flow diagram and submitted our permit application. On April 28, 2006 the Class II air quality permit was issued by BAQ. Because Gryphon was not able to move the project into construction within the air permit time frame, NDEP kept this old permit in force while a new air quality and mercury permit application was being developed and approved. The mercury Operating Permit was approved in July of 2011.  This new air  permit review is now nearing completion for us to receive a Class I-A Air Quality Operating Permit in the first quarter of next year.

Permitting Process

We intend to maintain the permits we have received that are necessary for continued operations. Maintaining the permits necessary for mine start up does not require us to complete a feasibility study. The principal permits were issued during calendar 2006, while ordinary course permits will be sought prior to the possible mine start up.

The following is a summary and status of the permits required for the Borealis Gold Project:

●
An Approved Plan of Operations from the USFS, Humboldt-Toiyabe National Forest has been received. The Environmental Assessment (“EA”) was approved for the Plan of Operations with a Finding of No Significant Impact (“FONSI”) on June 19, 2006. The Decision Notice was published on June 22 and 23, 2006 and is not appealable. Final revisions to the Plan of Operations were submitted to the USFS on June 23, 2006 and the USFS signed the Plan on June 29, 2006. The Plan of Operations has been implemented and a reclamation bond is posted with the USFS. The initial bond amount was $2.5 million.

●
A Water Pollution Control Permit (“WPCP”) from the NDEP-BMRR was approved and granted to BMC on January 28, 2006 and renewed in late 2010. The permit allows BMC to construct and operate a 10-million ton capacity heap leach pad and processing plant as a zero-discharge facility. Monitoring wells have been installed and quarterly sampling and reports are conducted to comply with permit conditions.

●
A Reclamation Permit from the NDEP-BMRR and reclamation bond amount were approved on June 23, 2006. This permit is the State of Nevada’s approval of the Plan of Operations and is effective with the posting of the reclamation bond with the USFS. Subsequent to its approval and based on the new phased development plan the bond amount has been re-estimated at $3 million. This revised bond estimate has been submitted to the NDEP and the Forest Service for review and approval. As of January 25, 2012 $2,569,756 has been deposited with USFS towards this Reclamation Permit.

●
A Tentative Permanent Closure Plan to be administered by the NDEP-BMRR was submitted with the WPCP application and accepted by NDEP-BMRR. A Final Permanent Closure Plan will not need to be developed until 2 years prior to project closure.

●
NDEP-Bureau of Air Pollution Control (“BAPC”) issued the Air Quality Operating Permit on April 28, 2006 for the Borealis processing facilities. The State of Nevada soon afterwards adopted new regulations regarding mercury emissions, and an application was filed under this new State program on September 14, 2006, as a compliance order pursuant to the approved air quality permit. The permit was renewed in 2010. Approval of the mercury permit was completed in July 2011 prior to the startup of the ADR plant. The EPA, in February 2010, published a rule for precious metal mines requiring that mines that are predominately mining gold ore become permitted as Title V facilities. The Class I-A Air Quality Operating Permit was submitted in June of 2011.

●	A Surface Area Disturbance Permit from the NDEP-BAPC was approved and granted to BMC on April 3, 2006 for disturbances associated with construction and mining activities.

●
The Storm Water Pollution Prevention Plan (“SWPPP”) has been prepared for the project. A Notice of Intent, filing fee, and the SWPPP was submitted to the Bureau of Water Pollution Control (“BWPC”) in July of 2011 to obtain coverage under the general National Pollutant Discharge Elimination System (“NPDES”) permit for Nevada mines.

●
A Spill Prevention, Control, and Countermeasure (“SPCC”) Plan, under the jurisdiction of the U.S. Environmental Protection Agency (“EPA”), was prepared and implemented before starting operations. The SPCC Plan provides methods for storing, transporting, and using petroleum products as well as emergency response measures in the event of a release.

●
A preliminary Emergency Release, Response and Contingency Plan (“ERRCP”) was submitted with the Plan of Operations. The ERRCP provides methods for storing, using, and transporting process chemicals on site as well as emergency response measures in the event of a release. A final ERRCP was prepared and implemented prior to the start of leaching and processing activities. Both the USFS and the NDEP-BMRR require the ERRCP.

●
Threatened & Endangered Species Act:  No known threatened or endangered species have been identified within the project area. A Biological Assessment and Biological Evaluation (“BA/BE”) and a Wildlife Specialist Report were approved by the USFS on June 6, 2006. These reports identified three USFS sensitive plants and two other plant species of concern within the project area. Mitigation measures were developed for these plants and incorporated into the EA and Plan of Operations. The USFS concluded that the project may impact individual plants and plant habitat but will not likely contribute to a trend towards listing or cause a loss of viability to the population or species.  However at this time there is an active petition to list the Sage Grouse on the Threatened Endangered Species list.  There are several known lecks around the project and a listing of this bird could have a significant impact on the project area.  Both the State of Nevada and the US Fish and Wildlife Service are studying the issue to determine what mitigation measures need to be taken to avoid this listing.

●
Historical Preservation Act (Section 107):  Consultation with the USFS and the State Historical Preservation Officer (“SHPO”) has occurred in conjunction with the preparation of the EA. The “Heritage Research Final Report, Gryphon Gold, USA, Mining and Exploration Project, Borealis Mine Area” was submitted to the USFS in March 2006. The report identifies prehistoric cultural resources located within and near the project area. This report was approved by the USFS and forwarded to SHPO for their review and comment on April 17, 2006. The SHPO approved the report in early May 2006. Mitigation measures consisting of avoidance and protection were incorporated into the EA and the Plan of Operations.

●
Water Rights: Water Rights have been granted by the Nevada Division of Water Resources (“NDWR”) for two production wells located approximately 3 miles south of the project, in the same vicinity as the supply wells from the previous mining operation. The first well was drilled in 2008 (WW-1A) and test pumping was successful. The second well was drilled in 2009 (WW-2A) and tested with excellent results. Based on historic well productivity records, these water rights and points of diversion have the capacity and productivity to meet project needs.

●
Industrial Artificial Pond Permit:  The Department of Wildlife, State of Nevada, has issued an Industrial Artificial Pond permit to use and store industrial waters in lined containers on the Borealis project site.  This permit was granted on December 1, 2009 and expires on November 30, 2014.

In addition to the permits listed above, there are a number of miscellaneous permits, licenses, authorizations, or plans that will be required for the project. These permits are necessary, but not considered cumbersome or time consuming to secure. The following list includes all known minor permits that may be required and the corresponding regulatory agency:

Permit/License/ Authorization/Plan	Agency	Comments
Explosives License or Permit	U.S. Department of Justice, Bureau of Alcohol, Tobacco, Firearms and Explosives	Requires submitting identification information for employees who are authorized to possess explosive materials. ATF will act on the application in 90 days.
Hazardous Waste Generator Number (Registration)	EPA and NDEP	Completed as a conditionally exempt small generator.
Drinking Water Supply (Approval of Plans)	NDEP – Bureau of Safe Drinking Water (“BSDW”)	Facility design was submitted in April, 2011 and we are currently waiting for approval of this design.
Radio Communications Permit	Federal Communications Commission (“FCC”)	Completed.
MSHA Identification Number and MSHA Coordination	U.S. Department of Labor Mine Safety and Health Administration (“MSHA”)	Completed in 2010.
Building Permit	Mineral County Fire Marshall	A full set of plans to the Mineral County Fire Marshall was submitted in June of 2011 for approval.
Special Use Permit	Mineral County, Planning Commission	Application has been submitted and was approved in June of 2011.
Septic Tank (Small Capacity Commercial Wastewater Disposal System)	NDEP-Bureau of Water Pollution Control	Design for septic tank was submitted for review and we expect approval in the 2nd Qtr of 2012
Notification of Commencement or Closing of Mine Operations	Nevada Department of Business and Industry, Division of Industrial Relations, Mine Safety Section	Complete
Industrial Artificial Pond Permit	Nevada Department of Wildlife	Complete
Fire Protection Certification	Nevada Department of Public Safety; Nevada State Fire Marshall	Contact will be made with the State Fire Marshall.
Right of Way for a Power Line (approximately 5,000 linear ft)	BLM USFS	Complete
Petroleum Contaminated Soils (”PCS”)	NDEP	Needed prior to installation of the truck shop.

In addition, the BLM has granted approval for drilling exploration holes in the areas of the West Pediment and the Central Pediment, which are on the Borealis Property but outside of the central project area.

Environmental Inventories

There are certain environmental evaluations that routinely must be completed in order to provide the information against which project impacts are measured. Both the U.S. Forest Service and the Nevada Bureau of Mining Regulation and Reclamation (BMRR) have requirements to profile existing conditions and to evaluate what effects will result from implementing the project plans on those mineral resources.

Background information on geology, air quality, soils, biology, water resources, social and economic conditions, and cultural resources were assembled for us and submitted to the appropriate regulatory agency.

United States Regulatory Matters

General

All of our activities in the United States are subject to regulation by governmental agencies under various mining and environmental laws. The nature and scope of regulation depends on a variety of factors, including the type of activities being conducted, the ownership status of land on which the operations are located, the nature of the resources affected, the states in which the operations are located, the delegation of federal air and water-pollution control and other programs to state agencies, and the structure and organization of state and local permitting agencies. We believe that we are in substantial compliance with all such applicable laws and regulations. While these laws and regulations govern how we conduct many aspects of our business, we do not believe that they will have a material adverse effect on our operations or financial condition. We evaluate our projects in light of the cost and impact of regulations on the proposed activity, and evaluate new laws and regulations as they develop to determine the impact on, and changes necessary to, our operations.

Generally, compliance with environmental and related laws and regulations requires us to obtain permits issued by regulatory agencies and to file various reports and keep records of our operations. Some permits require periodic renewal or review of their conditions and may be subject to a public review process during which opposition to our proposed operations may be encountered.

U.S. Federal and State Environmental Law

Our past and future activities in the United States may cause us to be subject to liability under various federal and state laws. Proposed mining activities on federal land trigger regulations promulgated by the USFS, the Bureau of Land Management (“BLM”), and potentially other federal agencies, depending on the nature and scope of the impacts. For operations on federal public lands administered by the BLM that disturb more than five acres, an operator must submit a Plan of Operations to BLM. On USFS-administered lands, the USFS requires the submission of a notice for all mining operations, regardless of size, and a Plan of Operations if the USFS determines that there will be any “significant” disturbance of the surface.

The Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended (“CERCLA”), imposes strict, joint, and several liability on parties associated with releases or threats of releases of hazardous substances. Liable parties include, among others, the current owners and operators of facilities at which hazardous substances were disposed or released into the environment and past owners and operators of properties who owned such properties at the time of such disposal or release. This liability could include response costs for removing or remediating the release and damages to natural resources. We are unaware of any reason why our undeveloped properties would currently give rise to any potential CERCLA liability. We cannot predict the likelihood of future CERCLA liability with respect to our properties or surrounding areas that have been affected by historic mining operations.

Under the Resource Conservation and Recovery Act (“RCRA”) and related state laws, mining companies may incur costs for generating, transporting, treating, storing, or disposing of hazardous or solid wastes associated with certain mining-related activities. RCRA costs may also include corrective action or clean up costs.

Mining operations may produce air emissions, including fugitive dust and other air pollutants, from stationary equipment, such as crushers and storage facilities, and from mobile sources such as trucks and heavy construction equipment. All of these sources are subject to review, monitoring, permitting, and/or control requirements under the federal Clean Air Act and related state air quality laws. Air quality permitting rules may impose limitations on our production levels or create additional capital expenditures in order to comply with the permitting conditions.

Under the federal Clean Water Act and delegated state water-quality programs, point-source discharges into “Waters of the State” are regulated by the National Pollution Discharge Elimination System (“NPDES”) program. Section 404 of the Clean Water Act regulates the discharge of dredge and fill material into “Waters of the United States,” including wetlands. Stormwater discharges also are regulated and permitted under that statute. All of those programs may impose permitting and other requirements on our operations.

The National Environmental Policy Act (“NEPA”) requires an assessment of the environmental impacts of “major” federal actions. The “federal action” requirement can be satisfied if the project involves federal land or if the federal government provides financing or permitting approvals. NEPA does not establish any substantive standards. It merely requires the analysis of any potential impact. The scope of the assessment process depends on the size of the project. An EA may be adequate for smaller projects. An Environmental Impact Statement (“EIS”), which is much more detailed and broader in scope than an EA, is required for larger projects. NEPA compliance requirements for any of our proposed projects could result in additional costs or delays.

The Endangered Species Act (“ESA”) is administered by the U.S. Department of Interior's U.S. Fish and Wildlife Service. The purpose of the ESA is to conserve and recover listed endangered and threatened species and their habitat. Under the ESA, “endangered” means that a species is in danger of extinction throughout all or a significant portion of its range. “Threatened” means that a species is likely to become endangered within the foreseeable future. Under the ESA, it is unlawful to “take” a listed species, which can include harassing or harming members of such species or significantly modifying their habitat. We conduct wildlife and plant inventories as required as part of the environmental assessment process prior to initiating exploration projects. We currently are unaware of any endangered species issues at any of our projects that would have a material adverse effect on our operations. Future identification of endangered species or habitat in our project areas may delay or adversely affect our operations.

We are committed to fulfilling our requirements under applicable environmental laws and regulations. These laws and regulations are continually changing and, as a general matter, are becoming more restrictive. Our policy is to conduct our business in a manner that safeguards public health and mitigates the environmental effects of our business activities. To comply with these laws and regulations, we have made, and in the future may be required to make, capital and operating expenditures.

U.S. Federal and State Reclamation Requirements

We are subject to land reclamation requirements under state and federal law, which generally are implemented through reclamation permits that apply to exploration activities. These requirements often mandate concurrent reclamation and require the posting of reclamation bonds or other financial assurance sufficient to guarantee the cost of reclamation. If reclamation obligations are not met, the designated agency could draw on these bonds and letters of credit to fund expenditures for reclamation requirements.

Reclamation requirements generally include stabilizing, contouring and re-vegetating disturbed lands, controlling drainage from portals and waste rock dumps, removing roads and structures, neutralizing or removing process solutions, monitoring groundwater at the mining site, and maintaining visual aesthetics. We believe that we currently are in substantial compliance with and are committed to maintaining all of our financial assurance and reclamation obligations pursuant to our permits and applicable laws.

Copper Basin Property

We do not consider the Copper Basin Property to be one of our material property.  The Copper Basin Property is an exploration stage property and does not have currently have any known Guide 7 compliant reserves.

The Copper Basin exploration property hosts high-grade underground copper silver deposits and peripheral open pit low-grade copper oxide deposits.  Gryphon Gold controls 26 unpatented lode mining claims surrounding a core of ten patented private claims. Most of the reported historic production came from underground mining of high grade copper silver zones that averaged around 6% copper and 10 ounces per ton of silver. The surface rocks found around the high grade zones show wide spread copper oxide mineralization. The prospective extent of the copper mineralization measures roughly 6000 feet N-S by 3000 feet E-W. Past exploration by Phelps Dodge Corporation in 1997 found that both high grade and low grade mineralization is found on Gryphon’s claims. Their preliminary testing of drill samples showed upwards of 95% leach recovery of the copper, with only moderate acid consumption.  Gryphon is planning to conduct additional geological evaluation.

Mine Safety Disclosure

Mining operations and properties in the United States are subject to regulation by the Federal Mine Safety and Health Administration (“MSHA”) under the Federal Mine Safety and Health Act of 1977 (the “Mine Act”). Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”), issuers are required to disclose specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities. On October 22, 2011, a worker was injured at the Borealis oxide gold heap leach worksite. The Company took immediate actions to mitigate risks of future actions and terminated 3 employees, who failed to comply with mine safety regulations at Borealis. On November 2, 2011, MSHA inspected our Borealis operation following the accident and issued the Company three Section 104(a) citations and three Section 104(d) citations. Section 104(a) citations, include citations for health or safety standards that could significantly and substantially contribute to a serious injury if left unabated, and Section 104(d) citations, include citations for unwarrantable failure to comply with mandatory health or safety standards. When the MSHA issues a citation or order, it generally proposes a civil penalty, or fine, as a result of the alleged violation, that the operator is ordered to pay. No such penalty or fine has yet been proposed. Citations and orders can be contested and appealed, and as part of that process, are often reduced in severity and amount, and are sometimes dismissed. During the fiscal year we received a fine of $200.

LEGAL PROCEEDINGS

Except as provided below, neither we nor any of our properties, including the Borealis Property, are currently subject to any material legal proceedings or other regulatory proceedings and to our knowledge no such proceedings are contemplated.

On September 16, 2005, our subsidiary, BMC, was named as a co-defendant in an ongoing civil action pending in the United States District Court for the District of Nevada, entitled United States v. Walker River Irrigation District (Court Doc. No. In Equity C-125, Subfile C-125-B). The action seeks to determine the existence and extent of water rights held by the federal government in the Walker River drainage area for use on federally reserved lands such as Indian reservations, National Forests, military reservations, and the like. The suit does not dispute nor seek to invalidate any existing water rights (including ours); rather, it seeks to determine the extent and priority of the federal government’s water rights. On May 27, 2003, the Court stayed all proceedings to allow the United States, the State of Nevada, the State of California, the Walker River Paiute Tribe, the Walker River Irrigation District, Mono County, California, Lyon County, Nevada, Mineral County, Nevada and the Walker Lake Working Group to attempt to mediate a settlement.  No settlement has yet been reached.  BMC was named as one of several hundred co-defendants in this action because it owns water rights within a portion of the Walker River drainage area in Nevada, which were granted under a permit on September 16, 2005.

We, like most private water right owners, intend to have only minimal involvement in the merits of the lawsuit. We do not believe that this civil action, which will determine the extent and priority of federally reserved water rights in the area, will have any effect on our potential business operations.

On January 31, 2012, we were served with a complaint alleging breach of contract that was filed in the First Judicial District court for the State of Nevada in Carson City by Borealis royalty holders which include the Cavell Trust, Hardrock Mining

Company and John W. Whitney.  The royalty holders allege that “advance royalties” which have been paid by Gryphon Gold are not recoverable and are payable during the duration of the mining lease.  Gryphon Gold deducts previously paid “advance royalties” from production royalties payable under the Borealis mining lease agreement.  We believe their claims are without merit and intend to vigorously defend against the claims.   On February 21, 2012, we filed an answer and counterclaim to the royalty holders’ complaint.  In the answer and counterclaim we alleged breach of contract against the royalty holders.  We currently place an amount equal to the accrued offset to the “advance royalties” into escrow pending the outcome of the litigation.

MANAGEMENT

Our directors hold office until the next annual meeting of the stockholders and the election and qualification of their successors. Officers are elected annually by the Board and serve at the direction of the Board.

The following table and information that follows sets forth, as of June 25, 2012, the names, and positions of our directors and executive officers:

Name and Municipality of Residence	Current Office with Gryphon Gold	Principal Occupation Last Ten Years	Director Since

James T. O’Neil Jr. Parker, CO	Chief Executive Officer, Director
Chief Executive Officer appointed April 4, 2012, previously Chief Financial Officer as of January 4, 2012. Chief Financial Officer & Chief Operations Officer for Jipangu International from 2006 to 2011. VP-Finance, Controller and Treasurer for Apollo Gold Corporation from 2004 – 2006. Asarco Incorporated   Division Controller, Corporate Controller (2000-2001) and Vice President of Finance and Administration (2001-2004).
February 3, 2012
Donald W. Gentry(1) Bella Vista, Arkansas	Director	President, Chief Executive Officer, Chairman and Director of PolyMet Mining Corporation, 1998 to 2003	July 18, 2005
Marvin K. Kaiser Mayfield, Kentucky	Director	Consultant to natural resource industry, Whippoorwill Consulting 2006 – Present, CFO, Executive VP, Chief Administrative Officer Doe Run Company 1993- 2006.	Nov. 18, 2008
Terence J. Cryan Bronxville, NY	Director	Currently serves as the Managing Director to Concert Energy Partners, LLC. Senior Managing Director at Bear Stearns & Co. 1997-2001..	Sep. 3, 2009
Robert L. Chapman* Elko, NV	Chief Financial Officer	Chief Financial Officer appointed April 4, 2012.Executive Vice President for Goldstrike Operation for Barrick Gold, Executive Vice President and Chief Financial Officer for Apollo Gold from 2002 – 2005, Regional Vice President for Newmont North America 2007-2010. Operated a mining/financial consulting company for several years.	—
Lisanna M Lewis Vancouver, BC	Vice President, Treasurer, Corporate Secretary	Vice President appointed August 1, 2010, previous Corporate Controller of Gryphon Gold from October 2005. Appointed Secretary and Treasurer October 8, 2008. Administration and Logistics Manager for Danka Canada from Aug 1994 – Oct 2005.	—
*  Robert L. Chapman replaced James T. O’Neil Jr. as CFO on April 4, 2012, until that time Mr. O’Neil filled both roles as CEO/CFO.
(1)Dr. Gentry passed away on July 2, 2012.

The following is a description of the business background of the directors and executive officers of the Corporation.

James T. O’Neil Jr., 68, was appointed January 4, 2012 as Chief Financial Officer and has since been appointed President, CEO, and Director on April 4, 2012 and February 3, 2012 respectively. Mr. O’Neil earned both his Bachelor of Science and a Master of Business Administration from Arizona State University. Most recently he served as the Chief Financial Officer & Chief Operations Officer for Jipangu International from 2006 to the present. Previously he served as VP-Finance, Controller and Treasurer for Apollo Gold Corporation from 2004 – 2006. He started his career in 1973 at Asarco Incorporated  in the capacity of Division Controller, Corporate Controller (2000-2001) and ending his career there as Vice President of Finance and Administration (2001-2004).

Donald W. Gentry, 69, Director, joined our Board in July 2005 after retiring from PolyMet Mining Corporation as its President, Chief Executive Officer, Chairman and Director from 1998 to 2003.  On July 2, 2012, Dr. Gentry passed away.  Dr. Gentry was a retired Professor Emeritus of the Colorado School of Mines, having served that institution from 1972 to 1998 as Professor, Department Head and Dean of Engineering. He had an international reputation as a consulting mining engineer, professional educator and mining executive. His primary interests centered on the financial aspects of project evaluation, investment decision analysis, project financing, and corporate investment strategies. He previously served as a Director of Santa Fe Pacific Gold Corporation, Newmont Mining Corporation, and Newmont Gold Company and was a Director of Golden Gryphon Explorations (a company which is unrelated to Gryphon Gold Corporation). He was elected President of the Society for Mining, Metallurgy and Exploration, Inc. in 1993 and the American Institute of Mining, Metallurgical and Petroleum Engineers in 1996 and to the National Academy of Engineering in 1996. He held B.S., M.S. and PhD. degrees in mining engineering from the University of Illinois, Mackay School of Mines, and University of Arizona, respectively.

Marvin K. Kaiser, 70, was appointed to our Board on November 18, 2008.  Mr. Kaiser graduated from Southern Illinois University-Carbondale and began his career in the field of public accounting becoming a Certified Public Accountant in 1965. His career in the natural resources industry began in 1969 with Ranchers Exploration and Development Corporation where he held various positions including Chief Financial Officer and Senior Vice President until the company was combined with Hecla Mining Company in 1984. Mr. Kaiser also served as Chief Financial Officer of AMAX Gold, Inc from 1989 until 1993 when AMAX Inc was combined with Cyprus Mining. Subsequent to leaving AMAX, Mr. Kaiser joined The Doe Run Company as Chief Financial Officer. At the time of his retirement from Doe Run in 2006, he held the positions of Executive Vice President and Chief Administrative Officer. Following his retirement, Mr. Kaiser formed Whippoorwill Consulting, LLC, which provides financial advisory services to the natural resources industry. He presently serves as a director of several publicly traded mining/exploration companies as well as The Southern Illinois University Foundation.

Terence J. Cryan, 49, was appointed to our Board on September 3, 2009.  Mr. Cryan graduated with honours from Tufts University in 1983 with a Bachelor of Arts degree in Economics/Political Science. He then attended the London School of Economics to earn his Masters of Science degree in Economics in December 1984. Mr. Cryan began his career in 1985 as a Portfolio Manager/Investment Officer for Chase Investment Management Corp in New York, NY. In 1987 he located to London, England with Lazard where he gained extensive knowledge of cross border corporate finance as well as mergers and acquisitions. Mr. Cryan’s career continued as a managing director at Paine Webber (following its acquisition of Kidder, Peabody) and then served as Senior Managing Director at Bear Stearns & Co until 2001. Mr. Cryan was also President & CEO to Medical Acoustics LLC from April 2007 to April 2010. In 2001, Mr. Cryan co-founded and remains the Managing Director of Concert Energy Partners, LLC, an investment banking and private equity firm based in New York. Mr. Cryan has extensive experience as a director of a number of publicly traded companies.

Robert L. Chapman, 55, was appointed to serve as our Chief Financial Officer on April 4, 2012.  Mr Chapman began his career with ASARCO and spent 11 years at the Goldstrike Operation for Barrick Gold, was Executive Vice President and Chief Financial Officer for Apollo Gold from 2002 – 2005, spent three years as Regional Vice President of Business Services for Newmont Mining Corp and operated a mining/financial consulting company for several years.

Lisanna M. Lewis, 38, was appointed to serve as our Vice President on August 1, 2010.  Ms. Lewis continues to serve as, Treasurer and Secretary.  Ms. Lewis has been with Gryphon Gold since October 2005, and was originally hired as the Office Manager of the Company.  In August 2007 Ms. Lewis was promoted to Controller of the Company and later in November 2008 as Secretary and Treasurer.   Ms. Lewis has a Commercial Accounting Certificate, an Accounting Technician Diploma, and is currently enrolled in the Certified General Accountants of British Columbia program.

Arrangements between Directors and Officers

 To our knowledge, there is no arrangement or understanding between any of our officers and any other person pursuant to which the officer was selected to serve as an officer.

Legal Proceedings, Cease Trade Orders and Bankruptcy

As of the date of this prospectus, no director or executive officer of the Company and no stockholder holding more than 5% of any class of voting securities in the Company, or any associate of any such director, officer or stockholder is a party adverse to the Company or any of our subsidiaries or has an interest adverse to the Company or any of our subsidiaries.

No director or executive officer of the Company is, as at the date of this prospectus, or was within 10 years before the date of this prospectus, a director, chief executive officer or chief financial officer of any company (including the Company), that:

(a)
was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days, that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)
was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days, that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Except as otherwise disclosed below, no director or executive officer of the Company, and no stockholder holding a sufficient number of securities of the Company to affect materially the control of the Company:

(a)
is, as at the date of this prospectus, or has been within the 10 years before the date of this prospectus, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

(b)
has, within 10 years before the date of this prospectus, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or stockholder;

(c)
has, within 10 years before the date of this prospectus, been the subject of, or a party to, any U.S. federal or state judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated, relating to an alleged violation of: (i) any U.S. federal or state securities or commodities law or regulation; or (ii) any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order; or (iii) any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

(d)
has, within 10 years before the date of this prospectus, been the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act (15 U.S.C.78c(a)(26))), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act (7 U.S.C.1(a)(29))), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Mr. Kaiser and Dr. Gentry served as directors for Constellation Copper Corporation, which filed for an assignment of bankruptcy under Canada’s Bankruptcy Insolvency Act on December 23, 2008.

No director or executive officer of the Company, and no stockholder holding a sufficient number of securities of the Company to affect materially the control of the Company has been subject to:

(a)
any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Committees of the Board

Our Board has established four board committees: an Audit Committee, a Compensation Committee, a Corporate Governance and Nominating Committee and a Project Development, Environmental & Sustainability Committee. The information below sets out the current members of each of Gryphon Gold’s board committees and summarizes the functions of each of the committees in accordance with their mandates.

Audit Committee

Our Audit Committee has been structured to comply with Canadian Multilateral Instrument 52-110-Audit Committees (MI 52-110) and Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended (“Exchange Act”). Our Audit Committee is comprised of Donald Gentry, Marvin Kaiser and Terence Cryan of  whom all are independent directors under MI 52-110, Section 10A-3 of the Exchange Act, and the audit committee rules of the NYSE MKT LLC. Marvin Kaiser is the Chairman of the Audit Committee. Marvin Kaiser satisfies the criteria for an audit committee financial expert under Item 407(d)(5) of Regulation S-K of the rules of the Securities and Exchange Commission.

The Audit Committee meets with management and Gryphon Gold’s external auditors to review matters affecting financial reporting, the system of internal accounting and financial controls and procedures and the audit procedures and audit plans. The Audit Committee reviews Gryphon Gold’s significant financial risks, will be involved in the appointment of senior financial executives and will annually review Gryphon Gold’s insurance coverage and any off-balance sheet transactions.

The Audit Committee is mandated to monitor Gryphon Gold’s audit and the preparation of financial statements and to review and recommend to the Board all financial disclosure contained in Gryphon Gold’s public documents. The Audit Committee is also mandated to appoint external auditors, monitor their qualifications and independence and determine the appropriate level of their remuneration. The external auditors report directly to the Audit Committee and to the Board. The Audit Committee and Board each have the authority to terminate the external auditor’s engagement (subject to confirmation by stockholders). The Audit Committee will also approve in advance any services to be provided by the external auditors which are not related to the audit.

On July 2, 2012, Dr. Gentry passed away, thereby resulting in a vacancy on the Audit Committee. In accordance with the requirements of National Instrument 52-110 of the Canadian Securities Administrators, Gryphon Gold’s Board will be required to appoint an independent director to the Board and the Audit Committee by January 2, 2013. Pending such appointment, James T. O'Neil, Gryphon Gold’s President and CEO, has been appointed as a member of the Audit Committee. Gryphon is relying on the exemption provided in section 3.5 of NI 52-110 in allowing Mr. O'Neil, who is not an independent director, to fill the vacancy on the Audit Committee resulting from Dr. Gentry’s passing.

Compensation Committee

The Compensation Committee is comprised of, Marvin Kaiser and Terence Cryan, both of whom are independent directors under the standards of the NYSE MKT LLC.  On July 2, 2012, Dr. Gentry, the chairman of the Compensation Committee passed away.  Dr. Gentry’s passing left the Compensation Committee with two members. The Compensation Committee is responsible for considering and authorizing terms of employment and compensation of Directors, executive officers and providing advice on compensation structures in the various jurisdictions in which Gryphon Gold operates. In addition, the Compensation Committee reviews both the overall salary objectives of Gryphon Gold and significant modifications made to employee benefit plans, including those applicable to directors and executive officers, and propose any awards of stock options, incentive and deferred compensation benefits.

The Compensation Committee delegates its authority to determine director and executive officer compensation.  The Compensation Committee did not engage the services of an external compensation consultant during fiscal year 2012.

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee is comprised of Terence Cryan (chairman) and Marvin Kaiser and both of whom are independent directors.  On July 2, 2012, Dr. Gentry, a member of the Corporate Governance and Nomination Committee passed away.  Dr. Gentry’s passing left the Corporate Governance and Nominating Committee with two members.  The Corporate Governance and Nominating Committee is responsible for developing Gryphon Gold’s approach to corporate governance issues and compliance with governance rules. The Corporate Governance and Nominating Committee is also mandated to plan for the succession of Gryphon Gold, including recommending director candidates, review of Board procedures, size and organization, and monitoring of senior management with respect to governance issues. The committee is responsible for the development and implementation of corporate communications to ensure the integrity of Gryphon Gold’s internal control and management information systems. The purview of the Corporate Governance and Nominating Committee also includes the administration of the Board’s relationship with the management of Gryphon Gold, monitoring the quality and effectiveness of Gryphon Gold’s corporate governance system and ensuring the effectiveness and integrity of Gryphon Gold’s communication and reporting to stockholders and the public generally.

There have been no material changes to the procedures pursuant to which a stockholder may recommend nominees for ourBoard.

Project Development, Environmental & Sustainability Committee

The Project Development, Environmental & Sustainability Committee is comprised of James T. O’Neil Jr.  On July 2, 2012, Dr. Gentry, the chairman of the Project Development, Environmental & Sustainability Committee passed away.  Dr. Gentry’s passing left James T. O’Neil as the only member of the Project Development, Environmental & Sustainability Committee.  The Project Development, Environmental & Sustainability Committee reviews and provides technical and commercial guidance for major project development plans, ensures management has appropriate systems in place to plan, implements and tracks performance of project development. The Project Development, Environmental & Sustainability Committee establishes environmental policy, monitors compliance and audits our performance relative to policy. The Project Development, Environmental & Sustainability Committee establishes health and safety policies monitor compliance and audit our practices and actions. The Committee shall establish policy for involving communities of interest in the design and implementation of project development towards sustainable mining development.

Code of Conduct

We adopted a Code of Business Conduct and Ethics that applies to all of our directors, officers and employees. The Code of Business Conduct and Ethics summarizes the legal, ethical and regulatory standards that we must follow and will serve as a reminder to our directors, officers and employees, of the seriousness of that commitment. Compliance with this code and high standards of business conduct is mandatory for each of our employees.  Further information and a copy of the Code of Business Conduct and Ethics are available on our website at www.gryphongold.com.

EXECUTIVE COMPENSATION

The following table sets forth compensation paid to each of the individuals who served as our Principal Executive Officers and our two other most highly compensated employees (the “named executive officers”) for the fiscal year ended March 31, 2012 and 2011.

During the fiscal year ended March 31, 2012 and 2011, the Board authorized salary adjustments for directors, officers, and employees.  These adjustments are indicated in the compensation table below.  Further, the Board made stock and option grants to certain directors and executives to provide additional compensation, and the calculated value of such grants are indicated in the compensation table below.

Name and Principal Position	Year	Salary $	Bonus $	Stock Awards $	Options Awards $	Non-Equity Incentive Plan Compensation $	Non-Qualified Deferred Compensation Earnings $	All Other Compensation	Total
James T. O’Neil Jr., CEO	2012 2011	50,000 –	–	– –	34,375 -	– –	– –	– –	84,375(1) -

Lisanna Lewis, VP, Treasurer & Secretary	2012 2011	129,117* 104,510*	– –	– 11,658	45,878 10,941	– –	– –	– –	174,995(2) 127,109(3)

Steven Jones, VP Exploration	2012 2011	107,069 –	– –	– –	38,270 –	– –	– –	– –	145,339(4) -

John Key, Former CEO	2012 2011	209,417 222,000	97,500	23,317	101,950 35,121	– –	– –	– –	432,184 (5) 377,938(6)

Steven D Craig, Former VP Exploration	2012 2011	94,872 163,000	– –	– 7,772	– 13,561	– –	– –	– –	94,872(7) 184,333(8)

(1)	$50,000 of grand total was received as cash; remaining $34,375 was recorded as non-cash stock compensation expense.
(2)	$129,117 of grand total was received in cash, $45,878 recorded in non-cash stock compensation expense.
(3)	$104,510 of grand total was received in cash, $10,941 was recorded as non-cash stock compensation expense, and $11,658 in stock granted.
(4)	Mr. Jones was appointed VP Exploration August 29, 2011. Of the grand total, $107,039 was received in cash and $38,270 recorded in non-cash compensation expense.
(5)	Mr. Key’s employment was terminated by mutual agreement on February 3, 2012. $209,417 of grand total was received as cash, remaining $101,950 was recorded as non-cash stock compensation expense
(6)	$319,500 of grand total was received as cash, $35,121 was recorded as non-cash stock compensation expense, and $23,317 in stock granted
(7)	Mr. Craig resigned on August 5, 2011. $94,872 received as cash
(8)	Mr. Craig was appointed VP Exploration on April 1, 2010. Of the grand total, $163,000 was received in cash, $13,561 recorded in non-cash stock compensation expense, and $7,772 in stock granted.

* Based on the March 31, 2012 exchange rate of Cdn$1 equals US$1.0025

Executive Compensation Agreements and Summary of Executive Compensation

Report on Executive Compensation

During the year ended March 31, 2012, our Compensation Committee was responsible for establishing compensation policy and administering the compensation programs of our executive officers.

The amount of compensation paid by the Company to each of our officers and the terms of those persons’ employment is determined solely by the Compensation Committee. The Compensation Committee evaluates past performance and considers future incentive and retention in considering the appropriate compensation for our officers.  We believe that the compensation paid our directors and officers is fair to us.

Our Compensation Committee believes that the use of direct stock awards is at times appropriate for employees, and in the future intends to use direct stock awards to reward outstanding service or to attract and retain individuals with exceptional talent and credentials. The use of stock options and other awards is intended to strengthen the alignment of interests of executive officers and other key employees with those of our stockholders.

Executive Compensation Agreements

Gryphon Gold is a party to employment contracts with James O’Neil Jr.,Robert L. Chapman, Lisanna Lewis and Steven Jones.  Pursuant to the agreements all four employees are entitled to compensation for termination of their employment in certain circumstances, including termination without cause and change of control. The employment agreements provide for the payment of compensation that will be triggered by a termination of the executive officer’s employment by either Gryphon Gold or the executive officer following a change of control of Gryphon Gold, or by Gryphon Gold at any time, other than for “cause.” The terms of Gryphon Gold’s employment contracts with Mr. O’Neil and Ms. Lewis were previously disclosed.  Subsequent to the year ended March 31, 2012, Gryphon Gold entered into an employment agreement with Mr. Chapman effective April 2, 2012.  Under the terms of Mr. Chapman’s employment agreement, Gryphon Gold agreed to compensate Mr. Chapman at a rate of $200,000 per year, with a standard benefits package of medical, dental, life and disability coverage.  In addition, Gryphon Gold also granted Mr. Chapman options to purchase 250,000 shares of our common stock at a price of $0.14 per share.

Except as described above, and the payment of directors’ fees, there are no service contracts of any officer of Gryphon Gold and there is no arrangement or agreement made or proposed to be made between Gryphon Gold and any of its named executive officers pursuant to which a payment or other benefit is to be made or given by way of compensation in the event of that officer’s resignation, retirement or other termination of employment, or in the event of a change of control of Gryphon Gold or a change in the named executive officer’s responsibilities following such change in control.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth the stock options and stock appreciation rights granted to our named executive officers as of the fiscal year ended March 31, 2012.

Option Awards

Name	Number of Securities Underlying Unexercised Options (1) (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date

James T. O’Neil(2) Jr. Chief Executive Officer	250,000	62,500		US$0.25	5-Jan-17

Lisanna Lewis (1) VP, Treasurer, Secretary.	50,000 50,000 100,000 150,000 225,000	168,750		Cdn$0.41 Cdn$0.38 US$0.22 US$0.10 US$0.26	8-Apr-13 8-Jul-13 16-Sept-14 24-Aug-15 8-Sept-16

Steven Jones(3) VP Exploration	100,000 100,000	75,000 75,000		US$0.26 US$0.26	29-Aug-16 8-Sept-16

John L Key Former Chief Executive Officer	150,000 350,000 200,000			Cdn$0.62 Cdn$0.41 US$0.22	11-Feb-13 1-Aug-13 16-Sept-14
	400,000 375,000	375,000		US$0.10 US$0.26	24-Aug-15 8-Sept-16

(1)	56,250 to vest June 30, 2012.
(2)	187,500 to vest 25% each June 30, Sept 30, and Dec 31, 2012..
(3)	150,000 to vest June 30, 2012.

Retirement, Resignation or Termination Plans

We do not sponsor any plans, , that would provide compensation or benefits of any type to an executive upon retirement, or any plans that would provide payment for retirement, resignation, or termination as a result of a change in control of our Company or as a result of a change in the responsibilities of an executive following a change in control of our Company , provided however that as described above each of Jim O’Neil, Lisanna Lewis and Steve Craig have employment contracts that provide, in each case, for the payment of twelve (12) months of salary upon termination as a result of change in control of our Company.

Director Compensation

Name	Fees Earned or Paid in Cash ($)($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Non-Qualified Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Donald Gentry	53,500	–	30,585	–	–	–	84,085(1)
Marvin Kaiser	61,000	–	30,585	–	–	–	91,585(2)
Terence Cryan	58,500	–	30,585	–	–	–	89,085(3)

(1)	$53,500 of fees has been paid in cash. 150,000 stock options, 112,500 have vested; 37,500 vest on June 30, 2012
(2)	$61,000 of fees has been paid in cash. 150,000 stock options, 112,500 have vested; 37,500 vest on June 30, 2012
(3)	$58,500 of fees has been paid in cash. 150,000 stock options, 112,500 have vested; 37,500 vest on June 30, 2012

Compensation of Directors

Effective July 1, 2011 each independent board member shall receive the below compensation structure:

●	$8,000 quarterly for serving in the capacity of a director

●	$2,000 quarterly for serving as a board of directors Committee Chair

●	$1,000 quarterly for serving as a member of a directors committee

In addition to the above, the below was made effective August 3, 2011:

●	Independent directors to be paid a sum of $2,500 per day for time spent in addition to normal board activities

All fees except $74,500 in accounts payable  have been paid through March 31, 2012.  The $74,500 was paid April 15, 2012.

Except as described above, and the payment of directors’ fees, there are no service contracts of any director of Gryphon Gold and there is no arrangement or agreement made or proposed to be made between Gryphon Gold and any of its directors pursuant to which a payment or other benefit is to be made or given by way of compensation in the event of that officer’s resignation, retirement or other termination of employment, or in the event of a change of control of Gryphon Gold or a change in the director’s responsibilities following such change in control.

Officer Compensation Agreements

Gryphon Gold is a party to employment contracts with James O’Neil Jr.,Robert L. Chapman, Lisanna Lewis and Steven Jones.  Pursuant to the agreement all four employees are entitled to compensation for termination of their employment in certain circumstances, including termination without cause and change of control. The employment agreement provides for the payment of compensation that will be triggered by a termination of the executive officer’s employment by either Gryphon Gold or the executive officer following a change of control of Gryphon Gold, or by Gryphon Gold at any time, other than for “cause.”

Gryphon Gold was a party to a financial consulting agreement with Sharp Executives Associates Inc. until December 31, 2011. Pursuant to the agreement Mr. Ted Sharp was named Gryphon Gold’s Interim Chief Financial Officer and under the agreement Mr. Sharp agreed to act in all normal capacities of the office he was appointed to. On May 25, 2011, Mr. Ted Sharp replaced Mr. Fowler as Chief Financial Officer under that agreement and acts in all normal capacities of that office.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Securities Ownership

The following tables set forth information as of June 25, 2012 regarding the ownership of our common stock by:

each person who is known by us to own more than 5% of our shares of common stock; and
each named executive officer, each director and all of our directors and executive officers as a group.

The number of shares beneficially owned and the percentage of shares beneficially owned are based on shares of common stock outstanding as of June 25, 2012.

For the purposes of the information provided below, shares subject to options and warrants that are exercisable within 60 days following June 25, 2012 are deemed to be outstanding and beneficially owned by the holder for the purpose of computing the number of shares and percentage ownership of that holder but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. Except as indicated in the footnotes to these tables, and as affected by applicable community property laws, all persons listed have sole voting and investment power for all shares shown as beneficially owned by them.

Principal Stockholders

Name and Address of Beneficial Owner (1)	Shares	Percent

Top Gold AG M V K	10,000,000(3)	5.15%(2)
Landstrasse 14
9496 Balzers
Principality of Liechtenstein

(1)
Beneficial ownership is determined in accordance with the rules of the United States Securities and Exchange Commission and includes voting and investment power with respect to shares. Unless otherwise indicated, the persons named in this table have sole voting and sole investment control with respect to all shares beneficially owned. Figures shown are on a non-diluted basis.

(2)	The Investment Advisor with ultimate voting and dispositive power is Luxor Asset Management Trust reg., Balzers, which is represented by Mr. Martin Frick, Balzers.

Security Ownership of Management

Name and Address of Beneficial Owner(1)	Shares	Percent

James T. O’Neil Jr.	250,000	0.03%(2)
Chief Executive Officer 611 N Nevada Street Carson City, NV 89703
Donald W Gentry Director 611 N Nevada Street Carson City, NV, 89703	550,000	0.26%(3)

Marvin Kaiser Director 611 N Nevada Street Carson City, NV 89703	450,000	0.21%(4)

Terence Cryan Director 611 N Nevada Street Carson City, NV, 89703	450,000	0.21%(5)

Lisanna Lewis	575,000	0.27%(6)
Vice President, Treasurer, Secretary 611 N Nevada Street Carson City, NV 89703

John Key	1,475,000)	0.75%(7)
Former Chief Executive Officer 611 N Nevada Street Carson City, NV 89703
(1)
Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to shares. Unless otherwise indicated, the persons named in this table have sole voting and sole investment control with respect to all shares beneficially owned.

(2)	Includes vested options exercisable to acquire 62,500 shares of common stock
(3)	Includes vested options exercisable to acquire 512,500 share of common stock.
(4)	Includes vested options exercisable to acquire 412,500 shares of common stock and warrants exercisable to acquire 25,000 shares of common stock.
(5)	Includes vested options exercisable to acquire 412,500 shares of common stock.
(6)	Includes vested options exercisable to acquire 518,750 shares of common stock.
(7)	Includes vested options exercisable to acquire 1,475,000 shares of common stock.

We have no knowledge of any arrangements, including any pledge by any person of our securities, the operation of which may at a subsequent date result in a change in our control.

We are not, to the best of our knowledge, directly or indirectly owned or controlled by another corporation or foreign government.

As of June 25, 2012, we had approximately 2,500 stockholders of record of our common stock.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Except for the transactions described below, none of our directors, senior officers or principal stockholders, nor any associate or affiliate of the foregoing have any interest, direct or indirect, in any transaction, since the beginning of the fiscal year ended March 31, 2012, or in any proposed transactions, in which such person had or is to have a direct or indirect material interest.

Related party transactions are reviewed and approved by the Board.

Purchases of Securities

During and subsequent to the fiscal year ending March 31, 2012, our officers, directors and 10% stockholders purchased our securities on the following terms:
Officer, Director, 10% Stockholder	Type of Security	Amount	Price of Security	Date of Purchase
Robert L. Chapman	Common Shares	7,500	$0.15	April 30, 2012

Other than compensatory arrangements described under “Executive Compensation” and the transactions described above, we have had no other transactions, directly or indirectly, during the past fiscal year with our directors, senior officers or principal stockholders, or any of their associates or affiliates in which they had or have a direct or indirect material interest.

 Director Independence

The Company’s Board has determined that the following directors are independent based on the standards for director independence for the NYSE MKT LLC:

Donald Gentry1;
Marvin Kaiser; and
Terence Cryan.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

We are not aware of any reportable events (as defined in Item 304(a)(1)(v) of Regulation S-K) that have occurred during the two most recent fiscal years and the interim period preceding the dismissal of Ernst & Young.

TRANSFER AGENT AND REGISTRAR

The registrar and transfer agent for our shares of common stock will be Computershare Trust Company, Inc. at its offices in Vancouver, Canada.

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus will be passed upon for us by Erwin & Thompson LLP.

EXPERTS

Information relating to our mineral properties in this prospectus has been derived from reports prepared by John R. Danio, P.E. of Denver, Colorado and has been included in reliance on such persons’ expertise. Mr. Danio is independent from us.

None of the aforementioned persons, and the directors, officers, employees and partners, as applicable, of each of the aforementioned persons received or has received a direct or indirect interest in a property of the Company or any associate or affiliate of the Company.

Our consolidated financial statements as of March  31, 2012 and 2011, incorporated in this prospectus and registration statement by reference from our annual report on Form 10-K for the year ended March 31, 2012, have been audited by DeCora, Maichel & Teague P.S., an independent registered public accounting firm, as set forth in their report which is incorporated herein by reference.  Such consolidated financial statements and financial statement schedules have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

1 On July 2, 2012, Dr. Gentry passed away.

Our consolidated financial statements as of March  31, 2012 and 2011, included in this prospectus and registration statement have been audited by DeCora, Maichel & Teague P.S., an independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Exchange Act and, accordingly, file current and periodic reports, proxy statements and other information with the SEC. We have also filed a registration statement on Form S-1 under the Securities Act, as amended, in connection with this offering. This prospectus, which is part of the registration statement, does not contain all of the information contained in the registration statement. For further information with respect to us and the shares of common stock offered hereby, reference is made to such registration statement, including the exhibits thereto, which may be read, without charge, and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC maintains a site on the World Wide Web at http://www.sec.gov that contains current and periodic reports, proxy statements and other information regarding registrants that filed electronically with the SEC. Statements contained in this prospectus as to the intent of any contract or other document referred to are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to this registration statement, each such statement being qualified in all respects by such reference.

INDEX TO FINANCIAL STATEMENTS

Years Ended March 31, 2012 and 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Report of Independent Registered Public Accounting Firm

Board of Directors

Gryphon Gold Corporation

We have audited the accompanying consolidated balance sheets of Gryphon Gold Corporation (“the Company”) as of March 31, 2012 and 2011, and the related consolidated statements of operations, changes in stockholders’ equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, based on our audit, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Gryphon Gold Corporation as of March 31, 2012 and 2011, and the consolidated results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 1 to the consolidated financial statements, the Company has suffered recurring operating losses and has an accumulated deficit of $43,072,173. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The March 31, 2012 and 2011 consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

/s/ DeCoria, Maichel & Teague P.S.
DeCoria, Maichel & Teague P.S.
Spokane, Washington

June 25, 2012

Gryphon Gold Corporation
Consolidated Balance Sheets
(Stated in U.S. dollars)

	As at	As at
	March 31,	March 31,
	2012	2011
ASSETS
Current Assets
Cash	$602,343	$837,457
Accounts receivable	358,005	29,892
Note receivable	–	2,975
Prepaid expenses	171,515	122,716
Inventories	6,363,016	–
Deferred share issue costs	–	281,278
Deferred debt issue costs	312,549	–
Total Current Assets	7,807,428	1,274,318

Property, plant & equipment, net	19,565,395	2,760,330
Reclamation bonds	2,839,559	225,893
Total Assets	$30,212,382	$4,260,541

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$5,004,298	$397,106
Current portion of the long term debt	583,458	–
Note payable	1,376,479	–
Total Current Liabilities	6,964,235	397,106

Asset retirement obligation	1,675,877	51,300
Warrant derivative liability	137,291	-
Long-term debt	10,198,611	-
Total liabilities	18,976,014	448,406

Commitments & contingencies [Note 10 and 13]

Stockholders’ Equity
Common stock	194,103	96,984
Additional paid-in capital	54,114,438	41,665,952
Accumulated deficit	(43,072,173)	(37,950,801)
Total Stockholders’ Equity	11,236,368	3,812,135
Total Liabilities and Stockholders’ Equity	$30,212,382	$4,260,541

See Note 1 – Nature of Operations and Going Concern Uncertainty

The accompanying notes are an integral part of these consolidated financial statements.

Gryphon Gold Corporation Consolidated Statement of Operations
(Stated in U.S. dollars)

	Year ended	Year ended
	March 31,	March 31,
	2012	2011

Sales of product	$2,737,842	$–
Cost of sales and other direct production costs	2,132,880	–
Gross profit	604,962	–
Other operating expenses:
Exploration	113,483	949,022
Salaries & consulting fees	1,411,379	1,195,968
General and administrative	781,199	699,613
Legal and audit	282,154	260,470
Travel and accommodation	231,555	142,515
Depreciation	16,709	51,919
Loss (gain) on disposal of equipment	959	(112)
Asset retirement obligation accretion	139,673	3,046
Total other operating expenses	2,977,111	3,302,441
Income (loss) from operations	(2,372,149)	(3,302,441)
Other (income) expense:

Foreign exchange loss	190,551	6,447
Loss on modification of debt	1,590,321	–
Realized loss on securities	–	75,772
Interest income	(11,159)	(2,101)
Interest expense, net of capitalized interest	979,510	1,040
Total other (income) expense	2,749,223	81,158
Loss from continuing operations	(5,121,372)	(3,383,599)

Discontinued operations:
Loss from discontinued operations	–	(29,244)
Gain on sale of discontinued operations	–	664,952
Income from discontinued operations	–	635,708

Net loss	$(5,121,372)	$(2,747,891)

Basic and diluted income (loss) per share:
Loss from continuing operations	$(0.03)	$(0.04)
Income from discontinued operations	–	$0.01
Total loss per share	$(0.03)	$(0.03)

Basic and diluted weighted average number of common shares outstanding	181,395,836	90,075,261

The accompanying notes are an integral part of these consolidated financial statements.

Gryphon Gold Corporation
Consolidated Statements of Changes in Stockholders’ Equity
(Stated in U.S. dollars, except per share data)

	Common Stock		Additional
			paid in	Accumulated
	Shares	Amount	capital	deficit	Total
Balance, March 31, 2010	86,033,774	$86,034	$39,585,228	$(35,202,910)	$4,468,352
Shares issued:
For private placements	7,964,429	7,964	1,500,593	–	1,508,558
Option consideration	1,500,000	1,500	268,500	–	270,000
Consultant compensation	550,000	550	125,950	–	126,500
Share issue costs	–	–	(104,729)	–	(104,729)
Settlement of accounts payable	436,929	437	59,563	–	60,000
Fair value of restricted stock units granted	275,000	275	41,923	–	42,198
Fair value of options granted	–	–	142,212	–	142,212
Exercise of warrants	223,500	224	46,712	–	46,935
Net loss for the year	–	–	–	(2,747,891)	(2,747,891)
Balance, March 31, 2011	96,983,632	96,984	41,665,952	(37,950,801)	3,812,135
Shares issued:
For public offering	89,060,000	89,060	10,979,302	–	11,068,362
Exercise of option to reduce royalty	7,726,250	7,726	1,073,949	–	1,081,675
Share issue costs	–	–	(13,177)	–	(13,177)
Public offering costs	–	–	(1,466,723)	–	(1,466,723)
Exercise of options	150,000	150	19,930	–	20,080
Exercise of warrants	183,500	183	45,691	–	45,874
Fair value of options granted	–	–	277,283	–	277,283
Fair value of warrants issued	–	–	1,532,231	–	1,532,231
Net loss for the year	–	–	–	(5,121,372)	(5,121,372)
Balance March 31, 2012	194,103,382	$194,103	$54,114,438	$(43,072,173)	$11,236,368

See Note 1 – Nature of Operations and Going Concern Uncertainty

The accompanying notes are an integral part of these consolidated financial statements.

Gryphon Gold Corporation
Consolidated Statements of Cash Flows
(Stated in U.S. dollars)

	Year ended	Year ended
	March 31,	March 31,
	2012	2011

OPERATING ACTIVITIES
Net loss for the period	$(5,121,372)	$(2,747,891)
Items not involving cash:
Depreciation	178,405	51,919
Asset retirement obligation accretion	139,673	3,046
Loss on disposal of equipment:	(959)	112
Write down of accrued liability:	–	(124,008)
Share based compensation	277,283	184,410
Amortization of debt offering costs	385,389	–
Amortization of notes payable discount	372,415	–
Unrealized gain on foreign exchange	9,861	–
Non-cash interest expense	–	10,364
Realized loss on securities	–	75,772
Loss on modification of debt	1,590,321
Gain on sale of discontinued operations	–	(664,952)
Changes in non-cash working
Capital items:
Accounts receivable	(328,113)	6,521
Accounts payable and accrued liabilities	2,991,586	(251,864)
Inventories	(5,886,776)	–
Prepaid expenses	(48,799)	34,765
Cash used in operating activities	(5,441,086)	(3,421,806)
INVESTING ACTIVITIES
Reclamation bonds purchased	(2,613,666)	(65,116)
Option payment received	–	100,000
Purchase of property, plant & equipment	(9,618,934)	(59,007)
Cash received from sale of discontinued operations	–	2,250,000
Option payment to amend and reduce royalty	(150,000)	(200,000)
Proceeds from sales of held for trading securities	–	116,195
Proceeds from note receivable	2,975	10,597
Proceeds from insurance claim on equipment	31,050	52
Cash used in investing activities	(12,348,575)	2,152,721
FINANCING ACTIVITIES
Payments on notes payable	(223,521)	–
Proceeds from notes payable	8,533,743	–
Shares and warrants issued for cash	11,134,317	1,555,493
Debt and share issue costs	(1,880,131)	(386,007)
Cash provided by financing activities	17,564,408	1,169,486

Effect of foreign exchange on cash	(9,861)	–
Increase (decrease) in cash during the year	(235,114)	(99,599)
Cash, beginning of year	$837,457	937,056
Cash, end of year	$602,343	$837,457

See Note 1 – Nature of Operations and Going Concern Uncertainty

The accompanying notes are an integral part of these consolidated financial statements.

Gryphon Gold Corporation
Notes to Consolidated Financial Statements

1.  NATURE OF OPERATIONS AND GOING CONCERN UNCERTAINTY

Gryphon Gold Corporation was incorporated in the State of Nevada in 2003 and wholly owns its subsidiary, Borealis Mining Company, (collectively, “Gryphon Gold” or “the Company”). The Company is a production company focused on the Borealis Project and exploring mineral properties.

Management intends to use the profit from the Borealis Project to fund operations but may need to raise additional capital through debt or equity to help fund the operation and further capital expenditures and expansion. No assurance can be given that the Company will be successful in raising additional capital. Further, even if the Company raises additional capital, there can be no assurance that the Company will achieve profitability or positive cash flow. If management is unable to raise additional capital and possible future revenues do not result in positive cash flow, the Company will not be able to meet its obligations and may have to suspend or cease operations. The Company has an accumulated deficit of $43,072,172 as at March 31, 2012 ($37,950,801 as at March 31, 2011) and has cash on hand of $602,343. In addition, at March 31, 2012 the Company had $12,158,548 in notes payable and long-term debt. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments related to the recoverability and classification of assets or the amounts and classifications of liabilities that might be necessary should the Company be unable to continue as a going concern.

The accompanying consolidated financial statements have been prepared under the assumption that the Company will continue as a going concern. Such assumption contemplates the realization of assets and the satisfaction of liability in the normal course of business. The recoverability of amounts shown for mineral property interests in the Company’s consolidated balance sheets are dependent upon the existence of economically recoverable reserves, the ability of the Company to arrange appropriate financing to complete the development of its properties, the receipt of necessary permitting and upon achieving future profitable production or receiving proceeds from the disposition of the properties. The timing of such events occurring, if at all, is not yet determinable.

On April 19, 2012, the Company secured a senior credit facility with Waterton Global, LLC for $15,000,000 of which the July and November 2011 debentures were paid in full [see Notes 11 and 15]. The Company received approximately $5.4 million cash from the transaction.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Borealis Mining Company. All intercompany transactions and balances have been eliminated.

Cash and cash equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less when acquired to be cash equivalents.

Fair value measurements

Accounting principles require an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Accounting Standards Codification (“ASC”) establishes a fair value hierarchy based on the level of independent, objective evidence surrounding the inputs used to measure fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. ASC prioritizes the inputs into three levels that may be used to measure fair value:

●	Level 1: applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

●
Level 2: applies to assets or liabilities for which there are inputs other than quoted prices that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

●	Level 3: applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

Gryphon Gold Corporation
Notes to Consolidated Financial Statements

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED:

The table below sets forth our financial instruments measured at fair value and the input hierarchy level that we have determined applies to each.

	Balance March 31,	Balance March 31,	Input
	2012	2011	Hierarchy level

Cash and cash equivalents	$602,343	$837,457	Level 1
Reclamation bond and deposits	$2,839,559	$225,893	Level 1
Warrant liability	$137,291	$–	Level 3

Derivative financial instruments

The Company accounts for derivative financial instruments in accordance with ASC 815 Derivatives and Hedging, which requires recognition of all derivatives as either assets or liabilities on the balance sheet and measured at fair value. Accounting for changes in the fair value of derivatives held is dependent on whether the derivative instrument is designated and qualifies as an accounting hedge and on the classification of the hedge transaction. All derivative financial instruments are recognized in the balance sheet at fair value. Changes in fair value are recognized in earnings if they are not eligible for hedge accounting or other comprehensive income if they qualify for cash flow hedge accounting. At March 31, 2012 the Company had a warrant derivative liability of $137,291, which is valued on a recurring basis.

Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of any contingent assets and liabilities as at the date of the consolidated financial statements as well as the reported amounts of expenses incurred during the period. Significant areas requiring the use of management estimates include the determination of potential impairments of asset values, calculation of deferred incomes taxes, inventories, asset retirement obligations estimates, the calculation of fair values of options and warrants, and rates for depreciation of plant and equipment. Actual results could differ from those estimates.

Financial instruments

The Company’s financial instruments consist of cash, accounts and note receivable, accounts payable, accrued liabilities, notes payable, and debt. The Company has cash, which consists of cash held on deposit at major financial institutions. Accounts and notes receivable are recorded at amortized cost. The accounts payable and accrued liabilities have been designated as other financial liabilities and are also recorded at amortized cost. Long-term debt and notes payable approximate fair value at year end based on the terms of the notes.

Financial risk is the risk arising from the fluctuations in foreign currency exchange rates. The Company does not use any derivative or hedging instruments to reduce its exposure to fluctuations in foreign currency exchange rates or metal prices.

Reclamation bonds and deposits

The Company, under the terms of its mining and exploration permits has deposit requirements and bonding agreements with certain regulatory agencies. The Company’s reclamation bonds and deposits are classified as long-term assets.

Mineral property acquisition costs

The costs of acquiring mineral properties are capitalized and are amortized over the estimated ore reserves of such properties following the commencement of production or expensed if it is determined that the mineral property has no future economic value or the properties are sold or abandoned.

Cost includes cash consideration and the fair market value of shares of common stock issued on the acquisition of mineral properties. Properties acquired under option agreements, whereby payments are made at the sole discretion of the Company, are capitalized at such time as the payments are made.

Gryphon Gold Corporation
Notes to Consolidated Financial Statements

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED:

Mineral property acquisition costs, continued

The recoverable amounts for mineral properties is dependent upon the existence of economically recoverable reserves; the acquisition and maintenance of appropriate permits, licenses and rights; the ability of the Company to obtain financing to complete the exploration and development of the properties; and upon future profitable production or alternatively upon the Company’s ability to recover its spent costs from the sale of its interests. The capitalized amounts may be written down if potential future net cash flows, including potential sales proceeds, related to the property are estimated to be less than the carrying value of the property.

Exploration and development costs

Exploration costs are expensed as incurred. When it is determined that a mining deposit can be economically and legally extracted or produced based on established proven and probable reserves, further exploration and development costs related to such reserves incurred after such determination are capitalized. The establishment of proven and probable reserves is based on results of final feasibility studies which indicate whether a property is economically feasible. Upon commencement of commercial production, capitalized costs will be transferred to the appropriate asset category and amortized over the estimated useful lives. Capitalized costs, net of salvage values, relating to a deposit which is abandoned or considered uneconomic for the foreseeable future, will be written off.

Foreign currency translation

The U.S. dollar is the functional currency of the Company. Transactions involving foreign currencies for items included in operations are translated into U.S. dollars using the monthly average exchange rate; monetary assets and liabilities are translated at the exchange rate prevailing at the consolidated balance sheet date and all other consolidated balance sheet items are translated at the historical rates applicable to the transactions that comprise the amounts. Translation gains and losses are included in the determination of net income (loss).

Revenue Recognition

Sales of all metals products are recorded as revenues when title and risk of loss transfer to the purchaser. Sales to the purchaser are recorded net of charges for treatment, refining, smelting losses, and other charges negotiated by us with the purchaser.

Asset retirement obligations

The Company records the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that results from the acquisition, construction, development or normal use of the assets with a corresponding increase in the carrying amount of the related long-lived asset. This amount is then depreciated over the estimated useful life of the asset. Over time, the liability is increased to reflect an interest element considered in its initial measurement at fair value.

Trade accounts receivable

Trade accounts receivable are carried at original invoice amount less an estimate for doubtful accounts. Management determines the allowance by regularly evaluating individual customer receivables and considering a customer’s financial condition, credit history and current economic conditions. Trade receivables are written off when deemed uncollectible. Recoveries of receivables previously written off are recorded as income when received.

Property, plant and equipment

Expenditures incurred during the development and production stages for new facilities, new assets or expenditures that extend the useful lives of existing facilities and major mine development expenditures are capitalized, including primary development costs such as costs of the pad, processing plant and related infrastructure developments.

When assets are retired or sold, the costs and related allowances for depreciation and amortization are eliminated from the accounts and any resulting gain or loss is reflected in current period net income (loss). When assets are constructed by the Company an estimated amount of interest cost based upon the Company’s cost of capital is capitalized to the constructed asset.

Gryphon Gold Corporation
Notes to Consolidated Financial Statements

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED:

Inventories

Material on Heap Leach Inventory

The Company records recoverable material on the heap leach pad, gold doré, and saleable gold on carbon at average cost, less provisions required to reduce inventory to net realizable value. Costs capitalized to in process and finished goods inventory include the cost of mineralized material processed; direct and indirect materials and consumables; direct labor; repairs and maintenance; utilities; amortization of property, plant and equipment; and local mine administrative expenses.

Supplies Inventory

Mine operating supplies are recorded at the lower of purchase cost or net realizable value. The Company records provisions to reduce inventory to net realizable value to reflect changes in economic factors that impact inventory value or to reflect present intentions for the use of slow moving and obsolete supplies inventory.

Income taxes

Income taxes are recognized in accordance with ASC 740 Income Taxes, whereby deferred income tax liabilities or assets at the end of each period are determined using the tax rate expected to be in effect when the taxes are actually paid or recovered. A valuation allowance is recognized on deferred tax assets when it is more likely than not that some or all of these deferred tax assets will not be realized. ASC 740 prescribes a recognition threshold and measurement attribute for the recognition and measurement of a tax position taken or expected to be taken in a tax return. The Company has assessed its tax positions and has determined that it has not taken a position that would give rise to an unrecognized tax liability being reported. In the event that the Company is assessed penalties and or interest; penalties will be charged to other operating expense and interest will be charged to interest expense.

Stock-based compensation

The Company recognizes stock-based compensation expense based on the fair value of the stock options on the date of grant. The fair value of the stock options at the date of grant is amortized over the vesting period, with the offsetting credit to additional paid in capital.

The Company uses a Black-Scholes option-pricing model for fair value measurement of options. This model was independently developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company’s stock option awards. Option pricing models require the input of highly subjective assumptions, including future stock price volatility and expected time until exercise, which greatly affect the calculated values. Changes in these assumptions can materially affect the fair value estimate and therefore it is management’s view that the existing models do not necessarily provide a single reliable measure of the fair value of the Company’s equity instruments.

The Company recognizes stock-based compensation expense based on the grant date fair value of the award on a straight-line basis over the requisite service period of the individual grants, which generally equals the vesting period. The grant date fair value of the restricted stock unit is calculated using the closing price of the Company’s common stock on the date of the grant.

Loss per share

Loss per common share is determined based on the weighted average number of common shares outstanding during the period. Diluted loss per share is calculated by the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding for the calculation of diluted earnings per share assumes that the proceeds to be received on the exercise of diluted stock options and warrants classified as equity instruments are applied to repurchase common shares at the average market price for the period.

In addition, outstanding convertible promissory notes are assumed to be converted into common stock at the then applicable rate. Stock options and warrants are dilutive when the Company has income from continuing operations and when the average market price of the common shares during the period exceeds the exercise price of the options and warrants. The convertible promissory notes are dilutive when the Company has income from continuing operations, and the impact from the dilution exceeds the impact from the reduction in interest expense resulting from the conversion of the notes.

Gryphon Gold Corporation
Notes to Consolidated Financial Statements

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED:

Property, plant and equipment, continued:

Depreciation, Depletion and Amortization — Capitalized costs are depreciated or depleted using the straight-line method or units-of-production method at rates sufficient to depreciate such costs over the shorter of estimated productive lives of such facilities or the useful life of the individual assets. Productive lives range from 1 to 6 years, but do not exceed the useful life of the individual asset. Determination of expected useful lives for amortization calculations are made on a property-by-property or asset-by-asset basis at least annually. Our estimates for mineral reserves are a key component in determining our units of production depreciation rates. Our estimates of ore reserves may change, possibly in the near term, resulting in changes to depreciation, depletion and amortization rates in future reporting periods.

Impairment of Long-lived Assets – The Company evaluates its properties for impairment when circumstances or events occur that may impact the fair value of the assets. The fair value of property is primarily evaluated based upon the present value of expected revenues directly associated with those assets. An impairment loss would be recognized if the carrying amount of a capitalized asset is not recoverable and exceeds its fair value.

NEW ACCOUNTING PRONOUNCEMENTS

In September 2011, the Financial Accounting Standards Board (“FASB”) issued authoritative guidance related to testing goodwill for impairment. This guidance provides that entities may first assess qualitative factors to determine whether it is necessary to perform the two-step goodwill impairment test. If the qualitative assessment results in a more than 50% likely result that the fair value of a reporting unit is less than the carrying amount, then the entity must continue to apply the two-step impairment test. If the entity concludes the fair value exceeds the carrying amount, then neither of the two steps in the goodwill impairment test is required. This guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011 with early adoption permitted. The Company does not believe the impact of adopting this guidance will be material to its consolidated financial statements.

In June 2011, the FASB issued authoritative guidance on the presentation of comprehensive income. This guidance specifies that an entity has the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. This guidance does not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. It also does not change the presentation of related tax effects, before related tax effects, or the portrayal or calculation of earnings per share. This guidance is to be applied retrospectively and is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. The Company is currently evaluating the impact of adopting this guidance on our consolidated financial statements

3.  NEVADA EAGLE RESOURCES LLC

On April 23, 2010, Gryphon Gold sold its wholly owned subsidiary, Nevada Eagle Resources LLC to Fronteer Development (USA) Inc. (“Fronteer”) for $4,750,000 and recognized a gain of $664,952 on the sale. Fronteer paid $2,250,000 in cash and $2,500,000 by assuming Gryphon Gold’s obligations under a convertible note. The convertible note had a face value of $2,500,000 and was due March 30, 2012. The note was uncollateralized and bore interest at 5%. Gryphon Gold retained the Copper Basin property located in Idaho.

Consolidated Statements of Operations of Discontinued Operations
Year Ended
March 31, 2011
Interest expense	$(29,244)
Gain of sale from discontinued operations	$664,952
Income from discontinued operations	$635,708

All assets and operations related to discontinued operations are located in the United States.

Gryphon Gold Corporation
Notes to Consolidated Financial Statements

4.  ACCOUNTS RECEIVABLE

At March 31, 2012, trade accounts receivable represents those amounts the Company is owed for its gold and silver products delivered during the fiscal year.

Specifically, accounts receivable are detailed as follows:
	Year Ended	Year Ended
	March 31, 2012	March 31, 2011
Due from gold and silver sales	$323,570	$–
Other receivables	34,435	29,892
TOTAL	$358,005	$29,892

5.  INVENTORIES

The recovery of gold and silver from certain oxide ores is achieved through the heap leaching process. Under this method, mineralized material is placed on leach pads where it is treated with a chemical solution, which dissolves the gold or silver contained in the material. The resulting “pregnant” solution is further processed in a plant where gold and silver are recovered. For accounting purposes, costs are added to material on leach pads based on average mining and leaching costs, including applicable depreciation, depletion and amortization relating to operations. Costs are removed from ore on leach pads as ounces are recovered based on the average cost per recoverable ounce of gold or silver on the leach pad.

Estimates of recoverable gold or silver on the leach pads are calculated from the quantities of material placed on the leach pads (measured tons added to the leach pads), the grade of material placed on the leach pads (based on assay data) and an estimated recovery percentage (based on ore type). Although the quantities of recoverable gold or silver placed on the leach pads are reconciled by comparing the grades of material placed on pads to the quantities of gold or silver actually recovered (metallurgical balancing), the nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As a result, the metallurgical balancing process is regularly monitored and estimates are refined based on actual results over time. As of March 31, 2012 the Company had a limited operating history and actual results only over that short period of time. Due to this, estimates of recoverable gold and silver are based primarily on initial tests and only limited refinements derived from metallurgical balancing.

Variations between actual and estimated quantities resulting from changes in assumptions and estimates that do not result in write-downs to net realizable value are accounted for on a prospective basis. The ultimate recovery of gold or silver from a leach pad will not be known until the leaching process is concluded. The quantification of material inventory on the leach pad is based on estimates of the quantities of gold or silver at each balance sheet date that the Company expects to recover during the next 12 months.

At March 31, 2012, inventories were as follows:

March 31, 2012
Material on leach pad inventory	$4,245,418
Gold in carbon inventory	1,462,485
Gold in transit inventory	578,537
Supplies inventory	76,576
Total inventory costs	$6,363,016

Gryphon Gold Corporation
Notes to Consolidated Financial Statements

6.  PROPERTY, PLANT AND EQUIPMENT

During year ended March 31, 2012, the Company purchased and constructed assets in connection with the construction of the Borealis Project and also began construction of the Adsorption Desorption and Refining (ADR) plant through the debt financing that was completed on July 27, 2011.

		March 31, 2012
		Accumulated
	Cost	Depreciation	Net Book Value
Mineral properties	$7,625,883	$193,038	$7,432,845
Borealis asset retirement obligation	1,533,158	38,866	1,494,292
Leach pad 1A	1,897,882	222,017	1,675,865
Plant	5,713,537	144,839	5,568,698
Construction in progress, ADR	2,910,023	-	2,910,023
Equipment	769,314	285,642	483,672
Property, plant and equipment total costs	$20,449,797	$884,402	$19,565,395

Total depreciation, depletion and amortization for the year ended March 31, 2012 was $654,988.

		March 31, 2011
		Accumulated
	Cost	Depreciation	Net Book Value
Mineral properties	$1,890,166	$–	$2,651,069
Equipment	340,963	231,702	109,261
Property, plant and equipment total costs	$2,231,129	$231,702	$2,760,330

Total depreciation and amortization for the year ended March 31, 2011 was $51,919.

On June 6, 2011, the Company commenced construction of Phase 1A of the Borealis Project. The majority of construction of Phase 1A was completed late in the Company’s second quarter. Construction activities included building a new leach pad, barren and pregnant solution ponds, carbon columns, roads and infrastructure. Direct costs of materials, labor, equipment and supplies used in construction activities are capitalized during the period they are incurred. Additionally, certain indirect costs have been capitalized during the period. Interest expense of $292,496 was capitalized to the Borealis Project during the year ended March 31, 2012.

7.  RECLAMATION BONDS

At March 31, 2012 and March 31, 2011, reclamation bonds and deposits were as follows:

	March 31,	March 31,
	2012	2011
Reclamation bonds & deposits	$2,839,559	$225,893
Total	$2,839,559	$225,893

On March 31, 2012 the Company had $2,820,141 (March 31, 2011 - $216,885) on deposit to support performance bonds with the United States Forest Service. The United States Forest Service reclamation bonds were increased during year ended March 31, 2012, by $2,603,256. The Company also has a deposit with the Bureau of Land Management (“BLM”) for $19,418 (March 31, 2011 - $9,008), which partially supports its potential future obligations for reclamation during the Company’s exploration activities within the BLM area. These bonds are required in connection with the construction of the Borealis Project and to perform infill drilling.

Gryphon Gold Corporation
Notes to Consolidated Financial Statements

8.  NOTES PAYABLE:

Promissory notes

The promissory notes bear interest at 5% per annum payable monthly. Principal installments are due monthly, commencing on the date in which BMC is required to commence production royalty payments. Payments on the notes are interest only until production commences. During the year ended March 31, 2012 the Company paid $302,549 in principal payments. All unpaid principal and accrued interest, if any, is due and payable on May 21, 2013. The aggregate balance due on the notes as of March 31, 2012 is $1,376,479.

The debt offering costs in connection with the Bridge Loan facility (see Note 11) totalled $312,549 paid in cash. Due to the closing of this facility at year end, no costs were yet amortized to interest expense.

9. ASSET RETIREMENT OBLIGATION

At March 31, 2012 and March 31, 2011, our asset retirement obligation was as follows:
	Year ended	Year ended
	March 31, 2012	March 31, 2011
Asset retirement obligation, beginning of period	$51,300	–
Incurred	–	$48,254
Accretion	139,673	3,046
Additions and changes in estimates	1,484,904	–
Asset retirement obligation, end of period	$1,675,877	$51,300

The asset retirement obligation at March 31, 2012 was calculated based on responsibilities the Company had to reclaim certain disturbed acreage relating to exploration on the Borealis property. The asset retirement obligation at March 31, 2012 includes the Company’s estimate of reclamation costs for Phase 1A of the Borealis Heap Leach Project and in fill drilling that commenced in the quarter ended December 31, 2011.

10.  OPTION TO REDUCE ROYALTY

In August 2008, Gryphon and its wholly-owned subsidiary, Borealis Mining Company, entered into an option agreement with the lessors of the Borealis property to amend the mining lease for the Borealis Property to fix the previously gold price-based sliding scale royalty to a fixed 5% Net Smelter Royalty. Effective May 20, 2011, the Company exercised the option to fix the Net Smelter Return (NSR) royalty on its Borealis property at 5%.

Under the terms of the option agreement, as amended, Gryphon exercised the option by paying the lessors aggregate consideration of $7,000,000 (less the $250,000 previously paid by Gryphon to the lessors upon execution of the option agreement) as follows:

(a)	$150,000 in cash;

(b)	7,726,500 shares of common stock;

(c)	5% promissory notes in the aggregate principal amount of $1,600,000, due May 20, 2013, with installment payments due upon commencement of production on the Borealis property; and

(d)
5% convertible notes in the aggregate principal amount of $1,909,500, due May 20, 2014, convertible into shares of Gryphon common stock at $0.70 per share through May 20, 2012, $0.80 per share through May 20, 2013 and $0.90 per share through May 20, 2014.

Accordingly, at March 31, 2012 and at March 31, 2011, the Company’s mineral properties include the following payments made to the Borealis Property lessors:

	Year	Year
	ended	ended
	March 31, 2012	March 31, 2011
Balance, beginning of period	$760,903	$560,903
Cash paid	175,000	200,000
Promissory notes payable	1,600,000	–
Convertible notes payable	1,909,500	–
Common stock issued	1,081,675	–
Balance, end of period	$5,527,078	$760,903

Gryphon Gold Corporation
Notes to Consolidated Financial Statements

10.  OPTION TO REDUCE ROYALTY, CONTINUED:

On January 31, 2012, the Company was served with a complaint alleging breach of contract that was filed in the First Judicial District Court for the State of Nevada in Carson City by Borealis royalty holders which include the Cavell Trust, Hardrock Mining Company and John W. Whitney. The royalty holders allege that monthly “advance royalties” which have been paid by Gryphon Gold are not recoverable from ongoing production royalties and are payable during the duration of the mining lease. Gryphon Gold has deducted previously paid “advance royalties” from production royalties payable under the Borealis mining lease agreement. At March 31, 2012 the Company had deducted $125,874 of previously paid advance royalties and classified them in accrued liabilities. The Company believes the royalty holders claims are without merit and intends to vigorously defend against the claims.

11.  LONG TERM DEBT

July 27, 2011 debt offering

On July 27, 2011, we closed a $3,169,514 debt offering of units at a price of $1,000 CAD per unit. The offering was led by Acumen Capital Finance Partners Limited in Canada and by Roth Capital Partners in the United States. Each unit consists of $1,000 CAD principal amount of 10% secured subordinated debentures maturing July 28, 2012 and 1,500 Series P. Each warrant entitles the holder thereof to purchase one share of common stock at a price of $0.20 USD per share until January 27, 2013. We also issued each of Acumen and Roth 112,500 Broker Warrants exercisable to acquire shares of common stock at a price per share of US$0.20, until January 27, 2013. The debentures bear interest from the date of issue at 10.0% per annum, payable quarterly on March 31, June 30, September 30, and December 31 of each year commencing on September 30, 2011. The debentures were issued under the Trust indenture, which contains customary terms, conditions and covenants. The debentures were collateralized by a pledge of shares of BMC and a general security interest in the assets of Gryphon Gold. We repaid these debentures in April 2012, with the Senior Credit Facility (see Note 15).

The fair value of the warrants issued to note holders and brokers pursuant to the July 2011 offering was $383,670, which was calculated using Black-Scholes model with a risk free interest rate of 0.30%, volatility of 86.59%, 549 days expected term and an exercise and market price of $0.20 per share. This relative fair value resulted in a discount to the notes payable and will be amortized over the twelve-month term of the notes and as at March 31, 2012, $261,737 had been amortized and charged to interest expense.

The debt offering costs in connection with the notes payable transaction closed on July 27, 2011 totaled $405,520 paid in cash and as at March 31, 2012, $246,770 was amortized and charged to interest expense.

November 22, 2011 debt offering

On November 22, 2011 we closed another $4.3 million debt offering of units. The offering was led by Acumen Capital Finance Partners Limited in Canada and by Roth Capital Partners in the United States. Each unit consists of $1,000 CAD principal amount of 10% secured subordinated debentures maturing November 23, 2012 and 750 Series Q Warrants. Each warrant entitles the holder thereof to purchase one share of common stock at a price of $0.40 USD per share until May 22, 2013. The debentures bear interest from the date of issue at 10.0% per annum, payable quarterly on March 31, June 30, and September 30. The debentures were issued under a Trust Indenture, which contains terms, conditions, covenants and restrictive covenants, including restrictive covenants that limited our ability to issue equity and debt securities. The debentures were secured by a pledge of the shares of BMC and a general security interest in our assets which was subordinate to the collateralized interest granted to holders of the debentures issued on July 27, 2011. We repaid these debentures in April 2012, with the Senior Credit Facility (see Note 15).

The fair value of the warrants issued to note holders and brokers pursuant to the November 2011 offering was $308,379, which was calculated using Black-Scholes model with a risk free interest rate of 0.40%, volatility of 84.11%, 548 days expected term and an exercise and market price of $0.2794 per share. This valuation was recorded as a discount to the notes payable and will be amortized over the twelve-month term of the notes and as at March 31, 2012 $110,679 had been amortized and charged to interest expense.

The debt offering costs in connection with the notes payable transaction closed on November 22, 2011 $424,067 paid in cash as at March 31, 2012, $138,618 was amortized and charged to interest expense.

Acumen and Roth Capital were paid a cash commission of 6.5% of the gross proceeds of the July and November offerings.

Gryphon Gold Corporation
Notes to Consolidated Financial Statements

11.  LONG TERM DEBT, CONTINUED:

Waterton bridge loan

On March 20, 2012, we entered into a Bridge Loan facility with Waterton Global LLC for $1,500,000. The loan was to be paid within 60 days or be subject to immediate repayment from the $15,000,000 Senior Credit Facility. Security for the loan was a perfected lien and a first priority security interest in all tangible and intangible properties and assets of Gryphon Gold. The loan accrued interest at a 15% rate and included a $30,000 structuring fee, $100,000 for legal and other expenses, as well as payment of 1,500,000 Series R Warrants, each entitling the lender to purchase one common share of Gryphon Gold stock at a strike price of $0.18 per share. The Series R Warrants were issued outside of our reporting currency therefore creating a liability. The fair value of the warrants, $137,291, was calculated based on the Black-Scholes model with a risk free interest rate of 0.62%, volatility of 88.06%, 1,095 days expected term, exercise price of $0.18 and a market price of $0.17. The warrants expire on March 20, 2015.

We repaid these debentures in April 2012, with the Senior Credit Facility (see Note 15).

Loss on modification of debt

In conjunction with the bridge loan, the note holders of the July and November 2011 debentures were issued an aggregate total of 14,955,308 warrants exercisable at a price of $0.16 with a term of 18 months. The fair value of the warrants issued to the note holders pursuant to the Bridge Loan facility was $912,274, which was calculated using Black-Scholes model with a risk free interest rate of 0.62%, volatility of 72.52%, 549 days expected term and an exercise price of $0.16 and market price of $0.17 per share. The note holders were issued these warrants in return for the forbearance of the debt covenants which created a substantial modification in the terms of the notes. In addition $358,413 of deferred debt offering costs and $319,634 of debt discount were included in the total loss on modification of debt which was $1,590,321 for the year ended March 31, 2012. This is captured as a loss modification of debt on our Statement of Operations.

Convertible notes

The convertible notes (see Note 10) bear interest at 5% per annum payable monthly. Monthly payments on the notes are interest only for a period of 12 months from the commencement of the construction of the mine. Subsequent to the twelve-month period, the notes are payable in monthly installments of principal and interest. All unpaid principal and accrued interest, if any, is due and payable on May 21, 2014. The aggregate balance due on the notes as of March 31, 2012 is $1,909,500.

12.  CAPITAL STOCK

[a]	Authorized capital stock consists of 250,000,000 common shares with a par value of $0.001 per share and 15,000,000 preferred shares with a par value of $0.001 per share.

On May 20, 2011, the Company issued 7,726,250 common shares in connection with the exercise of the option to reduce the royalty (see Note 10). The shares were valued at $1,081,675, which was based upon the fair value of the shares on the date of exercise.

On May 24, 2011, the Company issued 89,060,000 common shares in connection with a public offering for net cash proceeds of $9,601,639, after offering costs of $1,466,723.

During the quarter ended December 31, 2011, 150,000 options were exercised for proceeds of $20,080.

During the quarter ended December 31, 2011, 183,500 warrants were exercised for proceeds of $45,874.

Gryphon Gold Corporation
Notes to Consolidated Financial Statements

12.  CAPITAL STOCK, CONTINUED:

[b]	Warrants:

The following table summarizes information about warrants outstanding and exercisable as at March 31, 2012:

Warrants Outstanding and Exercisable

Warrants	Avg Remaining Life in Years	Exercise Price	Expiry Date
732,215	0.2	$0.20	June 16, 2012
3,250,000	0.7	$0.30	January 21, 2013
4,725,000	0.7	$0.20	January 27, 2013
3,359,250	1.1	$0.40	May 22, 2013
2,226,500	1.5	$0.30	November 13, 2013
1,500,000	3.0	Cdn$0.186	March 19, 2015
14,955,308	1.5	$0.164	October 20, 2013
30,748,273	1.3	$0.25

[c]	Stock options:

2006 Omnibus Incentive Plan

The Plan is administered by the Compensation Committee, which has full and final authority with respect to the granting of options there under. Options may be granted under the Plan to such directors, officers, employees or consultants of Gryphon Gold and its subsidiaries as the Compensation Committee may from time to time designate (referred to as a “participant”). Each option will generally entitle a participant to purchase one share of common stock during the term of the option upon payment of the exercise price. The exercise price of any options granted under the Plan shall be determined by the Compensation Committee and may not be less than the market price of our common stock on the date of grant of the options (calculated in accordance with the rules of the Toronto Stock Exchange as the volume weighted average trading price for the five trading days preceding the date of grant). Gryphon Gold may provide financial assistance to eligible persons to purchase shares of common stock under the Plan, subject to applicable law and the rules and policies of any securities regulatory authority or stock exchange with jurisdiction over the Corporation or a trade in its securities. Any financial assistance so provided will be repayable with full recourse and the term of any such financing shall not exceed the term of the option to which the financing applies.

The term of any options granted shall be determined by the Compensation Committee at the time of the grant but the term of any options granted under the Plan shall not exceed ten years. If desired by the Compensation Committee, options granted under the Plan may be subject to vesting provisions. Options granted under the Plan are not transferable or assignable other than by will or otherwise by operation of law. In the event of death or disability of an option holder, options granted under the Plan vest immediately if unvested and expire one year from the death or disability of the option holder.

Certain restrictions contained in the Plan include:

●
the number of shares of common stock which may be issued pursuant to the Plan (or any other employee related plan or options for service) to any one person may not exceed 5% of all the common shares issued and outstanding on a non-diluted basis from time to time; and

●
the number of shares of common stock which may be issued pursuant to the Plan (or any other employee-related plan or options for services) to insiders (as defined in the rules of the Toronto Stock Exchange to include generally directors, senior officers of Gryphon Gold or its subsidiaries or shareholders who own more than 10% of our common stock) during any twelve month period may not exceed 10% of the common stock issued and outstanding on a non-diluted basis from time to time (unless approval of disinterested shareholders has been obtained in accordance with the rules of the Toronto Stock Exchange).

●
the number of shares of common stock which may be reserved for issuance in respect of options granted to insiders pursuant to the Plan (or any other employee-related plan or options for service) may not exceed 10% of the common stock issued and outstanding on a non-diluted basis from time to time unless approval of disinterested shareholders has been obtained in accordance with the rules of the Toronto Stock Exchange).

Gryphon Gold Corporation
Notes to Consolidated Financial Statements

12.  CAPITAL STOCK, CONTINUED:

Our Board of Directors may at any time terminate or amend the Plan in any respect, provided however, that the Board may not, without the approval of the shareholders, amend the Plan or any option granted thereunder in any manner that requires shareholder approval under applicable law or the rules and policies of any stock exchange or quotation system upon which the common shares are listed or quoted.

The Company recognizes stock-based compensation expense over the requisite service period of the individual grants, which generally equals the vesting period. The Company’s total employees are relatively few in number and turnover is considered minimal, therefore the Company currently estimates forfeitures to be 20%. Estimate of forfeitures is reviewed on a quarterly basis. Stock-based compensation is expensed on a straight-line basis over the requisite service period.

On September 8, 2011, at the annual general meeting of the shareholders, the shareholders approved an increase in the number of shares of common stock issuable pursuant to the grant of stock options under the Omnibus Incentive Plan. After the shareholders approved the increase, the 2006 Omnibus Incentive Plan authorizes us to grant 12,000,000 options of common stock and 1,000,000 restricted stock units.

The Company recorded total stock-based compensation expense related to stock options and restricted stock units as follows:

	Year Ended	Year Ended
	March 31, 2012	March 31, 2011
Management salaries	$259,173	$122,375
Consulting expense	18,110	62,035
Total	$277,283	$184,410

Stock option activity

The following table summarizes the Company’s stock option activity (excluding options issued to a consultant, above) for year ended March 31, 2012:

	Number of Stock	Weighted Average
	Options	Exercise Price
Outstanding, April 1, 2011	4,917,500	$0.41*
Granted	2,315,000	$0.26
Exercised	(150,000)	$0.13
Forfeited	(840,000)	$0.81*
Total outstanding at March 31, 2012	6,242,500	$0.30*
Vested and exercisable at December 31, 2011	5,390,000	$0.31*

* Based on the March 31, 2012 exchange rate of Cdn$1 equals US$1.0025.

The weighted-average grant-date fair value of the options granted in the year ended March 31, 2012 was $0.16.

The intrinsic value of options exercised during the year ended March 31, 2012 was $25,819. The intrinsic value of exercisable stock options at March 31, 2012 was $76,553 and the weighted average term of the remaining exercisable options is 2.6 years.

Out of the 2,315,000 granted during the year ended March 31, 2012, 150,000 were granted to a consultant, the remaining were granted to employees and directors.

Valuation assumptions

Compensation and consulting expense recorded in the consolidated financial statements has been estimated using the Black-Scholes option-pricing model. The weighted average assumptions used in the pricing model include:

Gryphon Gold Corporation
Notes to Consolidated Financial Statements

12. CAPITAL STOCK, CONTINUED:
	Year	Year
	ended	ended
	March 31, 2012	March 31, 2011
Dividend yield	0%	0%
Expected volatility	90%-112%	99% -119%
Risk free interest rate	0.31%-0.78%	0.52% -1.62%
Expected lives	3 years	2-3 years

The risk-free interest rate was determined based on the rate at the time of grant for US government zero-coupon bonds for a 2-3-year term, which is a term equal to the estimated life of the option. Dividend yield was based on the stock option’s exercise price and expected annual dividend rate at the time of grant. Volatility was derived by measuring the average share price fluctuation of the Company’s stock. The period of historical volatility is the same period as the expected life of the options being three years.

[d]	Restricted stock units (“RSUs”):

The RSU grants entitle the recipient to receive shares of common stock of the Company upon vesting. The RSU grants can vest immediately or over a period for up to five years.

The following table summarizes information about RSUs outstanding as at March 31, 2012:

	RSUs	RSUs	RSUs	RSUs	Weighted
	Granted	Vested	Forfeited	Cancelled	Average
				and Cash in	Fair Value
				lieu of	at Grant
				issued	Date
Outstanding at April 1, 2006	–	–	–		–
Issued April 18, 2006	8,000	8,000	–		Cdn$1.63
Issued December 12, 2006	29,000	15,000	14,000		Cdn$0.84
Issued January 10, 2007	650,000	488,750	118,750	42,500	Cdn$0.82
Issued September 6, 2007	154,170	154,170	–		Cdn$0.77
Issued September 20, 2010	275,000	275,000	–		$0.16

Outstanding at March 31, 2012	1,116,170	940,920	132,750	42,500	–

 All issued restricted stock units have vested.

13.  COMMITMENTS & CONTINGENCIES

[a]
A portion of the Borealis Property is subject to a mining lease. The Company was required to make advanced royalty payments monthly of $10,205, adjusted annually based on the Consumer Price Index. In addition, production of precious metals from the Borealis Property are subject to the payment of a royalty under the terms of the mining lease. The Company deducts advance royalty payments from production royalties due under the mining lease, pursuant to the mining lease. The Company’s royalty holders have disputed this practice (see Note 10]. The Company is currently preparing a response to their complaint.

[b]
The Company rents office space in Vancouver, BC for a 5-year term, commencing September 2008 (which has been sub-lease, refer to “Contractual obligations”), office space in Hawthorne, Nevada for a one year term, and office space in Carson City, Nevada for a three year term. The following are the remaining rental lease commitments in relation to the office leases:

March 31,
FY2012	$1,200
FY2013	104,275
FY2014	65,891
FY2015	9,619
Total	$180,985

Gryphon Gold Corporation
Notes to Consolidated Financial Statements

14. INCOME TAXES

No tax provision has been recorded for the years ended March 31, 2012 or 2011.

Significant components of the Company’s deferred tax balances are as follows:
	2012	2011
	$	$
Deferred tax assets
Net operating loss carryforwards	10,707,591	9,300,024
Inventory	224,422	-
Mineral property basis	302,350	323,391
Permitting & feasibility costs	1,425,913	1,393,222
Exploration costs	1,599,132	2,049,905
Stock compensation	1,121,491	1,029,390
Reclamation costs	(3,025)	1,960
Equipment	(41,234)	12,765
Debt issue costs and discounts	237,316	–
Donations	3,963	826
Unrealized foreign exchange loss	1,529	265
Unrealized losses on marketable securities	–	(9,982)
Accrued compensation not paid by June 15	28,381	6,755
Accrued sub-lease loss	4,715	11,084
Capital losses	43,334	53,342
Total deferred tax assets	15,655,878	14,172,947
Valuation allowance	(15,655,878)	(14,172,947)
Net deferred tax assets	–	–
Deferred tax liabilities
Equipment	–	–
Prepaid expenses	–	–
Total deferred tax liabilities	–	–

The potential income tax benefits relating to the deferred tax assets have not been recognized in the consolidated financial statements as their realization did not meet the requirements of “more likely than not” under the liability method of tax allocation. Accordingly, no deferred tax assets have been recognized as at March 31, 2012 and 2011. The reconciliation of income taxes attributable to continuing operations computed at the statutory income tax rate of 35.34% [2011 – 35.34%] is as follows:

	March 31,		March 31,
	2012		2011
Tax at statutory rates	(1,792,480)	35%	$(961,762)	35.00%
State taxes, net of federal benefit	–	–	(9,343)	0.34%
Meals and entertainment and other	326,190	6.37%	13,572	-0.49%
Change in valuation allowance	1,466,290	-28.63%	957,533	-34.85%
State tax rate adjustment	–	0.00%	–	0.00%
	–	0.00%	$–	0.00%

At March 31, 2012 the Company has operating losses of approximately $30.6 million [2011 - $26.3million] in the United States available for future deduction from taxable income and which expire in various amounts from 2024 through 2031. The Company also had state tax-basis net operating loss carryforwards totaling $8.9 million [2011 -$8.9 million], which will expire in various amounts from 2023 through 2031. In addition, the Company had capital losses of $123,810 for 2012 and $152,331 in 2011, which will expire in various amounts from 2013 and 2015.

Gryphon Gold Corporation
Notes to Consolidated Financial Statements

15.  SUBSEQUENT EVENTS

On April 18, 2012, we entered into a Senior Secured Gold Stream non-revolving credit facility with Waterton Global Value LP, by its Investment Manager, Altitude Management Ltd. (the “Senior Facility”), in the aggregate amount of $15,000,000. The full $15,000,000 was advanced to us on April 19, 2012, and we used the proceeds to pay off the Bridge Loan of $1,500,000 entered into with Waterton in March 20, 2012, as well as our Cdn$3,000,000 10% subordinated secured notes, due in July of 2013, and our Cdn$4,500,000 10% subordinated secured notes, due November 27, 2013. The Security Facility loan bears interest calculated at 5% per annum and is repayable in 12 equal monthly installments commencing in May of 2013. The amount of monthly repayments will be based on a formula using 80% of the gold spot price as the value of the gold (or cash equivalent) to be delivered to Waterton. On each repayment date, we may pay the amount in gold to Waterton’s gold account, or, if requested by Waterton, pay the amount in cash. The Senior Facility bears an interest rate at 5% per annum. The loan is secured by a first priority charge on the assets of Gryphon Gold and BMC.

We paid Waterton a non-refundable structuring fee equal to 1% of the draw-down amount and issued Waterton 14,062,500 Series T Warrants, exercisable to acquire shares of common stock at a price of Cdn$0.16 per share until April 18, 2015.

As part of the Senior Facility, we entered into a Gold and Silver Supply Agreement with Waterton whereby Waterton has the right to purchase all of the gold and silver produced by BMC at the Borealis property. The Gold and Silver Supply agreement is effective from the closing date of the Senior Facility until the Borealis Property ceases operations.

16.  SUPPLEMENTAL CASH FLOW DISCLOSURES

	March 31, 2012	March 31, 2011
Interest paid, net of amount capitalized	$514,202	$8,917

Non-cash investing and financing activities:

	March 31, 2012	March 31, 2011
Issuance of 7,726,500 shares at a fair value of $0.14 per share related to exercise of the option to fix the royalty at 5%	$1,081,675	–
Promissory and convertible notes issued related to exercise of the option to fix the royalty at 5%	3,509,500	–
Capitalized construction in progress purchased with accounts payable	1,615,603	–
Financed equipment	29,184	–
Shares issued for settlement of accounts payable	–	$60,000
Extinguishment of note payable by sale of discontinued operations	–	2,180,587
Share consideration paid to former owners of discontinued operations	–	270,000
Issuance of 550,000 shares of common stock to a consultant	–	126,500
Issuance of stock options to a consultant	–	69,355

18,812,500 Shares of Common Stock

PROSPECTUS

July 17, 2012

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13 – OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION
Amount
Securities and Exchange Commission Registration Fee	$ 253.32
Legal Fees and Expenses	*
Accounting Fees and Expenses	*
Printing and Engraving Expenses	*
Miscellaneous Expenses	*
Total	*

* - To be provided by amendment

ITEM 14 – INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Company's Bylaws and Articles of Incorporation (the "Certificate of Incorporation") provide that we shall, to the full extent permitted by the Nevada General Business Corporation Law, as amended from time to time (the "Nevada Corporate Law"), indemnify all of our directors and officers. Section 78.7502 of the Nevada Corporate Law provides in part that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of another corporation or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

Similar indemnity is authorized for such persons against expenses (including attorneys' fees) actually and reasonably incurred in defense or settlement of any threatened, pending or completed action or suit by or in the right of the corporation, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and provided further that (unless a court of competent jurisdiction otherwise provides) such person shall not have been adjudged liable to the corporation. Any such indemnification may be made only as authorized in each specific case upon a determination by the stockholders or disinterested directors that indemnification is proper because the indemnitee has met the applicable standard of conduct. Under our Certificate of Incorporation, the indemnitee is presumed to be entitled to indemnification and we have the burden of proof to overcome that presumption. Where an officer or a director is successful on the merits or otherwise in the defense of any action referred to above, we must indemnify him against the expenses which such offer or director actually or reasonably incurred. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 15 – RECENT SALES OF UNREGISTERED SECURITIES

In the past three years, we have offered and sold the following securities in unregistered transactions pursuant to exemptions under the Securities Act.

During the quarter ended September 30, 2009, the Company issued 7,161,500 shares of our common stock on the exercise of common share purchase warrants for aggregate proceeds of Cdn$1,289,070. The shares of our common stock were issued upon exercise of the warrants to certain accredited investors pursuant to an exemption from the registration requirements of Securities Act provided by Section 4(2) of the Securities Act, an exclusion from such registration requirements provided by Regulation S under the Securities Act and in each case pursuant to state and local securities laws and regulations.

On February 5, 2010, to permit the Company to exercise the Option, the Company, the Debtholders and Nevada Eagle entered into Amendment No. 1 to the Option Agreement (“Amendment No. 1”) pursuant to which, amongst other items, (i) the Company obtained the right, in lieu of the $500,000 cash payment, to issue a $500,000 promissory note to the Debt holders payable on the earlier of the receipt of proceeds $500,000 from a contemplated private placement or February 19, 2010; (ii) to delete certain unmet conditions required to be satisfied by Gryphon in connection with the exercise of the Option; and (iii) update the schedule of properties listed to secure repayment of the Amended Note.  The securities were issued upon exercise of the warrants to certain accredited investors pursuant to an exemption from the registration requirements of the Securities Act provided by Section 4(2) of the Securities Act.

As consideration for entering into Amendment No. 1, on February 5, 2010, the Company and the Debt holders entered into an Option Consideration Agreement (the “Option Consideration Agreement”) pursuant to which the Company agreed to (i) issue the Debtholders 1,500,000 shares of our common stock of Gryphon and (ii) amend the terms of the Amended Note to reduce the conversion price (the “Amendment Consideration”), which Amendment Consideration was subject to obtaining Toronto Stock Exchange approval and, if required by the Toronto Stock Exchange, stockholder approval (the “Approvals”). The conversion price of Amended Note was amended upon receipt of such Approvals to be convertible at $0.60 per share from February 5, 2010 through March 30, 2010, at $0.70 per share from March 31, 2010 through March 30, 2011 and at $0.80 per share from March 31, 2011 to March 30, 2012.  The securities were issued upon exercise of the warrants to certain accredited investors pursuant to an exemption from the registration requirements of the Securities Act provided by Section 4(2) of the Securities Act.

On February 5, 2010, we exercised the Option to restructure the Convertible Note by converting $2,500,000 of principal of the Convertible Note, through the issuance of 4,000,000 shares of our common stock and a promissory note in the principal amount of $500,000 to the Debt holders, and issuing the Amended Note for the remaining $2,500,000 of principal of the Convertible Note to the Debt holders due and payable on March 30, 2012.  The securities were issued pursuant to an exemption from registration in reliance upon Section 4(2) of the Securities Act.

On February 18, 2010, we closed the private placement announced on January 22, 2010 and issued 10,897,353 units at a purchase price of Cdn.$0.17 per unit for gross proceeds of $1,762,701 (Cdn$1,852,550). Each unit consists of one share of common stock and one half of one common stock purchase warrant. Each whole common stock purchase warrant is exercisable for a period of two years from the date of closing of the private placement to purchase one additional share of common stock at an exercise price of US$0.25. The units were offered for sale directly by the Company. In connection with the private placement, the Company has paid qualified registered dealers cash commissions in the aggregate amount of $162,003 (Cdn$170,261) and has issued to such qualified registered dealers compensation options to acquire up to 990,500 shares of common stock of the Company, exercisable at a price of US$0.21 for a period of up to twelve months from the date of closing of the private placement. The units were placed outside the United States pursuant to the exemption from the registration requirements of the Securities Act under Rule 903 of Regulation S of the Securities Act on the basis that the sale of the units was completed in an "offshore transaction", as defined in Rule 902(h) of Regulation S. In determining the availability of this exemption, Gryphon relied on representations made by the investors in the subscription agreements pursuant to which the units were purchased.

On June 16, 2010, we closed the private placement with Sage and issued 1,464,429 units at a purchase price of Cdn.$0.14 per unit for gross proceeds of $200,000 (Cdn.$205,000). Each unit consisted of one share of common stock and one half of one common stock purchase warrant. Each whole common stock purchase warrant is exercisable for a period of two years from the date of closing of the private placement to purchase one additional share of common stock at an exercise price of $0.20. The units were offered for sale directly by us. The proceeds of this offering were applied to fund the continuation of our exploration and development programs.  The shares of our common stock were issued pursuant to an exemption from registration in reliance upon Section 4(2) of the Securities Act.

On August 23, 2010, we issued 1,500,000 shares of its common stock to Gerald W. Baughman and Fabiola Baughman (the “Baughmans”) pursuant to the terms of an Option Consideration Agreement by an between the Company and the Baughmans, dated February 5, 2010 (the “Option Consideration Agreement”). Pursuant to the terms of the Option Consideration Agreement and in order to satisfy the requirements of the Toronto Stock Exchange, the issuance of the shares of our common stock to the Baughmans was subject to approval by Gryphon’s stockholders at Gryphon’s next meeting of stockholders. On August 20, 2010, stockholders approved the issuance of the shares of our common stock to the Baughmans. The shares of our common stock were issued pursuant to an exemption from registration in reliance upon Section 4(2) of the Securities Act.

On January 21, 2011, we closed a private financing and raised net proceeds of approximately $1.3 million.  The Company issued 6,500,000 units in a private placement, each unit consisting of one share of its common stock and one-half of a warrant to purchase a share of its common stock.  The warrants are exercisable for a period of twenty-four months following the date of issuance at an exercise price of $0.30 per share.  The purchasers of the units are entitled to registration rights on the shares of common stock and warrants.  The units were placed outside the United States pursuant to the exemption from the registration requirements of the Securities Act under Rule 903 of Regulation S of the Securities Act on the basis that the sale of the units was completed in an "offshore transaction", as defined in Rule 902(h) of Regulation S. In determining the availability of this exemption, Gryphon relied on representations made by the investors in the subscription agreements pursuant to which the units were purchased.

On May 20, 2011, in connection with the exercise of an option to fix the royalty on our Borealis Project at 5%, we issued a $1.6 million promissory note, due May 20, 2013, with installment payments due upon commencement of production on the Borealis Property; 7,726,250 shares of common stock and a 5% convertible notes in the aggregate principal amount of $1,909,500, due May 20, 2014, convertible into shares of Gryphon common stock at $0.70 per share through May 20, 2012, $0.80 per share through May 20, 2013 and $0.90 per share through May 20, 2014.  These securities were issued to accredited investors pursuant to Section 4(2) of the Securities Act.

On July 27, 2011, we closed a Cdn$3,000,000 private placement of units at price of Cdn$1,000 per Unit.  The offering was conducted by a lead agent in Canada and by a U.S. agent in the United States.  Each Unit consists of Cdn$1,000 principal amount of 10% secured subordinated debentures maturing July 28, 2012 and 1,500 warrants.  Each Warrant entitles the holder thereof to purchase one common share in the capital of the Company at a price of $0.20 per share.  The Warrants expire on January 27, 2013.  The shares of our common stock were issued pursuant to an exemption from registration in reliance upon Section 4(2) of the Securities Act.

On November 22, 2011, we closed a Cdn$4,479,000 private placement of units at a price of Cdn$1,000 per unit.  The offering was conducted by a lead agent in Canada and by a U.S. agent in the United States.  Each unit consists of Cdn$1,000 principal amount of 10% secured subordinated debentures maturing November 22, 2012 and 750 warrants.  Each warrant entitles the holder thereof to purchase one common share in the capital of the Company at a price of $0.40 per share.  The warrants expire on May 22, 2013.  The securities were issued pursuant to an exemption from registration in reliance upon Section 4(2) of the Securities Act.

On March 20, 2012, we entered into a Bridge Loan facility with Waterton Global Value, L.P. for $1,500,000.  The loan was to be paid within 60 days or be subject to immediate repayment from the $15,000,000 Senior Credit Facility.  Security for the loan was a perfected lien and a first priority security interest in all tangible and intangible properties and assets of Gryphon Gold.  The loan accrued interest at a rate of 15% and was subject to a $30,000 structuring fee as well as the issuance of 1,500,000 warrants, each entitling the lender to purchase one common share of Gryphon Gold stock at a strike price of 115% of the 5-day volume weighted average price of Gryphon’s common stock on the date of the agreement but provided that the price will not exceed $0.20 per share.  The warrants expire on the third anniversary of their issue date.  The securities were issued pursuant to an exemption from registration in reliance upon Section 4(2) of the Securities Act.

In conjunction with the bridge loan the noteholders of the July and November 2011 debentures were issued an aggregate total of 14,955,308 warrants, each exercisable to acquire our common shares at a price of $0.164 for a period of 18 months.  The securities were issued pursuant to an exemption from registration in reliance upon Section 4(2) of the Securities Act.

On April 18, 2012, we entered into a Senior Secured Gold Stream credit facility with Waterton Global Value, L.P. (the “Senior Facility”).  The monthly repayments will be based on a formula using 80% of the gold spot price as the value of gold.  As part of the Senior Facility, we entered into a Gold and Silver Supply Agreement with Waterton Global Value, L.P. whereby Waterton Global Value, L.P. has the right to purchase all of the gold and silver produced by BMC at the Borealis property.  The Gold and Silver Supply agreement is effective from the closing date of the Senior Facility until the Borealis Property ceases operations.  The proceeds were used to repay the Bridge Loan of $1,500,000 entered into with Waterton Global Value, L.P. on March 20, 2012 as well as our Cdn$3,000,000 10% subordinated secured notes, due in July of 2013, and our Cdn$4,500,000 10% subordinated secured notes, due November 27, 2013. The Security Facility loan bears interest at a rate of 5% per annum and is repayable in 12 equal monthly installments commencing in May 2013.  The loan is secured by a first priority charge on the assets of Gryphon Gold and BMC.  In addition, we issued an aggregate of 14,062,500 share purchase warrants were issued to Waterton in connection with the Senior Facility.  Each warrant is exercisable at a price of Cdn$0.16 to acquire one common share in the capital share of the Registrant and expire three years from the date of issuance  The securities were issued pursuant to an exemption from registration in reliance upon Section 4(2) of the Securities Act.

ITEM 16 – EXHIBITS

Other than contracts made in the ordinary course of business, the following are the material contracts that we have entered into within the two years preceding the date of this Registration Statement:

Exhibits

Number	Description

3.1*	Articles of Incorporation of Gryphon Gold Corporation, filed April 24, 2003 (Previously filed on Form SB-2 on August 17, 2005 as Exhibit 3.1)
3.2*	Certificate of Amendment to Articles of Incorporation of Gryphon Gold Corporation, filed August 9, 2005 (Previously filed on Form SB-2 on August 17, 2005 as Exhibit 3.2)
3.3*	Bylaws of Gryphon Gold Corporation (Previously filed on Form SB-2 on August 17, 2005 as Exhibit 3.3)
3.4*	Articles of Incorporation of Borealis Mining Company, filed June 5, 2003 (Previously filed on Form SB-2 on August 17, 2005 as Exhibit 3.4)
3.5*	Bylaws of Borealis Mining Company (Previously filed on Form SB-2 on August 17, 2005 as Exhibit 3.5)
3.6*	Certificate of Amendment to Articles of Incorporation dated December 10, 2009 (Previously filed on Form 8-K on December 16, 2009 as Exhibit 3.1)
4.1*	Specimen Common Stock certificate (Previously filed on Form SB-2 on August 17, 2005 as Exhibit 4.1)
5.1	Opinion Letter of Erwin & Thompson LLP
10.1*	Assignment of Borealis Mining Lease, dated January 10, 2005, between Golden Phoenix Mineral Company and Borealis Mining Company (Previously filed on Form SB-2 on August 17, 2005 as Exhibit 10.2)
10.2*
Agreement and Consent to Assignment of Borealis Mining Lease, entered into as of January 26, 2005, between Richard J. Cavell, Hardrock Mining Company, John W. Whitney, Golden Phoenix Minerals, Inc., Borealis Mining Company and Gryphon Gold Corporation  (Previously filed on Form SB-2 on August 17, 2005 as Exhibit 10.3)

10.3*
Escrow Agreement, dated January 10, 2005, between Borealis Mining Company, Gryphon Gold Company and Lawyers Title Agency of Arizona (Regarding Purchase Agreement dated January 10, 2005)(Previously filed on Form SB-2 on August 17, 2005 as Exhibit 10.4)

10.4*
Purchase Agreement dated January 10, 2005, as amended, Seller: Golden Phoenix Minerals, Inc., Buyer: Borealis Mining Company and Guarantor: Gryphon Gold Corporation (Previously filed on Form SB-2 on August 17, 2005 as Exhibit 10.5)

10.5
Agreement between Golden Phoenix Minerals, Inc. and Borealis Mining Company (Borealis Property, Mineral County, Nevada), dated July 21, 2003 (Previously filed on Form SB-2 on August 17, 2005 as Exhibit 10.6)

10.6*	Membership Interest Purchase Agreement for Nevada Eagle Resources LLC Properties (Previously filed on Form 8-K on July 6, 2007)
10.7*
2006 Omnibus Incentive Plan (Incorporated by reference to Appendix E of the Registrant’s Definitive Schedule 14A proxy statement filed on August 9, 2006)(Previously filed as Exhibit 4.1 to Form S-8 filed on October 11, 2006)

10.8*	Employment Agreement between the Registrant and John L. Key, dated July 21, 2008 (Previously filed as Exhibit 10.1 to Form 8-K filed on July 21, 2008)
10.9*	Option to Amend the Mining Lease on the Borealis Property, dated effective August 22, 2008 (Previously filed as Exhibit 10.18 to Form 10-K filed on June 28, 2010)
10.10*
Amendment No. 1 to the Option Agreement between the Registrant, Gerald W. and Fabiola Baughman, and Nevada Eagle Resources LLC, dated February 5, 2010 (Previously filed as Exhibit 10.1 to the Registrant’s Form 8-K filed on February 10, 2010)

10.11*
Amendment No. 2 to the Option Agreement between the Registrant, Gerald W. and Fabiola Baughman, and Nevada Eagle Resources LLC, dated February 12, 2010 (Previously filed as Exhibit 10.1 to the Registrant’s Form 8-K filed on February 18, 2010)

10.12*	Amendment No. 1 to Option to Amend Mining Lease dated August 7, 2009 (Previously filed as Exhibit 10.2 to the Registrant’s Form 8-K filed on February 24, 2011)
10.13*	Amendment No. 2 to Option to Amend Mining Lease dated February 12, 2010 (Previously filed as Exhibit 10.1 to the Registrant’s Form 8-K filed on February 18, 2010)
10.14*	Amendment No. 3 to Option to Amend Mining Lease dated August 17, 2010 (Previously filed as Exhibit 10.1 to the Registrant’s Form 8-K filed on August 20, 2010)
10.15*	Amendment No. 4 to Option to Amend Mining Lease dated February 22, 2010 (Previously filed as Exhibit 10.1 to the Registrant’s Form 8-K filed on February 24, 2010)

10.16*
Amendment No. 2 to Option Agreement between the Registrant, Borealis Mining Company and Sage Gold, dated April 19, 2010 (Previously filed as Exhibit 10.1 to the Registrant’s Form 8-K filed on April 20, 2010)

10.17*
Membership Interest Purchase Agreement between the Registrant and Fronteer Development (USA) Inc. dated April 23, 2010 (Previously filed as Exhibit 10.1 to the Registrant’s Form 8-K filed on April 27, 2010)

10.18*
Amendment No. 3 to Option Agreement and Amendment No. 2 to Subscription Agreement between the Registrant, Borealis Mining Company and Sage Gold, dated April 19, 2010 (Previously filed as Exhibit 99.1 to the Registrant’s Form 8-K filed on May 6, 2010)

10.19*
Amendment No. 4 to Option Agreement between the Registrant, Borealis Mining Company and Sage Gold, dated June 15, 2010 (Previously filed as Exhibit 10.1 to the Registrant’s Form 8-K filed on June 16, 2010)

10.20*	Bridge Loan Agreement, dated March 20, 2012 (Previously filed as Exhibit 4.1 to the Registrant’s Form 8-K filed on March 26, 2012)
10.21*	July Indenture Subordination Agreement, dated March 20, 2012 (Previously filed as Exhibit 4.2 to the Registrant’s Form 8-K filed on March 26, 2012)
10.22*	November Indenture Subordination Agreement, dated March 20, 2012 (Previously filed as Exhibit 4.3 to the Registrant’s Form 8-K filed on March 26, 2012)
10.23*	July Indenture Supplemental Indenture, dated March 20, 2012 (Previously filed as Exhibit 4.3 to the Registrant’s Form 8-K filed on March 26, 2012)
10.24*	November Indenture Supplemental Indenture, dated March 20, 2012 (Previously filed as Exhibit 4.5 to the Registrant’s Form 8-K filed on March 26, 2012)
10.25*	Deed of Trust, dated March 20, 2012 (Previously filed as Exhibit 10.1 to the Registrant’s Form 8-K filed on March 26, 2012)
10.26*	Pledge and Security Agreement, dated March 20, 2012 (Previously filed as Exhibit 10.2 to the Registrant’s Form 8-K filed on March 26, 2012)
10.27*	Security Agreement (Gryphon Gold Corporation), dated March 20, 2012 (Previously filed as Exhibit 10.3 to the Registrant’s Form 8-K filed on March 26, 2012)
10.28*	Security Agreement (Borealis Mining Company), dated March 20, 2012 (Previously filed as Exhibit 10.4 to the Registrant’s Form 8-K filed on March 26, 2012)
10.29*	Guarantee, dated March 20, 2012 (Previously filed as Exhibit 10.5 to the Registrant’s Form 8-K filed on March 26, 2012)
10.30*+	Senior Secured Gold Stream Credit Agreement, dated April 18, 2012 (Previously filed as Exhibit 10.31 to the Registrant’s Form 10-K filed on June 28, 2012)
10.31*+	Gold and Silver Supply Agreement, dated April 18, 2012 (Previously filed as Exhibit 10.31 to the Registrant’s Form 10-K filed on June 28, 2012)
23.1	Consent of Decoria-Maichel-Teague
23.2	Consent of John Danio, PE, of Denver, CO
23.3	Consent of United States Counsel (Erwin & Thompson LLP) (contained in Exhibit 5.1)

*	Previously filed and incorporated by reference.
+
The Company has requested and / or received confidential treatment with respect to certain portions of this document, which have been omitted, pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

ITEM 17 – UNDERTAKINGS

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Reno, on July 17, 2012.

GRYPHON GOLD CORPORATION

/s/ James T. O’Neil Jr.	Chief Executive Officer and Director	July 17. 2012
(Principal Executive Officer)

/s/Robert L. Chapman	Chief Financial Officer	July 17, 2012
(Principal Financial and
Accounting Officer

Each person whose signature appears below constitutes and appoints each of James T. O’Neil Jr. and Robert L. Chapman his or her attorney-in-fact and agent, with the full power of substitution and resubstitution and full power to act without the other, for them in any and all capacities, to sign any and all amendments, including post-effective amendments, and any registration statement relating to the same offering as this registration that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, to this registration statement, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorneys-in-fact, or their substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ James T. O’Neil Jr.	Chief Executive Officer	July 17, 2012
and Director
(Principal Executive Officer)

/s/ Robert L. Chapman	Chief Financial Officer	July 17, 2012
(Principal Financial and
Accounting Officer)

/s/ Marvin K. Kaiser	Director	July 17, 2012

/s/ Terence J. Cryan	Director	July 17, 2012

17,